  As filed with the Securities and Exchange Commission on July 14, 1999
                                                     Registration No. 333-77795
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                               ----------------

                             AMENDMENT NO. 5
                                      to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                               ----------------
                           EFFICIENT NETWORKS, INC.
            (Exact name of Registrant as specified in its charter)

            Delaware                          3661                       75-2486865
 (State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)    Classification Code Number)     Identification Number)

                               ----------------

                      4201 Spring Valley Road, Suite 1200
                           Dallas, Texas 75244-3666
                                (972) 991-3884
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ----------------

                                 MARK A. FLOYD
                            Chief Executive Officer
                      4201 Spring Valley Road, Suite 1200
                           Dallas, Texas 75244-3666
                                (972) 991-3884
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                                  Copies to:
           KENNETH M. SIEGEL                    S. MICHAEL DUNN, P.C.
            ADAM R. DOLINKO                     MICHELLE KWAN MONTOYA
           PETER F. STEWART                Brobeck, Phleger & Harrison LLP
            HELEN E. QUINN                 301 Congress Avenue, Suite 1200
   Wilson Sonsini Goodrich & Rosati              Austin, Texas 78701
       Professional Corporation                    (512) 477-5495
          650 Page Mill Road
      Palo Alto, California 94304
            (650) 493-9300

                               ----------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ----------------

                     CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                  Proposed Maximum
   Title of Each Class of        Aggregate Offering     Amount of Registration
 Securities to be Registered          Price(1)                  Fee(2)
------------------------------------------------------------------------------
Common Stock $0.001 par
 value......................        $69,000,000               $19,182.00
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1)Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)$16,680 of this fee was paid on May 5, 1999.

                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 14, 1999

                                4,000,000 Shares

                [LOGO OF EFFICIENT NETWORKS, INC. APPEARS HERE]

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $13.00 and $15.00 per share. Our shares have been approved for listing on The Nasdaq Stock Market's National Market under the symbol "EFNT."

  The underwriters have an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 6.

                                                    Underwriting
                                       Price to    Discounts and   Proceeds to
                                        Public      Commissions     Efficient
                                    -------------- -------------- --------------
Per Share..........................  $              $              $
Total.............................. $              $              $

  Delivery of the shares of common stock will be made on or about     , 1999.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                         BancBoston Robertson Stephens

                                                    Volpe Brown Whelan & Company

                  The date of this prospectus is      , 1999.

                       [INSIDE FRONT COVER OF PROSPECTUS]


  [Graphic of network: Internet and corporate local area networks, over a DSL provider's network to four types of users; small business Internet users; consumer Internet users; branch office remote access users; and telecommuters]

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    6
Special Note Regarding Forward-
 Looking Statements.................   17
Use Of Proceeds.....................   18
Dividend Policy.....................   18
Capitalization......................   19
Dilution............................   20
Selected Consolidated Financial
 Data...............................   21
Management's Discussion And Analysis
 Of Financial Condition And Results
 Of Operations......................   22

                                    Page
                                    ----
Business..........................   32
Management........................   50
Certain Transactions..............   57
Principal Stockholders............   59
Description Of Capital Stock......   62
Shares Eligible For Future Sale...   65
Underwriting......................   67
Notice To Canadian Residents......   69
Legal Matters.....................   70
Experts...........................   70
Additional Efficient Information..   70
Index To Consolidated Financial
 Statements.......................  F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.



                     Dealer Prospectus Delivery Obligation

   Until      , 1999 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully.

                            Efficient Networks, Inc.

                                  ------------

   Efficient Networks is a worldwide developer and supplier of high-speed digital subscriber line customer premises equipment for the high-speed, high-volume digital communication, or broadband, access market. According to Cahners In-Stat Group, Efficient was ranked as number five of the top six worldwide producers of digital subscriber line customer premises equipment in terms of both revenues and number of units shipped in 1998 and moved up to number three of the top six suppliers in the first quarter of calendar 1999. Digital subscriber line, or DSL, solutions enable telecommunications and other communication network service providers to provide high-speed, cost-effective broadband access services over the existing copper wire telephone infrastructure. We believe there is significant demand for broadband access, especially among business users and consumers who have found current solutions to be inadequate or too expensive. DSL networks generally consist of two core components, one installed at the network operator's facility--typically referred to as the central office--and one installed at the customer's home or business. The DSL equipment installed at the customer premises is generally referred to as customer premises equipment. We develop and produce DSL customer premises equipment, and in particular single- and multiple-user DSL customer premises equipment for small- to medium-size businesses, branch offices of large corporations and consumers. Our DSL products enable applications such as high-speed Internet access, electronic commerce, access to computer networks from remote locations, telecommuting and extensions of corporate networks to branch offices.

   Business-critical Internet-based applications, such as electronic commerce, Web browsing and access to computer networks from remote locations for telecommuters, generate enormous data traffic over the existing communications infrastructure. The growth in Internet use, increased competition resulting from domestic and international deregulation, and pressure from alternative means of providing high-speed, high-volume access services have led both traditional and new operators of the existing copper telephone wire-based networks to deploy DSL. DSL technology enables these network service providers to rely upon the existing copper telephone wire infrastructure to cost-effectively provide broadband access to most businesses and homes currently connected by telephone lines.

   In order to offer cost-effective DSL services to end users, network service providers are actively seeking DSL customer premises equipment solutions that offer interoperability from the end user's personal computer through the service provider's networks and which provide for simple and low-cost installation and maintenance. The products that make up our SpeedStream family of customer premises equipment satisfy the requirements of network service providers, as they:

 . Enable DSL Deployments. We enable network service providers to rapidly deploy
  DSL services, thereby allowing them to quickly capture market share in today's intensely competitive broadband services market.

 . Ensure End-To-End Interoperability. Our technology expertise and ongoing product development coordination with network equipment vendors, such as ADC Telecommunications, Advanced Fibre Communications, Alcatel, Diamond Lane Communications, DSC Communications, Ericsson, Lucent Technologies, Newbridge Networks, Nokia, Nortel Networks and Siemens, and network service providers enable us to ensure interoperability between the end user's personal computer and the service provider's network.

 . Provide for Efficient and Cost-Effective Installation. Our ProfileBuilder software tool allows a network service provider to pre-configure the customer premises equipment to the parameters of a particular network, reducing the costs associated with having installers perform these activities during each end-user installation.

 . Provide for Cost-Effective Maintenance. Our Advanced Status software allows a network service provider to easily monitor, diagnose and often remotely fix the customer's problems quickly, which can substantially reduce the network service provider's customer support costs.

   Our objective is to be the leading worldwide provider of high-performance DSL broadband access customer premises equipment for businesses, remote offices, telecommuters and consumers. To achieve this goal, we intend to capitalize on our early market acceptance by network service providers and to leverage our relationships with network equipment vendors. In addition, we will continue developing enhancements to our current DSL products and expect to develop products that are capable of processing both voice and data communications through the same DSL equipment and network. Finally, we plan to extend our distribution channels to meet the growing demand for broadband access solutions and increase our brand awareness.

   We sell our products to network equipment vendors and DSL network service providers. As of March 31, 1999, our products have been deployed by BellSouth, Covad Communications, Hong Kong Telecom, Singapore Telecom and seven other network service providers, and purchased by eight network equipment vendors. An additional 39 network service providers have begun to test our customer premises equipment solutions.

   We were incorporated in Delaware in 1993. Our principal executive offices are located at 4201 Spring Valley Road, Suite 1200, Dallas, Texas 75244-3666 and our telephone number is (972) 991-3884. Our Website is located at http://www.efficient.com. Information contained on our Website does not constitute part of this prospectus.

                                  The Offering

Common stock offered.............. 4,000,000 shares
Common stock to be outstanding
 after this offering.............. 36,164,625 shares
Use of proceeds................... For general corporate purposes, principally working capital, additional sales and
                                   marketing efforts, and potential
                                   acquisitions.
Proposed Nasdaq National Market
 symbol........................... EFNT

--------

The above table is based on shares outstanding as of June 30, 1999. However, this table also includes 3,082,191 shares that will be issued prior to the closing of this offering upon exercise of presently outstanding warrants for redeemable convertible preferred stock. These warrants will terminate if not exercised prior to the closing of this offering. See "Capitalization" and "Certain Transactions." This table excludes:

  . 6,131,994 shares subject to options outstanding as of June 30, 1999 under our stock option plans;

  . 3,700,000 shares reserved for future issuance under our stock option and employee stock purchase plans;

  . 167,746 shares issuable upon exercise of outstanding warrants; and

  . 497,663 shares of common stock to be issued to Covad Communications through conversion of a convertible promissory note. See "Certain Transactions."

                                  ------------
   You should be aware that our fiscal year ends on June 30; thus, a reference to "fiscal 1998," for example, is to the fiscal year ended June 30, 1998. In addition, except as otherwise indicated, information in this prospectus is based on the following assumptions:

  . that all note holders will convert an aggregate of $9.0 million owed to them by Efficient into an aggregate of 3,082,191 shares of redeemable convertible preferred stock through the exercise of outstanding warrants;

  . that each outstanding share of redeemable convertible preferred stock will convert into one share of common stock immediately prior to the closing of this offering;

  . that the underwriters' over-allotment option will not be exercised; and

  . that we will file our amended and restated certificate of incorporation.

                   Summary Consolidated Financial Information
                     (in thousands, except per share data)

                                                           Nine Months Ended
                             Fiscal Year Ended June 30,        March 31,
                             ----------------------------  ------------------
                               1996      1997      1998      1998      1999
                             --------  --------  --------  --------  --------
Statement of Operations
 Data:
Net revenues................ $  3,687  $  4,122  $  3,370  $  2,703  $  7,139
Cost of revenues............    2,209     2,386     2,160     1,553     6,699
                             --------  --------  --------  --------  --------
Gross profit................    1,478     1,736     1,210     1,150       440
Loss from operations........   (6,021)   (6,760)   (9,421)   (5,873)  (12,095)
Net loss.................... $ (5,844) $ (6,635) $ (9,291) $ (5,792) $(14,075)
                             ========  ========  ========  ========  ========
Net loss per share:
  Basic and diluted......... $  (2.06) $  (2.19) $  (2.86) $  (1.81) $  (3.77)
                             ========  ========  ========  ========  ========
  Weighted average shares...    2,838     3,027     3,254     3,193     3,807
                             ========  ========  ========  ========  ========
Pro forma net loss per
 share:
  Basic and diluted.........                     $  (0.41)           $  (0.67)
                                                 ========            ========
  Weighted average shares...                       22,886              27,077
                                                 ========            ========

                                                       March 31, 1999
                                             ----------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                             ---------- ----------- -----------
Balance Sheet Data:
Cash and cash equivalents...................  $ 4,596     $6,596      $61,396
Working capital.............................    9,473     11,473       66,273
Total assets................................   17,234     19,234       74,034
Long-term debt, net of discount.............    4,253        --           --
Redeemable convertible preferred stock......   40,408        --           --
Total stockholders' equity (deficit)........  (33,036)    13,625       68,425

                                  ------------

   See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

   The pro forma numbers reflect:

  . the issuance subsequent to March 31, 1999 of $2.0 million in long-term debt;

  . the conversion of $9.0 million in outstanding debt (including $2.0 million of long-term debt issued subsequent to March 31, 1999) into an aggregate of 3,082,191 shares of redeemable convertible preferred stock; and

  . the conversion into common stock of all redeemable convertible preferred stock immediately prior to the closing of this offering.

   The pro forma as adjusted numbers give effect to our receipt of the estimated net proceeds from the sale of the 4,000,000 shares of common stock offered hereby at an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See "Use of Proceeds" and "Capitalization."

   The tables above exclude $5.0 million of convertible debt issued to Covad Communications on June 28, 1999 and the 497,663 shares of common stock to be issued to Covad on conversion of such debt assuming an initial public offering price of $15.00 per share. The Covad debt will automatically convert into common stock on completion of the offering.

                                 RISK FACTORS

   You should carefully consider the risks described below before making a decision to invest in Efficient.

Risks Associated With the Digital Subscriber Line Industry

Sales of our products depend on the widespread adoption of broadband access services and if the demand for broadband access service does not develop, then our results of operations and financial condition would be adversely affected.

   Our business would be harmed, and our results of operations and financial condition would be adversely affected, if the use of broadband access services does not increase as anticipated, or if our customers' broadband access services are not well received in the marketplace. Certain critical factors will likely continue to affect the development of the broadband access services market. These factors include:

  . inconsistent quality and reliability of service;

  . lack of availability of cost-effective, high-speed service;

  . inability to integrate business applications on the Internet;

  . lack of interoperability among multiple vendors' network equipment;

  . congestion in service providers' networks;

  . inadequate security; and

  . inability to meet growing demands for increasing bandwidth.

   Even if these factors are adequately addressed, the market for broadband access services to the Internet and corporate networks may fail to develop or may develop more slowly than anticipated. If this market fails to develop or develops more slowly than anticipated, our business would be harmed, and our results of operations and financial condition would be adversely affected.

Many competing technologies may serve our target market, and if the DSL technology upon which our products is based does not succeed as a technological solution for broadband access, we would not be able to sustain or grow our business.

   The market for high-speed data transmission services has several competing technologies which offer alternative solutions, and the demand for DSL services is uncertain in light of this competition. The introduction of new products by competitors, market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our products less competitive or obsolete. If any of these events occur, we would be unable to sustain or grow our business. Technologies which compete with DSL are:

  . other access solutions provided by telephone network service providers such as dial-up analog modems, integrated services digital networks and T1 services;

  . broadband wireless technologies; and

  . broadband cable technologies.

   If these alternatives gain market share at the expense of DSL technologies, demand for our products would be reduced, and we would be unable to sustain or grow our business. Additionally, wireless and cable network service providers are well funded, and cable network service providers have large existing customer bases. As a result, competition from these companies is intense and expected to increase.

We depend upon network service providers to deploy DSL technologies and services in a broad and timely manner, and if they do not, we would be unable to sell our products.

   If network service providers do not increase their deployment of DSL services rapidly, we would be unable to sell our products as anticipated, if at all. Factors that impact deployments include:

  . the demand from end users;

  . a prolonged approval process, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;

  . the development of a viable business model for DSL services, including the capability to market, sell, install and maintain DSL services;

  . cost constraints, such as installation costs and space and power requirements at the network service providers' central offices;

  . varying and uncertain conditions of the installed copper wire, including size and length, electrical interference, and crossover interference with voice and data telecommunications services;

  . problems of interoperability among DSL network equipment vendors' products;

  . evolving industry standards for DSL technologies; and

  . domestic and foreign government regulation.

Risks We Face Within the DSL Industry

Competition within the DSL market is intense and includes numerous established competitors, and if we are unable to compete effectively, our business would be harmed.

   Competition in the DSL customer premises equipment market is intense, and we expect competition to increase. Many of our competitors and potential competitors have substantially greater name recognition and technical, financial and marketing resources than we have. If we are unable to compete successfully, our business will be harmed and our results of operations and financial condition would be adversely affected. We cannot assure you that we will have the financial resources, technical expertise or marketing, distribution and support capabilities to compete successfully. See "Business-- Industry Background" and "--Competition."

   Competitive pressures could adversely affect us in the following ways:

  . reduce demand for our products;

  . cause delays or cancellations of customer orders;

  . cause us to reduce prices on our existing products; or

  . increase our expenses.

Our failure to enhance our existing products or to develop and introduce new products that meet changing customer requirements and emerging industry standards would adversely impact our ability to sell our products.

   The market for high-speed broadband access is characterized by rapidly changing customer demands and short product life cycles. If our product development and enhancements take longer than planned, the availability of our products would be delayed. Any such delay would adversely impact our ability to sell our products and our results of operations and financial condition would be adversely affected. Our future success will depend in large part upon our ability to:

  . identify and respond to emerging technological trends in the market;

  . develop and maintain competitive products that meet changing customer demands;

  . enhance our products by adding innovative features that differentiate our products from those of our competitors;

  . bring products to market on a timely basis;

  . introduce products that have competitive prices; and

  . respond effectively to new technological changes or new product announcements by others.

   The technical innovations required for us to remain competitive in the DSL industry are inherently complex, require long development cycles and sometimes depend on sole-source suppliers. We will be required to continue to invest in research and development in order to maintain and enhance our existing technologies and products, but we may not have sufficient funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be interoperable with changing technological requirements or standards. We will have to incur most research and development expenses before the technical feasibility or commercial viability of enhanced or new products can be ascertained. Our revenues from future or enhanced products may not be sufficient to recover our associated development costs.

Our current products are not interoperable with certain products offered by suppliers to our customers and are subject to evolving industry standards. If our products do not interoperate with our target customers' networks or an industry standard that achieves market acceptance, customers may refuse to purchase our products.

   In some cases, network equipment vendors, such as Cisco Systems, Inc., sell to our target customers proprietary or non-interoperable systems with which our products will not function. In these cases, potential customers who wish to purchase DSL customer premises equipment and who have purchased other network equipment which does not function with our DSL customer premises equipment may not purchase our products.

   Also, the emergence of new industry standards, whether through adoption by official standards committees or widespread use by our target customers, could require us to redesign our products. If such standards become widespread and our products do not meet these standards, our customers and potential customers would not purchase our products. In this case, our business would be harmed, and our financial condition and results of operations would be adversely affected. The rapid development of new standards increases the risk that competitors could develop products that would reduce the competitiveness of our products or could result in greater competition and additional pricing pressure. If we fail to develop and introduce new products or enhancements in the face of new industry standards, our product sales would decrease, and our business would be harmed. See "Business--Competition."

We may not be able to produce sufficient quantities of our DSL products because we depend on third-party manufacturers. If these manufacturers fail to produce our products in a timely manner, our ability to fulfill our customer orders would be adversely impacted.

   Any manufacturing disruption could impair our ability to fulfill orders, and if this occurs, our revenues would be adversely affected. Solectron Corporation is currently the sole manufacturer of many of our products. Since third parties manufacture our products and we expect this to continue in the future, our success will depend, in significant part, on our ability to have third parties manufacture our products cost effectively and in sufficient quantities to meet our customer demand. There are a number of risks associated with our dependence on third-party manufacturers, including the following:

  . reduced control over delivery schedules;

  . quality assurance;

  . manufacturing yields and costs;

  . the potential lack of adequate capacity during periods of excess demand;

  . limited warranties on products supplied to us;

  . increases in prices; and

  . the potential misappropriation of our intellectual property.

   Any of these risks, if not adequately addressed by our third-party manufacturers, would harm our business.

   We have no long-term contracts or arrangements with any of our vendors that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. The competitive dynamics of our market require us to obtain components at favorable prices, but we may not be able to obtain additional volume purchase or manufacturing arrangements on terms that we consider acceptable, if at all. If we enter into a high-volume or long-term supply arrangement and subsequently decide that we cannot use the products or services provided for in the agreement, our business would also be harmed.

We may not be able to produce sufficient quantities of our products because we obtain certain key components from, and depend on, certain sole-source suppliers. If we are unable to obtain these sole-source components, we would not be able to ship our products in a timely manner and our strategic relationships with our customers would be detrimentally affected.

   We obtain certain parts, components and equipment used in our products from sole sources of supply. For example, we obtain certain semiconductor chipsets from Alcatel Microelectronics, Analog Devices, Inc., Texas Instruments Incorporated, and Conexant Systems, Inc. If we fail to obtain components in sufficient quantities when required, and are unable to meet customer demand, our business could be harmed, as our customers would consider purchasing products from our competitors. We also rely on Texas Instruments Incorporated, Samsung Semiconductor Inc., and VLSI Technology, Inc. to manufacture our application specific integrated circuits. Developing and maintaining these strategic relationships is critical in order for us to be successful. If our relationships with our equipment vendor and network service provider customers are harmed as a result of a failure to obtain sole-source components for our products on a timely basis, our business would be harmed.

   Any of our sole-source suppliers may:

  . enter into exclusive arrangements with our competitors;

  . stop selling their products or components to us at commercially reasonable prices; or

  . refuse to sell their products or components to us at any price.

   If we are unable to obtain sufficient quantities of sole-source components or to develop alternative sources for components for any reason, our business would be harmed. Furthermore, additional sole-source components may be incorporated into our future products, thereby increasing our sole-source supplier risks. If any of our sole-source manufacturers delay or halt production of any of their components, our business would be harmed, and our results of operations and financial condition would be adversely affected.

We may be subject to product returns and product liability claims resulting from defects in our products. Product returns and product liability claims could result in the failure to attain market acceptance of our products and harm our business.

   Our products are complex and may contain undetected defects, errors or failures. The occurrence of any defects, errors or failures could result in delays in installation, product returns and other losses to us or to our customers or end users. Any of these occurrences could also result in the loss of or delay in market acceptance of our products, either of which would harm our business and adversely affect our operating results and financial condition. We will likely have limited experience with any problems that may arise with new products that we introduce.

   Although we have not experienced any product liability claims to date, the sale and support of our products entail the risk of these claims. A successful product liability claim brought against us could be expensive, divert the attention of management from ordinary business activities and, correspondingly, harm our business.

Risks That May Cause Financial Fluctuations

We have incurred net losses since our inception and expect future losses. Accordingly, we may not be able to achieve profitability, and even if we do become profitable, we may not be able to sustain profitability.

   We have incurred net losses in every fiscal quarter and annual period since inception and expect to continue to operate at a loss for the foreseeable future. In addition, we had negative cash flow from operations of $6.6 million in fiscal 1998 and $14.1 million for the first nine months of fiscal 1999. As of March 31, 1999, we had an accumulated deficit of approximately $41.9 million. Due to our limited operating history and our history of losses, we may never be able to achieve profitability, and even if we do, we may not be able to remain profitable. To achieve profitable operations on a continuing basis, we must successfully design, develop, test, manufacture, introduce, market and distribute our products on a broad commercial basis.

   Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include:

  . the rate of market acceptance of DSL broadband access;

  . the level of demand for DSL systems that incorporate our products;

  . changes in industry standards governing DSL technology solutions;

  . the extent and timing of new customer transactions;

  . changes in our development schedules and those of system companies that provide complementary DSL products, or changes in their levels of expenditure on research and development;

  . personnel changes, particularly those involving engineering and technical personnel;

  . the costs associated with protecting our intellectual property;

  . regulatory developments; and

  . general economic trends.

   Due to these factors, we cannot forecast with any degree of accuracy what our revenues will be in future periods or how quickly network service providers will select our products for use in their systems. In view of these factors, we may not be able to achieve or sustain profitability.

We have a short operating history and, as a result, it is difficult to predict our future results of operations.

   We have a short operating history upon which to base your investment decision. We first commenced product shipments in August 1994 and did not introduce DSL products until March 1998. Due to our limited operating history, it is difficult or impossible for us to predict future results of operations and you should not expect future revenue growth to be comparable to our recent revenue growth. In addition, we believe that comparing different periods of our operating results is not meaningful, and you should not rely on the results for any period as an indication of our future performance. Investors in our common stock must consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development, particularly those in rapidly evolving markets such as ours.

If sales forecasted for a particular period are not realized in that period due to the lengthy sales cycle of our products, our operating results for that period would be adversely affected.

   If we fail to realize forecasted sales for a particular period, our operating results would be adversely affected and our stock price would likely decline and could decline significantly. The sales cycle of our products is typically lengthy and involves:

  . a significant technical evaluation;

  . delays associated with network service providers' internal procedures to commit to a particular product line offering and approve large capital expenditures;

  . time required to deploy new technologies within service providers' networks; and

  . testing and acceptance of new technologies.

   For these and other reasons, a sale of our products generally requires six to 12 months to complete. Furthermore, the announcement and projected implementation of new standards may affect sales cycles, as network service providers may choose to delay large-scale deployment of DSL services until compliant products are available.

Our product cycles tend to be short, and we may incur substantial non-recoverable expenses or devote significant resources to sales that do not occur when anticipated.

   In the rapidly changing technology environment in which we operate, product cycles tend to be short. Therefore, the resources we devote to product sales and marketing may not generate material revenues for us, and from time to time we may need to write off excess and obsolete inventory. If we incur substantial sales, marketing and inventory expenses in the future that we are not able to recover, and we are not able to compensate for such expenses, our operating results would be adversely affected. In addition, if we sell our products at reduced prices in anticipation of cost reductions and we still have higher cost products in inventory, our business would be harmed, and our results of operations and financial condition would be adversely affected.

Our operating results in one or more future periods are likely to fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors, causing our stock price to decline.

   Our operating results are likely to fluctuate significantly in the future on a quarterly and an annual basis due to a number of factors, many of which are outside our control. If our operating results do not meet the expectations of securities analysts or investors, our stock price may decline. We cannot assure you that this will not occur because of the numerous factors that could cause our revenues and costs to fluctuate. These factors include the following:

  . the timing and size of sales of our products and services;

  . announcements of new products and product enhancements by competitors;

  . the entry of new competitors into our market, including by acquisition;

  . unexpected delays in introducing new or enhanced products, including manufacturing delays;

  . our ability to control expenses;

  . our ability to ship products on a timely basis and at a reasonable cost;

  . the mix of our products sold;

  . the volume and average cost of products manufactured;

  . the type of distribution channel through which we sell our products;

  . the average selling prices of our products; and

  . the effectiveness of our product cost reduction efforts.

   The amount and timing of our operating expenses generally will vary from quarter to quarter depending on the level of actual and anticipated business activities. Research and development expenses will vary as we develop new products. Due to competitive factors in our market, in the past we have experienced, and we anticipate that we will continue to experience, decreases in the average selling prices of our products. Due to these and other factors, our quarterly revenues, expenses and results of operations could vary significantly in the future, and you should not rely upon period-to-period comparisons as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our customer base is concentrated, and the loss of one or more of our customers could harm our business.

   Because DSL service relies upon existing telephone lines to reach end users, a substantial majority of potential DSL end-user accounts in the U.S. and in other countries are controlled by a relatively small number of network service providers. If we are not successful in maintaining relationships with these few network service providers and the network equipment vendors that supply them, our business will be harmed.

   Although deregulation and increasing competition are expanding our potential customer base, a small number of customers has accounted for a large portion of our revenues to date. We sell our DSL products primarily to network service providers, network equipment vendors and telephone company-aligned distributors. For the nine months ended March 31, 1999, Covad Communications Group, Inc. represented 19.6% of our net revenues, and Lucent Technologies Inc. represented 10.2% of our net revenues. For the fiscal year ended June 30, 1998, Victron, Inc., a manufacturer for Xylan Corporation, represented 19.6% of our net revenues, and Telecom Equipment, a distributor for Singapore Telecom, represented 12.6% of our net revenues. Our top ten customers for the nine months ended March 31, 1999 accounted for 80.5% of our net revenues. We expect to continue to be dependent upon a relatively small number of large customers in future periods, although the specific customers may vary from period to period. If we are not successful in maintaining relationships with key customers, and winning new customers, our business would be harmed.

We derive a substantial amount of our revenues from international sources, and difficulties associated with international operations could harm our business.

   Since inception, a substantial portion of our revenues has been derived from customers located outside of the United States, and we expect this trend to continue. Revenues derived from customers located outside of the United States represented 52% of our net revenues in fiscal 1998 and 35% of our net revenues for the first nine months of fiscal 1999. We believe that our continued growth and ability to attain profitability will require us to continue to penetrate international markets. If we are unable to successfully overcome the difficulties associated with international operations and maintain and expand our international operations, our business would be harmed. These difficulties include:

  . difficulties staffing and managing foreign operations in our highly technical industry;

  . changes in regulatory requirements which are common in the telecommunications industry;

  . licenses, tariffs and other trade barriers imposed on products such as ours;

  . political and economic instability especially in Asia and the Pacific;

  . potentially adverse tax consequences;

  . difficulties obtaining approvals for products from foreign governmental agencies which regulate networks;

  . compliance with a wide variety of complex foreign laws and treaties relating to telecommunications equipment; and

  . delays or difficulties collecting accounts receivable from foreign entities that are not subject to suit in the United States.

   To date, our international sales and component purchases have been denominated solely in U.S. dollars and, accordingly, we have not been exposed to fluctuations in non-U.S. currency exchange rates. In the future, a portion of our international sales may be denominated in currencies other than U.S. dollars, which would expose us to gains and losses based upon exchange rate fluctuations. Such gains and losses may contribute to fluctuations in our operating results.

Risks That May Affect Our Ability to Execute Our Business Plans

We rely on indirect distribution channels and strategic relationships to sell and manufacture our products, and if we are not able to maintain existing and develop additional strategic relationships and indirect distribution channels, our business would be harmed.

   Our business strategy relies on our strategic relationships with network equipment vendors, network service providers, and suppliers of DSL technology. If our existing relationships are not successful or our competitors are better able to develop these relationships, our business would be harmed. End users typically purchase DSL customer premises equipment from network service providers, and network service providers may purchase DSL customer premises equipment from independent network equipment vendors and distributors. We typically work closely with our potential customers and suppliers to ensure interoperability of products with customer networks and of components with our DSL customer premises equipment. In addition, we rely on our strategic relationships with telephone company-aligned distributors in order to broaden our distribution network. Also, larger vendors of DSL customer premises equipment may be able to leverage their size and established distribution channels to gain a significant competitive advantage over us. We cannot assure you that we will be able to maintain or expand our existing strategic relationships or that we will be able to establish new relationships in the future. See "Business--Strategic Relationships."

We continue to rapidly and significantly expand our operations, and our failure to manage growth could harm our business and adversely affect our results of operations and financial condition.

   We have rapidly and significantly expanded our operations, including the number of our employees, the geographic scope of our activities and our product offerings. We expect that further significant expansion will be required to address potential growth in our customer base and market opportunities. Any failure to manage growth effectively could harm our business and adversely affect our operating results and financial condition. We cannot assure you that we will be able to do any of the following, which we believe are essential to successfully manage the anticipated growth of our operations:

  . improve our existing and implement new operational, financial and management information controls, reporting systems and procedures;

  . hire, train and manage additional qualified personnel;

  . expand and upgrade our core technologies; and

  . effectively manage multiple relationships with our customers, suppliers and other third parties.

   In the future, we may also experience difficulties meeting the demand for our products. The installation and use of our products require training. If we are unable to provide training and support for our products, more time may be necessary to complete the implementation process and customer satisfaction may be adversely affected. In addition, our suppliers may not be able to meet increased demand for our products. We cannot assure you that our systems, procedures or controls will be adequate to support the anticipated growth in our operations.

Competition for qualified personnel in the networking equipment and telecommunications industries is intense, and if we are not successful in attracting and retaining these personnel, our business would be harmed.

   Our future success will depend on the ability of our management to operate effectively, both individually and as a group. Therefore, the future success of our business will also depend on our ability to attract and retain high-caliber personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers, could harm our business.

   Because competition for qualified personnel in the networking equipment and telecommunications industries is intense, we may not be successful in attracting and retaining such personnel. During 1998, we added 36 employees to our total work force, representing an increase of approximately 61% from December 31, 1997. We expect to hire additional personnel in the near future, including direct sales and marketing personnel. There may be only a limited number of people with the requisite skills to serve in those positions, and it may become increasingly difficult to hire these people. In addition, we are actively searching for research and development engineers, who also are in short supply. Our business will be harmed if we encounter delays in hiring additional engineers. Furthermore, competitors and others have in the past and may in the future attempt to recruit our employees. We do not have employment contracts with any of our key personnel. Although we currently maintain key person life insurance on our key personnel, we will not continue to maintain it after the offering.

The loss of the services of one or more of our executive officers or key employees could harm our business.

   Our executive officers and certain key sales, engineering and management personnel may not remain with us in the future. Our executive officers and key personnel and in particular Mark A. Floyd, our Chief Executive Officer, and Patricia W. Hosek, our Vice President of Engineering, are critical to our business and its future success. If we lost the services of one or more of our executive officers or key employees, we would need to devote substantial resources to finding replacements, and until replacements were found, Efficient would be operating without the skills or leadership of such personnel, either of which could have a significant adverse effect on our business. None of our officers or key employees is bound by agreements for any specific employment term or covenants not to compete.

Our future success will depend in part on our ability to protect our proprietary rights and the technologies used in our principal products, and if we do not enforce and protect our intellectual property or if others bring infringement claims against us, our business would be harmed.

   We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. However, these measures afford only limited protection. Our failure to adequately protect our proprietary rights may adversely affect us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary.

   Our means of protecting our proprietary rights in the U.S. or abroad may not be adequate, and competitors may independently develop similar technologies. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the U.S. Issued patents may not preserve our proprietary position. Even if they do, competitors or others may develop technologies similar to or superior to our own.

   We may become involved in litigation over proprietary rights. In the event of an adverse result in any future litigation with third parties relating to proprietary rights, we could be required:

  . to pay substantial damages, including treble damages if we are held to have willfully infringed;

  . to halt the manufacture, use and sale of infringing products;

  . to expend significant resources to develop non-infringing technology; or

  . to obtain licenses to the infringing technology.

   Licenses may not be available from any third party that asserts intellectual property claims against us, on commercially reasonable terms, or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. However, there can be no assurance that we would be able to successfully resolve such disputes in the future.

   From time to time, third parties, including our competitors, have asserted patent, copyright and other intellectual property rights to technologies that are important to us. For example, we have received a letter from Bell Atlantic indicating that they hold a patent on certain DSL technology, and urging us to begin negotiating a license to the patent. We are aware that Bell Atlantic has sued a least one other company alleging that such other company's DSL services infringe Bell Atlantic's patent. We are evaluating the Bell Atlantic patent, and have not yet determined whether to seek a license. Although there are multiple indications from Bell Atlantic that licenses to the patent are or will be available, there can be no assurances we would find the license terms acceptable. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the high-speed data access market grows and the functionality of products overlaps. See "Business-- Intellectual Property."

Our products and those of our customers are subject to government regulations, and changes in current or future laws or regulations that negatively impact our products and technologies could harm our business.

   The jurisdiction of the Federal Communications Commission, or the FCC, extends to the entire communications industry including our customers and their products and services that incorporate our products. Future FCC regulations affecting the broadband access services industry, our customers or our products may harm our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into certain markets or affect the prices that they are able to charge. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. Delays caused by our compliance with regulatory requirements may result in order cancellations or postponements of product purchases by our customers, which would harm our business and adversely affect our results of operations and financial condition.

Additional Risks That May Affect Our Stock Price

Our failure or the failure of our key suppliers and customers to be Year 2000 compliant would harm our business.

   Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly.

   Although we cannot predict with any certainty what adverse effects we may suffer from Year 2000 compliance issues, possible effects include:

  . disruptions in basic services such as water, electricity and telephone, any of which could require us to close or substantially reduce the level of activity at our facilities until service returns to normal;

  . disruptions in the supply of components and manufactured goods from our component suppliers and contract manufacturers if they experience disruptions in the delivery of basic services;

  . disruptions in our ability to ship and receive goods if third-party transportation and delivery providers experience disruptions in their operations; and

  . delays in receiving accurate management information from our internal accounting and management systems.

   We currently have no contingency plan to address potential interruptions in the operation of our internal systems or those of third parties upon whom we depend as a result of Year 2000 noncompliance.

   We may face claims based on Year 2000 issues arising from the integration of multiple products within an overall network. We may also experience reduced sales of our products as potential customers reduce their budgets for network equipment and network services due to increased expenditures on their own Year 2000 compliance efforts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issues."

We have broad discretion to use the offering proceeds, and we cannot assure you that how we invest these proceeds will yield a favorable return.

   Substantially all of the net proceeds of this offering are not allocated for specific uses other than working capital and general corporate purposes. Thus, our management will have broad discretion over how these proceeds are used and could spend most of these proceeds in ways with which the stockholders may not agree. We cannot assure you that the proceeds will be invested to yield a favorable return. See "Use of Proceeds."

We may need additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we may be unable to execute our business plan.

   If the proceeds of this offering, together with our existing cash balances and cash flow expected from future operations, are not sufficient to meet our liquidity needs, we will need to raise additional funds. If adequate funds are not available on acceptable terms or at all, we may not be able to take advantage of market opportunities, to develop new products or to otherwise respond to competitive pressures. This inability would harm our business.

   In addition, we expect from time to time to review potential acquisitions that would complement our existing product offerings or enhance our technical capabilities. While we have no current agreements or negotiations underway with respect to any potential acquisition, any future transaction of this nature could require potentially significant amounts of capital. Funds may not be available at the time or times needed, or available on terms acceptable to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our securities have no prior market, and our stock price may decline after the offering.

   Before this offering, there has not been a public market for our common stock and an active public market for our common stock may not develop or be sustained after this offering. If an active public market for our common stock does not develop, the liquidity of your investment may be limited, and our stock price may fluctuate or decline below our initial public offering price. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

There are substantial shares of common stock eligible for future sale, and such sales may depress our stock price.

   After this offering, we will have outstanding 36,164,625 shares of common stock. See "Capitalization" for a discussion of the shares included in and excluded from this number. The 4,000,000 shares sold in this offering will be freely tradeable. The remaining shares of common stock outstanding after this offering will be available for sale, assuming the effectiveness of certain lock-up arrangements under which the stockholders have agreed not to sell or otherwise dispose of their shares of common stock, in the public market as follows:

 Number of
  Shares                   Date of Availability for Sale
 ---------                 -----------------------------
   76,250    July   , 1999 (date of this prospectus)
             October   , 1999 (90 days after the date of this
   140,938   prospectus)
 26,650,246  January   , 2000 (after 180 days following the date of
             this prospectus); and the remaining shares at various
             times thereafter upon the expiration of one-year holding
             periods

   If our stockholders sell substantial amounts of common stock in the public market, including shares issuable upon the exercise of outstanding options, the market price of our common stock could fall. See "Shares Eligible for Future Sale" and "Underwriting."

The net tangible book value of shares purchased in this offering will be substantially lower than the initial public offering price.

   Investors purchasing stock in this offering will incur substantial and immediate dilution in net tangible book value of $13.08 per share assuming an initial public offering price of $15.00. To the extent that currently outstanding options and warrants are exercised, there will be further dilution in net tangible book value. See "Dilution" for a definition of the term "net tangible book value" and further explanation of this risk.

Our principal stockholders and management have the ability to control stockholder votes regarding changes in control and other actions, and such control could adversely affect our stock price or lessen any premium over market price that an acquiror might otherwise pay.

   Our executive officers and directors and their affiliates will own approximately 51.9% of the outstanding common stock after this offering, or 51.1% if the underwriters' option is fully exercised. These stockholders may therefore determine the composition of the board of directors, approve all matters that require stockholder approval and influence management affairs. This concentration of ownership may delay or prevent a beneficial merger or discourage a potential acquiror. This level of control could adversely affect our stock's market price or lessen any premium over market price that an acquiror might otherwise pay. See "Management" and "Principal Stockholders."

Certain provisions of our charter documents may make acquiring control of our company more difficult for a third party, which could adversely affect our stock's market price or lessen any premium over market price that an acquiror might otherwise pay.

   Our charter documents contain provisions providing for a classified board of directors, eliminating cumulative voting in the election of directors and restricting our stockholders from acting without a meeting. These provisions may make certain corporate actions more difficult and might delay or prevent a change in control and therefore limit the price that new investors will pay for our stock. Further, the board of directors may issue up to 10,000,000 new shares of preferred stock with certain rights, preferences, privileges and restrictions, including voting rights, without any vote by our stockholders. Our existing stockholders may be adversely affected by the rights of this preferred stock. New preferred stock might also be used to make acquiring control more difficult. We have no current plans to issue shares of preferred stock. We will also indemnify officers and directors against losses incurred in legal proceedings to the broadest extent permitted by Delaware law.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the 4,000,000 shares of common stock offered by us are estimated to be $54,800,000, or approximately $63,170,000 if the underwriters' over-allotment option is exercised in full, at an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses.

   We intend to use the net proceeds of this offering primarily for general corporate purposes including working capital and sales and marketing efforts. We may also use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations to do so. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The table below sets forth the following information:

  . the actual capitalization of Efficient as of March 31, 1999;

  . the actual capitalization at March 31, 1999 after giving pro forma effect to: (1) the issuance subsequent to March 31, 1999 of $2.0 million in long-term debt; (2) the conversion of $9.0 million in long-term debt (including $2.0 million of long-term debt issued subsequent to March 31, 1999) into an aggregate of 3,082,191 shares of redeemable convertible preferred stock; and (3) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock upon completion of this offering; and

  . the pro forma capitalization as adjusted to give effect to the sale of 4,000,000 shares of common stock at the assumed initial public offering price of $15.00 per share in this offering, less underwriting discounts and commissions and the estimated offering expenses payable by Efficient.

                                                      March 31, 1999
                                             ---------------------------------
                                                                        Pro
                                                                      Forma As
                                                Actual     Pro Forma  Adjusted
                                             ------------ ----------- --------
                                              (in thousands, except share and
                                                      per share data)
Long-term debt, net of discount............    $  4,253    $    --    $    --
Redeemable convertible preferred stock;
 issuable in series, $0.001 par value,
 31,136,913 shares authorized, 24,720,213
 shares issued and outstanding, actual;
 none issued and outstanding, pro forma and
 pro forma as adjusted.....................      40,408         --         --
Stockholders' equity (deficit):
Common stock, $0.001 par value; 100,000,000
 shares authorized; 3,918,765 shares issued
 and outstanding, actual; 31,721,169 shares
 issued and outstanding, pro forma and
 35,721,169 shares outstanding, pro forma
 as adjusted...............................           4          32         36
Additional paid-in capital.................      24,865      75,689    130,485
Deferred stock option compensation.........     (16,046)    (16,046)   (16,046)
Accumulated deficit........................     (41,859)    (46,050)   (46,050)
                                               --------    --------   --------
Total stockholders' equity (deficit).......     (33,036)     13,625     68,425
                                               --------    --------   --------
Total capitalization.......................    $ 11,625    $ 13,625   $ 68,425
                                               ========    ========   ========

   This table excludes the following shares:

  . 6,470,575 shares subject to options outstanding as of March 31, 1999 under our stock option plans;

  . 3,700,000 shares reserved for future issuance under our stock option and employee stock purchase plans;

  . 167,746 shares issuable upon exercise of certain outstanding warrants;
    and

  . 497,663 shares of common stock to be issued to Covad Communications through conversion of a promissory note issued on June 28, 1999.

   See "Management--Benefit Plans," "Description of Capital Stock" and Notes 8, 9, 10 and 13 of Notes to Consolidated Financial Statements.

                                    DILUTION

   The pro forma net tangible book value of our common stock on March 31, 1999 was $13.6 million, or approximately $0.43 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving pro forma effect to (1) the conversion of $9.0 million of long-term debt into an aggregate of 3,082,191 shares of redeemable convertible preferred stock through the exercise of certain warrants and (2) the conversion of all outstanding shares of redeemable convertible preferred stock into 24,720,213 shares of common stock, each as if they had occurred at March 31, 1999. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 4,000,000 shares of common stock offered by this prospectus at the assumed initial public offering price of $15.00 per share and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book value would have been $68.4 million, or approximately $1.92 per share. This represents an immediate increase in pro forma net tangible book value of $1.49 per share to existing stockholders and an immediate dilution in net tangible book value of $13.08 per share to new investors.

Assumed public offering price per share..........................       $15.00
  Pro forma net tangible book value per share as of March 31,
   1999.......................................................... $0.43
  Increase per share attributable to new investors...............  1.49
                                                                  -----
Pro forma net tangible book value per share after the offering...         1.92
                                                                        ------
Dilution in pro forma net tangible book value per share to new
 investors.......................................................       $13.08
                                                                        ======

   This table excludes all options, warrants and convertible debt outstanding as of, or issued subsequent to, March 31, 1999, other than the warrants to purchase 3,082,191 shares of redeemable convertible preferred stock that will be exercised immediately prior to the completion of this offering. See Notes 6, 7 and 13 of Notes to Consolidated Financial Statements. The exercise of outstanding options and warrants having an exercise price less than the offering price would increase the dilutive effect to new investors.

   The following table sets forth, as of March 31, 1999, the differences between the number of shares of common stock purchased from us, the total consideration and average price per share paid by existing stockholders and by the new investors, before deducting the underwriting discounts and commissions and estimated expenses payable by us, assuming an initial public offering price of $15.00 per share.

                           Shares Purchased      Total Consideration
                         --------------------- ----------------------- Average Price
                           Number   Percentage    Amount    Percentage   Per Share
                         ---------- ---------- ------------ ---------- -------------
Existing stockholders... 31,721,169    88.8%   $ 56,104,000    48.3%      $ 1.77
New investors...........  4,000,000    11.2      60,000,000    51.7        15.00
                         ----------   -----    ------------   -----
  Total................. 35,721,169   100.0%   $116,104,000   100.0%
                         ==========   =====    ============   =====

   The existing stockholder information includes warrants to purchase 3,082,191 shares of redeemable convertible preferred stock that will be exercised prior to the completion of this offering, but excludes all other options, warrants and convertible debt outstanding as of, or issued subsequent to, March 31, 1999. See "Capitalization" and "Certain Transactions."

   If the underwriters' over-allotment option is exercised in full, the number of shares held by new public investors will be increased to 4,600,000 or approximately 12.7% of the total number of shares of our common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and are qualified by reference to the Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus. The statement of operations data set forth below for the years ended June 30, 1996, 1997 and 1998, and the nine months ended March 31, 1999 and the balance sheet data at June 30, 1997, 1998 and March 31, 1999, are derived from, and are qualified by reference to, the audited Consolidated Financial Statements of Efficient included elsewhere in this prospectus. The statement of operations data set forth below for the years ended June 30, 1994 and 1995 and the balance sheet data at June 30, 1995 and 1996 are derived from audited Consolidated Financial Statements of Efficient not included in this prospectus. The balance sheet data at June 30, 1994 is derived from unaudited financial statements not included in this prospectus. The statement of operations data for the nine months ended March 31, 1998 and balance sheet data at the end of that period are derived from unaudited interim consolidated financial statements of Efficient. In the opinion of management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements referred to above and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Efficient's financial results and position for the indicated periods and dates. The historical results are not necessarily indicative of results to be expected for any future period.

                                                                            Nine Months Ended
                                   Fiscal Year Ended June 30,                   March 31,
                          ------------------------------------------------  ------------------
                            1994      1995      1996      1997      1998      1998      1999
                          --------  --------  --------  --------  --------  --------  --------
                                      (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Net revenues............  $    500  $  2,314  $  3,687  $  4,122  $  3,370  $  2,703  $  7,139
Cost of revenues........        --     1,125     2,209     2,386     2,160     1,553     6,699
                          --------  --------  --------  --------  --------  --------  --------
Gross profit............       500     1,189     1,478     1,736     1,210     1,150       440
                          --------  --------  --------  --------  --------  --------  --------
Operating expenses:
  Sales and marketing...       238     1,505     2,366     2,409     3,436     2,232     3,856
  Research and
   development..........     1,341     3,405     3,853     4,183     4,389     2,845     5,546
  General and
   administrative.......       692       822     1,082     1,245     1,641     1,197     1,234
  Stock option
   compensation.........        --        --       198       659     1,165       749     1,899
                          --------  --------  --------  --------  --------  --------  --------
   Total operating
    expenses............     2,271     5,732     7,499     8,496    10,631     7,023    12,535
                          --------  --------  --------  --------  --------  --------  --------
Loss from operations....    (1,771)   (4,543)   (6,021)   (6,760)   (9,421)   (5,873)  (12,095)
Interest and other
 income (expense), net..        67       248       177       125       130        81    (1,980)
                          --------  --------  --------  --------  --------  --------  --------
Net loss................  $ (1,704) $ (4,295) $ (5,844) $ (6,635) $ (9,291) $ (5,792) $(14,075)
                          ========  ========  ========  ========  ========  ========  ========
Basic and diluted net
 loss per share(1)......  $  (0.68) $  (1.56) $  (2.06) $  (2.19) $  (2.86) $  (1.81) $  (3.77)
                          ========  ========  ========  ========  ========  ========  ========
Weighted average
 shares(1)..............     2,521     2,750     2,838     3,027     3,254     3,193     3,807
                          ========  ========  ========  ========  ========  ========  ========
Unaudited pro forma
 basic and diluted net
 loss per share(1)......                                          $  (0.41)           $  (0.67)
                                                                  ========            ========
Weighted average shares
 used to compute
 unaudited pro forma
 basic and diluted net
 loss per share(1)......                                            22,886              27,077
                                                                  ========            ========
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............  $  1,617  $  2,650  $  1,303  $  3,413  $  7,607  $  4,617  $  4,596
Working capital.........     1,565     3,400     2,619     4,370     7,870     5,457     9,473
Total assets............     3,396     6,357     5,150     6,454    10,667     7,919    17,234
Redeemable convertible
 preferred stock........     4,125    11,155    16,155    23,635    34,743    29,642    40,408
Total stockholders'
 deficit................    (1,716)   (6,008)  (11,643)  (17,610)  (25,374)  (22,671)  (33,036)

--------
(1) Note 2 of Notes to Consolidated Financial Statements provides an explanation of the determination of the weighted average shares used to compute basic and diluted net loss per share and unaudited pro forma basic and diluted net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto, as well as the other information included elsewhere in this prospectus.

Overview

   We are a worldwide independent developer and supplier of high-speed DSL customer premises equipment for the broadband access market. Our DSL solutions enable telecommunications and other network service providers to provide high-speed, cost-effective broadband access services over the existing copper wire telephone infrastructure to both business and residential markets. We therefore focus on developing and producing single- and multiple-user DSL customer premises equipment for small- to medium-size businesses, branch offices of large corporations and consumers. Our DSL products enable applications such as high-speed Internet access, electronic commerce, remote access, telecommuting and extensions of corporate networks to branch offices.

   We were incorporated in June 1993. From inception through fiscal 1997, we primarily focused on developing and selling ATM-based products for local area network, or LAN, applications. ATM, or asynchronous transfer mode, is a widely-used transmission technology that breaks data down into individual packets with unique identification and destination addresses and may be used to transmit data, voice and video within a network. During fiscal 1997 we began to leverage our ATM, personal computing environment and networking expertise to develop DSL modem products for high-speed Internet access. Although we continue to sell ATM LAN products, we have largely discontinued further development efforts on such products and are currently focusing on our DSL products. We shipped our first DSL products in the third quarter of fiscal 1998. Our DSL products, which accounted for less than three percent of net revenues in fiscal 1998, represented 87.3% of our net revenues in the third quarter of fiscal 1999. We expect sales of our ATM LAN products to continue to gradually decrease in absolute amount over the next one to two years, and to decrease substantially as a percentage of net revenues during that time.

   We derive our revenues from sales of our SpeedStream family of DSL products and, to a lesser extent, our ATM LAN products. We sell our DSL products primarily to network service providers, network equipment vendors and telephone company-aligned distributors. For the nine months ended March 31, 1999, Covad Communications represented 19.6% of our net revenues, and Lucent Technologies represented 10.2% of our net revenues. For the fiscal year ended June 30, 1998, Victron, a manufacturer for Xylan, represented 19.6% of our net revenues, and Telecom Equipment, a distributor for Singapore Telecom, represented 12.6% of our net revenues. Our top ten customers for the nine months ended March 31, 1999 accounted for 80.5% of our net revenues. We expect to continue to be dependent upon a relatively small number of large customers in future periods, although the specific customers may vary from period to period.

   Since inception, a substantial portion of our revenues has been derived from customers located outside of the United States and we expect this trend to continue. Revenues derived from customers outside the United States represented 52% of our net revenues in fiscal 1998 and 35% of our net revenues for the nine months ended March 31, 1999. We currently maintain a European sales office in Amsterdam and are opening an Asian sales office in Singapore in May 1999. We believe that in order to continue growing and attain profitability, we must continue to penetrate international markets. Accordingly, we will need to expand our international operations and to hire qualified personnel for these operations.

   To date, international sales have been denominated solely in U.S. dollars and, accordingly, we have not been exposed to fluctuations in non-U.S. currency exchange rates. In the future, a portion of our international sales may be denominated in currencies other than U.S. dollars, which would then expose us to gains and losses based upon exchange rate fluctuations.

   The gross margins on our DSL products have been below the levels that our business has historically achieved. The lower gross margins on our DSL products have been a result of manufacturing start-up costs and volume discounts given to quickly introduce products into the market. While we believe that our gross margins will improve in the near term as a result of manufacturing and component cost reductions, we do not expect to attain gross margins comparable to those we historically achieved until at least the second half of fiscal 2000. Other factors that will affect our gross margin include the product mix sold in any particular period, distribution channels, competitive pressures and levels of volume discounts.

   Our limited operating history in the DSL market makes it difficult to forecast our future operating results. To date, we have not achieved profitability in any quarter or annual period, and as of March 31, 1999, we had an accumulated deficit of $41.9 million. Although our net revenues have grown in recent quarters, we cannot be certain that our net revenues will increase at a rate sufficient to achieve and maintain profitability.

   For the fiscal years 1996, 1997 and 1998 and for the nine months ended March 31, 1999, we accrued an aggregate of $20.0 million in deferred stock option compensation. This amount represents the difference between the exercise price of certain stock options granted during such periods and the deemed fair market value of our common stock at the time of such option grants. We are amortizing the deferred stock option compensation over the vesting periods of the applicable options, generally four years. We amortized deferred stock option compensation in the amounts of $198,000, $659,000, $1.2 million and $1.9 million in fiscal years 1996, 1997 and 1998 and the nine months ended March 31, 1999, respectively. We expect to amortize the remaining deferred stock option compensation at the rate of approximately $1.2 million per quarter until fully amortized.

Recent Financial Results

   The following table sets forth certain unaudited consolidated statement of operations data for the quarter and fiscal year ended June 30, 1999, together with comparative prior period data.

                                        Quarter Ended     Fiscal Year Ended
                                           June 30,            June 30,
                                       -----------------  -------------------
                                        1998      1999      1998      1999
                                       -------  --------  --------  ---------
Statement of Operations Data (In
 Thousands):
Net Revenues.......................... $   667  $  7,689  $  3,370  $  14,828
Gross Profit..........................      60        44     1,210        484
Operating Expenses....................   3,608     6,454    10,631     18,989
Net Loss.............................. $(3,499) $(12,329) $ (9,291)  $(26,405)

   The substantial increase in period-over-period revenue reflected continued market adoption of our DSL products. Net revenues from our ATM LAN products continued to decline in the quarter ended June 30, 1999, and represented less than 5% of total net revenues for the fiscal year ended June 30, 1999. Gross profit for the quarter and year ended June 30, 1999 continued to be adversely affected by the combination of volume price discounts for key customers and manufacturing start-up, expedite and other incremental charges associated with low manufacturing volumes. Operating expenses included amortization of deferred stock option compensation of $1.2 million for the quarter ended June 30, 1999 and $3.1 million for the full fiscal year, compared to $416,000 and $1.2 million for the comparative prior year periods. Net loss for the quarter and year ended June 30, 1999 included amortization of noncash interest charges of $5.9 million and $7.9 million, respectively, related to notes and warrants we issued in the third and fourth quarters of fiscal 1999.

Results of Operations

   The following table sets forth, for the periods presented, certain data from Efficient's consolidated statement of operations expressed as a percentage of net revenues.

                                                              Nine Months
                                   Fiscal Year Ended          Ended March
                                        June 30,                  31,
                                  ------------------------   ---------------
                                   1996     1997     1998     1998     1999
                                  ------   ------   ------   ------   ------
Net revenues.....................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of revenues.................   59.9     57.9     64.1     57.5     93.8
                                  ------   ------   ------   ------   ------
Gross profit.....................   40.1     42.1     35.9     42.5      6.2
                                  ------   ------   ------   ------   ------
Operating expenses:
  Sales and marketing............   64.2     58.4    102.0     82.6     54.0
  Research and development.......  104.5    101.5    130.2    105.2     77.7
  General and administrative.....   29.3     30.2     48.7     44.3     17.3
  Stock option compensation......    5.4     16.0     34.6     27.7     26.6
                                  ------   ------   ------   ------   ------
    Total operating expenses.....  203.4    206.1    315.5    259.8    175.6
                                  ------   ------   ------   ------   ------
Loss from operations............. (163.3)  (164.0)  (279.6)  (217.3)  (169.4)
Interest and other income
 (expense), net..................    4.8      3.0      3.9      3.0    (27.7)
                                  ------   ------   ------   ------   ------
Net loss......................... (158.5)% (161.0)% (275.7)% (214.3)% (197.1)%
                                  ======   ======   ======   ======   ======

Nine Months Ended March 31, 1998 and 1999

Net Revenues

   Net revenues consist of product sales, net of allowances for returns. Net revenues increased 164.1%, from $2.7 million for the nine months ended March 31, 1998 to $7.1 million for the nine months ended March 31, 1999. DSL product revenues increased from $5,000 for the nine months ended March 31, 1998 to $5.6 million for the nine months ended March 31, 1999. The period-over-period increases in DSL product revenues reflect the beginning market adoption of our DSL products, which first became available in the quarter ended March 31, 1998. The increase in DSL product revenues was partially offset by a decrease in revenues from our ATM LAN products. ATM LAN product revenues decreased 42%, from $2.7 million for the nine months ended March 31, 1998 to $1.6 million for the nine months ended March 31, 1999. The period-over-period decreases in ATM LAN product revenues reflect the limited focus that we are placing on our ATM LAN products as we continue our shift toward DSL products. We expect ATM LAN product revenues to continue to decrease over time.

Cost of Revenues

   Cost of revenues consists of amounts paid to third-party contract manufacturers, manufacturing start-up expenses and the personnel and related costs of our manufacturing operation. Cost of revenues increased 331.4% from $1.6 million for the nine months ended March 31, 1998 to $6.7 million for the nine months ended March 31, 1999, reflecting the substantial increase in DSL product sales. Gross margin represented 42.5% of net revenues for the nine months ended March 31, 1998, compared to 6.2% for the nine months ended
March 31, 1999. Gross margin on our DSL products declined from 20.0% of the related revenues for the nine months ended March 31, 1998 to a gross loss of 5.9% of the related revenues for the nine months ended March 31, 1999. Our gross margin was lower in the current period as we focused on bringing our DSL products to market quickly and as we began to add personnel to our manufacturing operations in anticipation of higher levels of business going forward. We took a number of actions that were designed to bring our DSL products to market quickly but which also adversely affected our gross margins. These actions included initial volume price discounts for key customers and incremental costs such as manufacturing start-up, expedite and other incremental shipping and handling charges associated with initial low volume manufacturing. We expect that we will continue to incur higher than normal costs associated with the actions to bring our DSL products to market quickly through at least the end of calendar 1999. The higher costs incurred on our DSL products were partially offset by improved gross margins realized on our ATM LAN products. Gross margin on our ATM LAN products improved from 42.6% of related revenues for the nine months ended March 31, 1998, compared to 49.0% for the 1999 period. The period-to-period increase in gross margins on our ATM LAN products was a result of manufacturing efficiencies achieved with these more mature products. As sales of our ATM LAN products continue to decline as a percentage of our total net revenues, any benefit of manufacturing efficiencies, cost reduction or other gross margin improvements in those products will have a diminishing beneficial effect on our overall gross margins. We expect our gross margins to continue to remain below our historical levels through at least the first half of fiscal 2000 as we continue to focus on quickly bringing our DSL products to market.

Sales and Marketing Expenses

   Sales and marketing expenses consist primarily of employee salaries, commissions and benefits, and advertising, promotional materials and trade show exhibit expenses. Sales and marketing expenses increased 72.8% from $2.2 million for the nine months ended March 31, 1998 to $3.9 million for the nine months ended March 31, 1999. As a percentage of net revenues, sales and marketing expenses decreased from 82.6% for the nine months ended March 31, 1998 to 54.0% for the nine months ended March 31, 1999. The substantial increase in sales and marketing expenses in absolute amounts was attributable to our aggressive efforts to launch our DSL products. The decrease in such expenses as a percentage of net revenues was a result of the rapid increase in DSL revenues. We expect sales and marketing expenses to increase in dollar amount in future periods as we continue to expand our domestic and international sales and marketing organization.

Research and Development Expenses

   Research and development expenses consist primarily of personnel and related costs associated with our product development efforts, including third-party consulting and prototyping costs. Research and development expenses increased 94.9% from $2.8 million for the nine months ended March 31, 1998 to $5.5 million for the nine months ended March 31, 1999. As a percentage of net revenues, research and development expenses decreased from 105.2% for the nine months ended March 31, 1998 to 77.7% for the nine months ended March 31, 1999. The substantial increase in research and development spending from period to period was primarily a result of increased personnel and related costs associated with a larger research and development organization, as well as design and prototype expenses incurred in connection with the roll-out of our DSL products. Additionally, research and development spending in fiscal 1998 was partially offset by $850,000 of nonrecurring engineering expenses reimbursed by third parties. These amounts are treated as an offset to the related research and development spending. We received no such reimbursements in the fiscal 1999 period. The decrease in such expenses as a percentage of net revenues was a result of the rapid increase in DSL revenues. We expect research and development expenses to increase in dollar amount in future periods as we continue to expand our research and development organization to develop new products and technologies.

General and Administrative Expenses

   General and administrative expenses consist primarily of employee salaries and related expenses for executive, administrative and accounting personnel, facility costs, insurance costs and professional fees. General and administrative expenses remained consistent at $1.2 million for the nine months ended March 31, 1998 and March 31, 1999. As a percentage of net revenues, general and administrative expenses decreased from 44.3% for the nine months ended March 31, 1998 to 17.3% for the nine months ended March 31, 1999. The decrease in such expenses as a percentage of net revenues was a result of the increase in DSL revenues. We expect general and administrative expenses to increase in dollar amount in future periods as we continue to build our infrastructure and as a result of operating as a publicly-held company.

Stock Option Compensation

   During the nine months ended March 31, 1998, stock option compensation totaled $749,000. For the nine months ended March 31, 1999, this expense totaled $1.9 million. See Note 8 of Notes to Consolidated Financial Statements for a discussion of our stock option compensation.

Interest and Other Income (Expense), Net

   Interest and other income (expense), net consists primarily of interest earned on cash and cash equivalents offset by miscellaneous non-operating expenses. Interest and other income (expense), net went from income of $81,000 for the nine months ended March 31, 1998 to an expense of $2.0 million for the nine months ended March 31, 1999. In the quarter ended March 31, 1999, we borrowed $7.0 million from our existing investors. These notes bear interest at 10% per year, and are payable on the earlier of January 2002 or the completion of an initial public offering. In connection with these notes, we issued the investors warrants to purchase 2,397,260 shares of Series H preferred stock at an exercise price of $2.92 per share. The principal amount of the outstanding debt will be canceled through the exercise of these warrants. The proceeds were allocated between the notes and the warrants based on their pro rata fair values resulting in a discount. As the notes will be canceled in connection with this offering, the discount is being amortized as interest expense over six months. Accordingly, we expect the interest related to these notes to be an expense of approximately $4.1 million for the quarter ending June 30, 1999. Thereafter, we expect interest and other income (expense), net to vary depending upon changes in the amount and mix of interest-bearing investments outstanding during each period.

Income Taxes

   From inception through March 31, 1999, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of March 31, 1999, we had approximately $36.0 million of federal net operating loss carryforwards to offset future taxable income which will begin to expire in varying amounts beginning in 2008. Given our limited operating history, losses incurred to date and the difficulty in accurately forecasting our future results, management does not believe that the recognition of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Accordingly, a 100% valuation allowance has been recorded. Furthermore, as a result of changes in Efficient's equity ownership from Efficient's redeemable convertible preferred stock financings, note financings and this offering, utilization of the net operating losses and tax credits may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization. See Note 11 of Notes to Consolidated Financial Statements.

Fiscal Years Ended June 30, 1996, 1997 and 1998

Net Revenues

   Net revenues increased 11.8%, from $3.7 million in fiscal 1996 to $4.1 million in fiscal 1997. Net revenues decreased 18.2% to $3.4 million in fiscal 1998. Our DSL products, first introduced in late fiscal 1998, represented less than 3% of net revenues in that year. Accordingly, for fiscal 1998 and earlier, sales of DSL products were not a material portion of our business. ATM LAN product revenues increased from fiscal 1996 to 1997 primarily as a result of increased sales of higher-priced ATM LAN products. During fiscal 1997, we made the strategic decision to begin focusing on developing our DSL products and, as a result, significantly reduced the level of development and support activities associated with our ATM LAN products. As a result of this change in focus, ATM LAN product revenues declined from fiscal 1997 to 1998. This decrease was only slightly offset by sales of prototype DSL products that began in the second half of fiscal 1998.

Cost of Revenues

   Cost of revenues increased from $2.2 million in fiscal 1996 to $2.4 million in fiscal 1997, and then decreased to $2.2 million in fiscal 1998, reflecting the increase in net revenues from fiscal 1996 to 1997 and the subsequent decrease in net revenues from fiscal 1997 to 1998. Gross margins were 40.1% in fiscal 1996, 42.1% in fiscal 1997 and 35.9% in fiscal 1998. The improvement in gross margins from fiscal 1996 to 1997 reflected better pricing that we were able to obtain from our component suppliers and contract manufacturers, as well as increased sales of higher margin ATM LAN products. Gross margins decreased from fiscal 1997 to 1998 as we began to incur manufacturing start-up costs associated with our DSL products.

Sales and Marketing Expenses

   Sales and marketing expenses remained relatively consistent at $2.4 million in fiscal 1996 and 1997. The expenses increased 42.6% to $3.4 million in fiscal 1998. The increases in sales and marketing expenses in absolute amount from fiscal 1997 to 1998 resulted primarily from sales and marketing activities associated with the launch of our DSL products. These launch costs included significant personnel-related expenses associated with increasing the size of our sales and marketing organization, and increased trade show activities and related travel expenses. Sales and marketing expenses represented 64.2% of net revenues in fiscal 1996, 58.4% in fiscal 1997 and 102.0% in fiscal 1998. The decrease in sales and marketing expenses as a percentage of net revenues from fiscal 1996 to 1997 reflected the growth in net revenues from period to period. The increases in sales and marketing expenses as a percentage of net revenues from fiscal 1997 to 1998 were primarily a result of the up front spending required to launch our DSL products, which only began to constitute a significant portion of our revenues in fiscal 1999.

Research and Development Expenses

   Research and development expenses increased 8.6%, from $3.9 million in fiscal 1996 to $4.2 million in fiscal 1997. These expenses increased 4.9% in fiscal 1998 to $4.4 million. The increase in research and development expenses in absolute amount from fiscal 1996 to 1997 reflected the beginning of our DSL product development efforts. In fiscal 1998, we received $850,000 from third parties for nonrecurring engineering expenses related to certain DSL product development activity, which was used to offset research and development spending. Accordingly, while the net amount of research and development spending in fiscal 1998 was relatively consistent with the fiscal 1997 level, our gross research and development spending increased 25.2% from fiscal 1997 to 1998. Research and development expenses represented 104.5% of net revenues in fiscal 1996, 101.5% in fiscal 1997 and 130.2% in fiscal 1998. The slight decreases in research and development expenses as a percentage of net revenues from fiscal 1996 to 1997 primarily reflected the higher rate of revenue growth in fiscal 1997. The substantial increases in research and development expenses as a percentage of net revenues from fiscal 1997 to 1998 reflected our early investment in developing our DSL products.

General and Administrative Expenses

   General and administrative expenses increased 15.1%, from $1.1 million in fiscal 1996 to $1.2 million in fiscal 1997, and 31.8% to $1.6 million in fiscal 1998. The increases in absolute amount of general and administrative spending from period to period were primarily a result of increases in headcount associated with building our infrastructure. General and administrative expenses represented 29.3% of net revenues in fiscal 1996, 30.2% in fiscal 1997 and 48.7% in fiscal 1998. The substantial increase in general and administrative expenses as a percentage of net revenues in fiscal 1998 primarily reflected lower revenues in that year.

Stock Option Compensation

   For the years ended June 30, 1996, 1997 and 1998 we recorded aggregate deferred stock option compensation of $1.4 million, $2.3 million and $3.1 million, respectively in connection with stock option grants. Amortization of deferred stock option compensation was $198,000, $659,000 and $1.2 million for the years ended June 30, 1996, 1997 and 1998, respectively. See Note 8 of Notes to Consolidated Financial Statements for a discussion of our deferred stock option compensation.

Interest and Other Income (Expense), Net

   Interest and other income (expense), net decreased from $177,000 in fiscal 1996 to $125,000 in fiscal 1997, and increased to $130,000 in fiscal 1998. Interest and other income (expense), net fluctuated during these periods primarily due to changes in the amount and mix of interest-bearing investments outstanding during each period.

Quarterly Results of Operations

   The following table sets forth, for the periods presented, certain data from Efficient's consolidated statement of operations and such data as a percentage of net revenues. The consolidated statement of operations data have been derived from our unaudited consolidated financial statements. In management's opinion, these statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period. We have incurred net losses in each quarter since inception, and we expect to continue to incur losses for the foreseeable future.

                                                            Quarter Ended
                          -------------------------------------------------------------------------------------
                          September 30, December 31, March 31,  June 30,   September 30, December 31, March 31,
                              1997          1997       1998       1998         1998          1998       1999
                          ------------- ------------ ---------  --------   ------------- ------------ ---------
                                                            (in thousands)
Statement of Operations
 Data:
Net revenues............     $   676      $   833     $ 1,194   $   667       $ 1,174      $ 1,850     $ 4,115
Cost of revenues........         396          413         744       607           863        1,647       4,189
                             -------      -------     -------   -------       -------      -------     -------
Gross profit............         280          420         450        60           311          203         (74)
Operating expenses:
 Sales and marketing....         643          694         895     1,204         1,168        1,303       1,385
 Research and
  development...........       1,044          737       1,064     1,544         1,826        1,790       1,930
 General and
  administrative........         305          346         546       444           339          411         484
 Stock option
  compensation..........         233          241         275       416           433          475         991
                             -------      -------     -------   -------       -------      -------     -------
 Total operating
  expenses..............       2,225        2,018       2,780     3,608         3,766        3,979       4,790
                             -------      -------     -------   -------       -------      -------     -------
Loss from operations....      (1,945)      (1,598)     (2,330)   (3,548)       (3,455)      (3,776)     (4,864)
Interest and other
 income (expense), net..          34           12          35        49            80           30      (2,090)
                             -------      -------     -------   -------       -------      -------     -------
Net loss................     $(1,911)     $(1,586)    $(2,295)  $(3,499)      $(3,375)     $(3,746)    $(6,954)
                             =======      =======     =======   =======       =======      =======     =======

As a Percentage of Net
 Revenues:
Net revenues............       100.0%       100.0%      100.0%    100.0%        100.0%       100.0%      100.0%
Cost of revenues........        58.6         49.6        62.3      91.0          73.5         89.0       101.8
                             -------      -------     -------   -------       -------      -------     -------
Gross profit............        41.4         50.4        37.7       9.0          26.5         11.0        (1.8)
Operating expenses:
 Sales and marketing....        95.1         83.3        75.0     180.5          99.5         70.4        33.6
 Research and
  development...........       154.5         88.5        89.1     231.5         155.5         96.8        46.9
 General and
  administrative........        45.1         41.5        45.7      66.6          28.9         22.2        11.8
 Stock option
  compensation..........        34.5         28.9        23.0      62.4          36.9         25.7        24.1
                             -------      -------     -------   -------       -------      -------     -------
 Total operating
  expenses..............       329.2        242.2       232.8     541.0         320.8        215.1       116.4
                             -------      -------     -------   -------       -------      -------     -------
Loss from operations....      (287.8)      (191.8)     (195.1)   (532.0)       (294.3)      (204.1)     (118.2)
Interest and other
 income (expense), net..         5.0          1.4         2.9       7.3           6.8          1.6       (50.8)
                             -------      -------     -------   -------       -------      -------     -------
Net loss................      (282.8)%     (190.4)%    (192.2)%  (524.7)%      (287.5)%     (202.5)%    (169.0)%
                             =======      =======     =======   =======       =======      =======     =======

   Our net revenues and results of operations have fluctuated significantly from quarter to quarter in the past, and we expect these fluctuations to continue in the future. The following discussion highlights significant events that have impacted our net revenues and financial results for the seven quarters in the period ended March 31, 1999.

Net Revenues

   Net revenues increased each quarter beginning in the quarter ended June 30, 1998 due to increased sales of our new DSL products, partially offset in two quarters by decreased revenues from our ATM LAN products. Sales of our DSL products have increased significantly quarter to quarter since we introduced them in the third quarter of fiscal 1998. Net revenues increased in the first three quarters of fiscal 1998 as demand for our ATM LAN products was increasing. With the decision to focus on DSL products, we greatly reduced our sales, marketing and development efforts for our ATM LAN products. As a result, sales of these products began to decline in the fourth quarter of fiscal 1998, and have fluctuated during the first three quarters of fiscal 1999. We expect sales of our ATM LAN products to continue to gradually decrease in absolute amount over the next one to two years, although sales of such products may fluctuate from quarter to quarter.

Cost of Revenues

   Cost of revenues has increased in absolute dollars in most quarterly periods. Gross margins have fluctuated from a high of 50.4% in the second quarter of fiscal 1998 to a gross loss of 1.8% for the quarter ended March 31, 1999. Gross margins have been adversely affected by volume price discounts for customers in order to get our DSL products quickly into the marketplace as well as manufacturing start-up costs and inefficiencies related to the relatively low manufacturing levels for some of our DSL products.

Operating Expenses

   Operating expenses generally increased in absolute amount from quarter to quarter during fiscal 1998 and 1999. As a percentage of net revenues, these expenses fluctuated, in some periods significantly, as a result of the fluctuations in revenues.

Interest and Other Income (Expense), Net

   Interest and other income (expense), net has varied somewhat from quarter to quarter, based primarily upon changes in the amount and mix of interest-bearing investments outstanding during each period. In the quarter ended March 31, 1999, interest and other income (expense), net was an expense of $2.1 million. As indicated above, this was a result of the note and warrant transaction consummated in that quarter. After the interest expense associated with that transaction is fully amortized, we expect interest and other income (expense), net to increase from historical levels as we invest the proceeds of this offering pending use in our business.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through the sale of preferred equity securities and, in the quarter ended March 31, 1999, through borrowings from our investors. We have raised an aggregate of $40.4 million (net of transaction expenses) from the sale of equity securities and an additional $7.0 million through the recent loan transactions. In addition, we raised an additional $2.0 million through a loan transaction completed in April 1999.

   At March 31, 1999, we had cash and cash equivalents of $4.6 million. At March 31, 1999, we did not have a line of credit or other borrowing facility available, nor did we have any material capital commitments.

   Cash used in operating activities for the nine months ended March 31, 1999 was $14.1 million. Cash used in operating activities was $6.6 million in fiscal 1998, $4.6 million in fiscal 1997 and $5.4 million in fiscal 1996. Cash used in operating activities has primarily represented funding of our net losses, partially offset by accounts payable and accrued expenses.

   Cash used in investing activities for the nine months ended March 31, 1999 was $1.3 million. Cash used for investing activities was $572,000 in fiscal 1998, $525,000 in fiscal 1997 and $800,000 in fiscal 1996. In each period, these amounts related primarily to the purchase of computers and other equipment used in our development activities and other equipment and furniture used in our operations.

   Cash provided by financing activities for the nine months ended March 31, 1999 was $12.4 million, consisting of funds raised from issuances of redeemable convertible preferred stock and borrowings from our investors. See "Certain Transactions" and Notes 6 and 7 of Notes to Consolidated Financial Statements for a description of the loan and equity transactions. Cash provided by financing activities was $11.4 million in fiscal 1998, $7.3 million in fiscal 1997 and $4.8 million in fiscal 1996. In each year, financing activities consisted primarily of the private placement of redeemable convertible preferred stock.

   Our future capital requirements will depend upon a number of factors, including the timing and level of research and development activities and sales and marketing campaigns. We believe that our cash and cash equivalent balances and the proceeds from this offering will provide sufficient capital to fund our operations at least through the end of fiscal 2000. Thereafter, we may require additional capital to fund our business. In addition, from time to time we evaluate opportunities to acquire complementary technologies or companies. Should we identify any such opportunities, we may need to raise additional capital to fund the acquisitions. There can be no assurance that financing will be available to us when we need it on favorable terms or at all.

Year 2000 Issues

   Many currently installed computer systems, software products and other control devices are unable to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' computer systems, software products and control devices may need to be upgraded or replaced in order to operate properly in the year 2000 and beyond.

   We have designed our products to be year 2000 compliant. However, there can be no assurance that our current products do not contain undetected errors or defects associated with year 2000 date functions. If such errors or defects do exist, we may incur material costs to resolve them.

   The internal systems used to deliver our services utilize third-party hardware and software. We have completed an internal systems and processes review for year 2000 compliance. We have completed our assessment of the year 2000 risks we may encounter, and all identified instances of noncompliance have been repaired and tested. Any application or system scheduled for replacement by September 1999 has not been tested. We anticipate completion of final test and repair procedures on our internal systems and expect to be substantially year 2000 compliant by the end of September 1999. We have contacted the vendors of these products in order to gauge their year 2000 compliance. Based on these vendors' representations, we believe that the third-party hardware and software we use are year 2000 compliant. There can be no assurance, however, that we will not experience unanticipated negative consequences, including material costs, caused by undetected errors or defects in the technology used in our internal systems.

   We have no specific contingency plan to address the effect of year 2000 noncompliance. If, in the future, it comes to our attention that certain of our products need modification, or certain of our third-party hardware and software are not year 2000 compliant, then we will seek to make modifications. In such cases, we expect such modifications to be made on a timely basis and we do not believe that the cost of such modifications will have a material effect on our operating results. There can be no assurance, however, that we will be able to modify our products, services and systems in a timely and successful manner to comply with year 2000 requirements, which could have a material adverse effect on our business.

Recent Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS No. 131") which establishes standards for reporting information about operating segments in interim and annual financial reporting. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 did not have a material effect on our consolidated financial statements.

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." Statement of Position 98-1 is effective for consolidated financial statements for years beginning after December 15, 1998. Statement of Position 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. We have adopted the provisions of Statement of Position 98-1 for our year ending June 30, 1999.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities," ("SFAS No. 133") which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS
No. 133 is effective for fiscal years beginning after June 15, 1999. The adoption of Statement of Financial Accounting Standards No. 133 is not expected to have a material effect on our results of operations, financial position or cash flows as we do not currently hold derivative instruments or engage in hedging activities.

Disclosures About Market Risk

   The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the Risk Factors section.

   As of March 31, 1999, we had short-term investments of $4.6 million. Substantially all of these short-term investments consisted of highly liquid investments with remaining maturities at the date of purchase of less than 90 days. These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10 percent from the March 31, 1999 rates would cause the fair value of these short-term investments to decline by an insignificant amount. We have the ability to hold these investments until maturity, and therefore we do not expect the value of these investments to be affected to any significant degree by the effect of a sudden change in market interest rates. Declines in interest rates over time will, however, reduce our interest income.

   We do not own any equity investments. Therefore, we do not currently have any direct equity price risk.

   Substantially all of our revenues are realized currently in U.S. dollars. In addition, we do not maintain significant asset or cash account balances in currencies other than the United States dollar. Therefore, we do not believe that we currently have any significant direct foreign currency exchange rate risk.

                                    BUSINESS

   Efficient Networks is a worldwide developer and supplier of high-speed digital subscriber line customer premises equipment, or CPE, for the broadband access market. According to Cahners In-Stat Group, Efficient was ranked as number five of the top six worldwide producers of digital subscriber line customer premises equipment in terms of both revenues and number of units shipped in 1998 and moved up to number three of the top six suppliers in the first quarter of calendar 1999. Excluding companies that also make digital subscriber line equipment that is installed at the network operator's facility, Efficient was ranked as the number one supplier of DSL customer premises equipment in terms of both revenues and number of units shipped in both of those periods. Our DSL solutions enable telecommunications and other communication network service providers to provide high-speed, cost-effective broadband access services over the existing copper wire telephone infrastructure. We believe there is significant demand for high-speed broadband access, especially among business users and consumers who have found current solutions to be inadequate or too expensive. We therefore focus on developing and producing single- and multiple-user DSL customer premises equipment for small- to medium-size businesses, branch offices of large corporations and consumers. Our DSL products enable applications such as high-speed Internet access, electronic commerce, remote access, telecommuting and extensions of corporate networks to branch offices.

Industry Background

The Growing Need for High-Speed Broadband Communications

   The amount of data being carried over the Internet and private communications networks has grown dramatically and is expected to continue to grow as the number of users accessing these networks increases. The increase in the quantity of data being carried over the Internet and private networks also is being driven by the broadening range of activities for which these networks are being used. In order to enhance their reach to customers and suppliers, businesses are increasingly engaging in mission-critical Internet-based applications, such as electronic commerce, supply chain management, Web hosting, and global marketing and customer support. Businesses also increasingly use the Internet to create secure data networks known as virtual private networks among corporate sites, remote offices and telecommuters. International Data Corporation estimates that there were approximately ten million telecommuters in 1998, of which 72 percent used online services at least once a day. By utilizing the Internet, businesses can streamline internal operations by facilitating employee communications, e-mail, file sharing, and research and analysis. Consumers are also increasingly accessing the Internet to communicate, collect and publish bandwidth intensive information, conduct retail purchases, and access online entertainment. These growing network-dependent activities require the transmission of large amounts of data, which in turn, requires high-speed broadband data access services for end users to obtain the data reliably and within practical time constraints.

Traditional Access Solutions are Inadequate

   To meet the growing demand for high-speed, high-bandwidth data transmission, network service providers have installed high-bandwidth fiber optic transmission equipment, high-speed switches and core routers in the Internet backbone and in interoffice networks. While this network backbone is capable of delivering data at very high speeds, an access bottleneck exists between the ends of these fiber optic networks at telephone companies' central offices and the end users' premises. The copper line connections between the central office and the end user are commonly known as the "last mile." Last mile connections are typically made via dial-up analog or integrated services digital network, commonly known as ISDN, modems over the copper infrastructure that was originally built to transmit analog voice signals. Data transmission speed, otherwise known as bandwidth, is typically expressed in bits per second. Along the fiber optic network backbone, data moves at speeds up to 2.5 billion bits per second, or 2.5 Gbps, while analog modems transmit data at rates up to 56.6 thousand bits per second, or 56.6 Kbps, and most ISDN modems transmit at rates up to 128 Kbps. Even at ISDN speeds, several minutes are often required to access a media rich Website, and several hours may be required to transfer or download large files. During this time, the telephone line cannot be used for any other purpose. This bottleneck frustrates end users and limits the capability of network service providers to deliver applications such as efficient Internet access, multimedia entertainment, real-time telecommuting and branch office internetworking.

   In an effort to provide greater bandwidth, telecommunications network service providers have traditionally deployed T1 services. A T1 line is a high-capacity, dedicated telecommunications line which can support data transmissions rates of up to 1.5 million bits per second, or 1.5 Mbps, which is roughly 25 times the speed of analog modems. Although T1 services have helped fill the need for broadband access for large businesses, network service providers have generally been unable to offer T1 services to small businesses, remote offices, telecommuters and consumers as a result of the complexity and high costs of deployment. Because analog and ISDN modem technology fails to satisfy the bandwidth needs of end users, and T1 access is prohibitively expensive, network service providers continue to seek alternatives for providing cost-effective broadband access to both businesses and consumers. Additionally, the continued growth in both the number of analog modem users and their time spent connected to the Internet congests many network service providers' networks while providing them with little or no additional revenue.

Competition is Driving Rapid DSL Deployment

   Until recently, the incumbent local exchange carriers such as Ameritech, Bell Atlantic, BellSouth, GTE, Pacific Bell, SBC Communications and US West, were the exclusive operators of the last mile. Since analog dialup modems, ISDN and T1 services offered over the incumbent local exchange carriers' networks did not adequately satisfy the demand for cost-effective broadband access for a majority of users, alternative solutions were developed such as broadband wireless and cable access. The deployment of these alternative broadband solutions is now pressuring incumbent local exchange carriers to deliver cost-effective broadband access to their customers.

   In addition, the Federal Telecommunications Act of 1996 intensified the competitive environment because that Act requires incumbent local exchange carriers to lease portions of their networks, including the last mile, to competitive local exchange carriers. As a result, many new companies, long distance telephone companies and Internet service providers have applied for and been granted regulatory approval for competitive local exchange carrier status. Leading competitive local exchange carriers, including Covad Communications, MCI WorldCom, NorthPoint Communications, Rhythms NetConnections and Sprint, are now deploying high-speed services over the copper infrastructure owned by the incumbent local exchange carriers. In response to these competitive pressures and in an effort to increase revenues and maintain their existing customer base, incumbent local exchange carriers are now beginning to commit the resources necessary to deploy cost-effective, high-speed data services over their existing copper infrastructure.

   Similar dynamics are occurring internationally. The growth in Internet use, telecommunications deregulation and competition from alternative broadband access technologies have caused foreign telephone network service providers to commit similar resources to broadband access deployment.

   Incumbent local exchange carriers, competitive local exchange carriers and foreign telephone network service providers are deploying DSL technology as the cost-effective broadband access solution. DSL technology utilizes sophisticated data modulation techniques to achieve high-speed data transmission 100 times faster than analog modems over existing copper telephone wires. A typical implementation of a DSL solution is shown below:

[Graphic showing a DSL network including routers, switches, servers, DSLAMs and
                                   DSL CPE.]

   The equipment needed to enable a DSL link generally consists of two pieces, one in the network operator's central office and one at the premises of the business or consumer. The central office equipment is often called a DSL access multiplexer, commonly known as a DSLAM, which aggregates data traffic from multiple DSL links into a common link to a fiber optic network backbone. The CPE and the DSLAM must also interoperate with the rest of the equipment in a given network. DSL can enable cost-effective, high-speed data transmission from the premises of a business or consumer into a DSL network operator's central office where existing high-capacity networks can then carry data to a destination across an Internet or other service provider's network.

   The market for DSL services is expanding rapidly. Several incumbent local exchange carriers and competitive local exchange carriers have begun to offer DSL services to their customers directly and through Internet service providers. In April 1998, GTE Network Services announced plans to offer DSL service in approximately 300 central offices across 16 states. In May 1998, Pacific Bell announced plans to deploy DSL service to 87 central offices which would provide service to approximately 650,000 business customers and 4.4 million homes across California. In January 1999, Pacific Bell further announced it would spend more than $100 million in 1999 to upgrade its DSL technology and equip 255 central offices. Also in January 1999, Southwestern Bell announced a rollout to 271 central offices allowing DSL service to reach over 440,000 businesses and 3.2 million homes. Covad Communications, a competitive local exchange carrier, announced the availability of its DSL services in the San Francisco Bay area in December 1997. By May 1998, Covad's service was available to over one million potential customers. By the end of 1998, Covad extended its DSL offerings to over 6 million businesses and homes in five major metropolitan areas, and by April 1999, Covad had deployed DSL capability to over 11.2 million homes and businesses in nine metropolitan areas.

Existing Customer Premises Solutions are Constraining DSL Deployment

   As these and other network service providers are deploying DSL services, they are encountering several challenges. In particular, interoperability still presents substantial technical challenges despite recent industry efforts to standardize the various implementations of DSL. Service providers are actively seeking DSL CPE solutions that offer seamless end-to-end interoperability within their networks. End-to-end interoperability requires that DSL solutions be compatible with the customer's computer hardware, operating systems, networking equipment and software, the CPE and DSLAM, and the switching and routing equipment in the service providers' network. Network service providers face additional challenges in deployment and maintenance, because DSL services are typically targeted at branch offices, small businesses or individuals where no particular level of networking expertise can be assumed. Therefore, to implement rapid and widespread DSL deployment, it is of primary importance that DSL CPE provides for simple and cost-effective installation and maintenance.

The Efficient Solution

   Efficient designs and manufactures the SpeedStream family of DSL CPE and related software as part of an overall solution for high-speed remote access and data transmission. Our solutions enable DSL deployment, ensure end-to-end interoperability and provide for efficient and cost-effective installation and maintenance.

   Enable DSL Deployments. Efficient enables network service providers to rapidly and cost-effectively deploy DSL services, thereby allowing them to quickly capture market share in today's intensely competitive environment. Efficient's products are specifically targeted to small- to medium-size companies and consumers for applications such as high-speed Internet access, and to large corporations for applications such as remote access, telecommuting and extensions of corporate networks to branch offices.

   Ensure End-To-End Interoperability. Efficient's DSL solutions offer seamless interoperability from the customer's computer through the service providers' network. To ensure this interoperability, Efficient leverages our core technology expertise in combination with our relationships with network service providers, such as Ameritech, BellSouth and Covad Communications, and network equipment vendors, such as ADC Telecommunications, Advanced Fibre Communications, Alcatel, Diamond Lane Communications, DSC

Communications, Ericsson, Lucent Technologies, Newbridge Networks, Nokia, Nortel Networks and Siemens. Since these industry leaders recognize that end-to-end interoperability is a necessary requirement for full scale DSL deployment, network equipment vendors have provided us with early releases of their systems and technologies so that we can ensure that our products will seamlessly interoperate with their systems. Our relationships with network service providers and network equipment vendors enable us to maintain and use one of the most complete DSL interoperability test labs in the industry. In addition, Efficient actively participates in developing industry-wide standards to continue to facilitate end-to-end interoperability.

   Provide for Efficient and Cost-Effective Installation. Efficient offers a full suite of easily installable DSL solutions, including DSL CPE that provides routing and bridging capabilities which connect seamlessly into multiple user environments using a standard networking architecture called Ethernet. For single user environments, Efficient provides internal DSL CPE installed directly into the end user's computer and external CPE that connect to the end user's computer by simply plugging into the computer's universal serial bus, or USB, port. Efficient's internal and universal serial bus modems are supported by Efficient's ProfileBuilder software which allows the network service provider to configure the CPE for a particular network before the CPE is sent out into the field. Pre-configuration of the CPE obviates the cost and time associated with having installers perform these configuration activities with each end-user installation.

   Provide for Cost-Effective Maintenance. Efficient offers network service providers our Advanced Status software, a troubleshooting and diagnostic tool. With Advanced Status software, a network service provider's customer support technician can walk an end user through the diagnostic process over the telephone. This allows the network service provider to easily monitor, diagnose and often remotely fix the customer's problems quickly, which can substantially reduce the network service provider's customer support costs. In the event that a technician needs to be dispatched, Advanced Status provides easy diagnosis and facilitates on-site repair.

The Efficient Strategy

   Our objective is to be the leading worldwide provider of high-performance DSL broadband access customer premises equipment for businesses, remote offices, telecommuters and consumers. Key elements of our strategy include the following:

   Capitalize upon our Early Market Acceptance by Network Service Providers. We intend to leverage our products' early market acceptance to extend our market share. We have been focused on the high-speed network connectivity market for six years and specifically on the DSL market for three years. Our DSL CPE products have been deployed by Ameritech, BellSouth, Covad Communications, Hong Kong Telecom, Singapore Telecom, and six other network service providers. An additional 39 network service providers have begun to test our CPE solutions. We intend to build upon this early acceptance of our products to become the primary provider of DSL CPE to these and other network service providers as they deploy their DSL networks.

   Leverage Strategic Relationships with Network Equipment Vendors. We intend to leverage both current and future relationships to continue to promote Efficient in the industry, extend our sales capabilities, increase our volume distribution, and build brand awareness. We believe successful deployment of DSL necessitates close working relationships with network equipment vendors. Since most network equipment vendors do not have complete DSL CPE solutions, they typically bundle and sell their network equipment with third-party CPE solutions. We have established relationships with ADC Telecommunications, Alcatel, Diamond Lane Communications, DSC Communications, Ericsson, Nokia, Nortel Networks and Siemens, among others.

   Continued Development of Broadband Access CPE. We intend to continue developing DSL CPE products that enhance the features of our current line as well as create new bundled voice and data access products. We are developing advanced functionality, enhanced routing and bridging capabilities, additional software, and new products based on different physical interfaces. We are continually pursuing techniques to reduce product costs. In developing new technologies and products, we benefit from our relationships with key industry leaders that offer early visibility into market requirements and deployment trends.

   Broaden Distribution Channels. We plan to extend our distribution channels to meet the growing demand for broadband access solutions. When we first deployed our current generation DSL products, we initially targeted incumbent local exchange carriers and network equipment providers in order to secure large contracts, establish credibility in the marketplace and strengthen key network service provider relationships. We have since built a direct sales force to target competitive local exchange carriers, foreign telephone network service providers and Internet service providers as well. Moreover, we are developing alternative distribution channels such as telephone company-aligned distributors, traditional two-tier distribution partners, third-party integrators, and retail partners. To this end, we have recently signed agreements with Innotrac, Nortel Supply and Sprint North Supply, three leading telephone company-aligned distributors. We are also expanding our global presence by extending our international direct sales force, securing additional international value-added resellers and establishing retail sales abroad.

   Build the Efficient Brand Name. In addition to increasing brand awareness with network service providers and network equipment vendors, we believe it is critical to establish brand awareness and differentiation from our competitors with end customers through superior performance, ease of use and customer service. We plan to continue building brand awareness of Efficient and SpeedStream to identify us as the leading provider of DSL CPE solutions. All of our DSL products, even when deployed by network service providers, carry the Efficient and SpeedStream brand names. In some instances, we co-brand our products with prominent network equipment vendors such as Alcatel in order to build this name recognition. In addition, we plan to increase our investments in a broad range of marketing programs, including active trade show participation, advertising in print publications, direct marketing and Web-based marketing.

Products

   Efficient has developed the SpeedStream family of DSL products that enables broadband access for businesses and consumers. Our products are designed to support a number of operating systems, DSL implementations, and network architectures. Our asymmetric DSL, or ADSL, products provide transmission speeds of up to 8 Mbps in the downstream direction from the network to the user, and up to 800 Kpbs in the upstream direction. Our symmetric DSL, or SDSL, products provide equal upstream and downstream speeds of up to 1.1 Mbps. Our SpeedStream products are separated into three different product series:

  . 3000 Series -- Designed for the single user and installable into a peripheral component interface, or PCI, bus slot within a personal computer

  . 4000 Series -- Designed for the single user and connected to a personal computer through a universal serial bus port

  . 5000 Series -- Designed to provide routing and/or bridging capabilities and allow multiple users to connect through an Ethernet port

   Although SpeedStream products currently account for most of our revenues, we continue to generate a small portion of our revenues from the sale of our high-speed ATM local area network products which were originally introduced in 1994. These ATM products are specifically designed for use in private data communications networks within office or home environments which are commonly known as local area networks, or LANs.

   Efficient also provides a full suite of pre-configuration and diagnostic software tools. Our pre-configuration software, ProfileBuilder, enables network service providers to architect scalable DSL services and ensures rapid and reliable installation while reducing or eliminating the need for on-site configuration. Our diagnostic and troubleshooting software, Advanced Status, is designed to reduce a network service provider's expense associated with ongoing maintenance and repair. We believe that these software capabilities can reduce the overall expense for DSL service deployment and maintenance.

The SpeedStream 3000 Series

   The SpeedStream 3000 Series consists of internal modems which provide high-speed asymmetric DSL connectivity for a personal computer.

                                          . Installs into any peripheral
                                            component interface bus slot

                                          . Configures using Efficient
                                            ProfileBuilder software for easy
                                            setup

                                          . Includes Efficient Advanced Status
                                            diagnostic software tools for
                                            rapid error diagnosis and
                                            correction

                                          . Supports the four most prevalent
                                            data encapsulation standards to
                                            ensure network interoperability
                                            with Internet Protocol and ATM
                                            networking equipment

                                          . Provides ATM functionality that
                                            enables reliable data transmission

                                          . Offers remote management
                                            capability

                                          . Supports Microsoft Windows 95,
                                            Windows 98 and Windows NT
                                            operating systems
[Picture of SpeedStream 3000 Series]

                                                 SpeedStream 3000 Series
                     --------------------------------------------------------------------------

                                 3010             3020/3021           3041            3060

                     --------------------------------------------------------------------------
                          Relies on external      ADC, AFC,          Siemens      Alcatel, DSC
                              DSL modem         Diamond Lane,                    Communications
 DSLAM Interoperability                       Ericsson, Lucent,
                                              Newbridge, Nokia,
                                                   Nortel
-----------------------------------------------------------------------------------------------
 Calendar Year of First   First half of 1998 First half of 1998/ Expected second  Second half
 Commercial Availability                       Expected second    half of 1999      of 1998
                                                half of 1999
-----------------------------------------------------------------------------------------------
 Suggested Retail Price          $129               $269              $269            $269
-----------------------------------------------------------------------------------------------

 The SpeedStream 4000 Series

   The SpeedStream 4000 Series consists of external modems which provide high-speed asymmetric DSL connectivity through a personal computer's universal serial bus port.

                                          . Attaches externally via a personal
                                            computer's universal serial bus
                                            port

                                          . Configures using Efficient
                                            ProfileBuilder software for easy
                                            setup

                                          . Includes Efficient Advanced Status
                                            diagnostic software tools for
                                            rapid error diagnosis and
                                            correction

                                          . Supports the four most prevalent
                                            data encapsulation standards to
                                            ensure network interoperability
                                            with Internet Protocol and ATM
                                            networking equipment

                                          . Provides ATM functionality that
                                            enables reliable data transmission

                                          . Offers remote management
                                            capability

                                          . Supports Microsoft Windows 98
                                            operating system
[Picture of SpeedStream 4000 Series]

                     ----------------------------------------------------------
                                        SpeedStream 4000 Series
                     ----------------------------------------------------------
                              4020/4021           4041              4060
                              ADC, AFC,          Siemens        Alcatel, DSC
                            Diamond Lane,                      Communications
          DSLAM           Ericsson, Lucent,
    Interoperability      Newbridge, Nokia,
                               Nortel
-------------------------------------------------------------------------------
    Calendar Year of     First half of 1999/ Expected second First half of 1999
    First Commercial       Expected second    half of 1999
      Availability          half of 1999
-------------------------------------------------------------------------------
 Suggested Retail Price         $299              $299              $299
-------------------------------------------------------------------------------

The SpeedStream 5000 Series

The SpeedStream 5000 Series provides high-speed remote asymmetric DSL or symmetric DSL connectivity for one or more personal computers, workstations or other network devices over a standard networking architecture called Ethernet.

                                          . Facilitates DSL connectivity for
                                            multiple users via a standard
                                            Ethernet port

                                          . Provides routing and bridging
                                            capabilities (except 5250,
                                            designed for bridging only)

                                          . Pre-configures for rapid network
                                            deployment

                                          . Supports the four most prevalent
                                            data encapsulation standards to
                                            ensure network interoperability
                                            with Internet Protocol and ATM
                                            networking equipment

                                          . Provides ATM functionality that
                                            enables reliable data transmission

                                          . Offers remote management
                                            capability
[Picture of SpeedStream 5000 Series]

                     --------------------------------------------------------------------------
                                                SpeedStream 5000 Series
                     --------------------------------------------------------------------------
                             5010/5621             5250              5650            5660
                             ADC, AFC,         Diamond Lane      Diamond Lane    Alcatel, DSC
        DSLAM              Diamond Lane,                                        Communications
   Interoperability      Ericsson, Lucent,
                         Newbridge, Nokia,
                              Nortel
-----------------------------------------------------------------------------------------------
     ADSL or SDSL              ADSL                SDSL              SDSL            ADSL
-----------------------------------------------------------------------------------------------
   Calendar Year of     First half of 1998/ Second half of 1998 Expected second Expected second
   First Commercial       Expected second                        half of 1999    half of 1999
     Availability          half of 1999
-----------------------------------------------------------------------------------------------
Suggested Retail Price         $595                $499              $595            $595
-----------------------------------------------------------------------------------------------

ProfileBuilder Software

   Our ProfileBuilder software tool supports all SpeedStream DSL products for single personal computer environments. ProfileBuilder allows a network system provider to select configuration settings for the CPE that match its specific network. This CPE pre-configuration allows a network operator the flexibility to choose network settings unique to the network's service offerings, without requiring an end user or an installation technician to individually configure each unit. Thus, by setting the attributes for DSL, ATM and data encapsulation prior to installation of the CPE, the speed of DSL equipment installation is increased. We believe that this ability to pre-configure DSL CPE provides cost savings for network service providers and allows them to scale their DSL service offerings rapidly and reliably.

Advanced Status Software

   All SpeedStream DSL products for single-user environments include embedded diagnostic and troubleshooting software called Advanced Status. During normal network conditions, the end user is unaware that this software is operating. However, if network degradation or failure occurs, a customer service representative can work with the end user to diagnose and isolate problems with the DSL link, the CPE or the network itself. Advanced Status software provides information such as status indications and performance statistics for DSL, ATM and packet communication layers. This information helps identify problems and determine whether they must be solved at the central office or the customer premises. Advanced Status software minimizes the need to send a technician to the customer premises and speeds troubleshooting and repair. We believe that our Advanced Status software reduces the overall expense of DSL service.

ATM LAN Products

   Prior to developing our SpeedStream product families, Efficient developed and produced products that were used to provide high-speed connections between various components on asynchronous transfer mode-based local area networks. We introduced ATM LAN products in 1994 that were capable of data rates of up to 155 Mbps and introduced 25 Mbps products in 1996 for less demanding applications. These products utilize the same technology relating to application specific integrated circuits as our SpeedStream product family and are geared toward business customers. Also, these products support Windows 95, Windows NT, Sun OS, and Sun Solaris operating systems. Furthermore, development of our ATM LAN products required expertise in networking, ATM and personal computer environments. This expertise provided the foundation for development and commercialization of our DSL products.

Products under Development

   Efficient is developing a new family of business class products that will integrate voice and data traffic through a single platform. This family of products is intended to enable service providers to offer bundled voice and data services over a single copper connection. We intend to release the first of these new products in the first half of calendar 2000. We believe that as competition among network service providers intensifies, the ability to provide bundled voice and data services will provide competitive differentiation among network service providers.

   In addition, Efficient is presently working to add new features, enhance existing features and reduce the cost of our SpeedStream products. Specifically, we are working to integrate advanced filtering technology, routing capabilities, advanced management tools and new hardware interfaces into SpeedStream products.

Technology

   Efficient designs and manufactures DSL CPE as part of an overall solution for high-speed remote access and data transmission. Efficient's SpeedStream family of DSL CPE includes products intended for a single user such as a telecommuter, as well as for multiple users within branch offices or small businesses. Efficient integrates a diverse set of technologies and expertise, primarily in the following areas:

  . DSL System Architecture

  . Asynchronous Transfer Mode and Data Encapsulation Techniques

  . Software

  . Application Specific Integrated Circuit Design

  . Routing and Bridging

DSL System Architecture Expertise

   We structure our product architectures to consist of highly modular blocks of hardware and software. By utilizing our expertise in developing multiple products with diverse types of DSL technology, we have developed a core set of hardware and software designs. Consequently, it is a relatively straightforward activity to restructure the components and develop a new SpeedStream product. Similarly, as new features are developed, they can be made available across a number of products all based upon common components. This design modularity helps Efficient respond quickly to new market requirements.

   Our product architectures use Efficient's proprietary application specific integrated circuits, or ASICs, as well as chipsets from third-party suppliers. We believe that the use of our application specific integrated circuits in conjunction with these third-party chipsets has advantages for CPE performance and cost. Because DSL signals operate across a broad frequency range, circuits must be carefully designed to ensure that high performance is achieved without disrupting other equipment in the end user's home or office (such as televisions). We believe that our techniques for DSL circuit design, component selection and layout, emissions shielding and certification testing result in high-performance products that meet a broad range of emissions and safety certifications mandated by the Federal Communications Commission, international regulatory bodies, consumer safety laboratories and network operators.

Asynchronous Transfer Mode and Data Encapsulation Techniques Expertise

   All of our SpeedStream CPE products employ our own ATM hardware and software technology. ATM technology enables multiple communication sessions to occur simultaneously and bursty packet traffic to co-exist with delay-sensitive traffic such as voice or video information. In order to allow this data to be carried across an ATM network, it must be formatted into fixed-size ATM cells, a technique known as data encapsulation. ATM and data encapsulation permit a common network infrastructure to offer diverse services. There are numerous data encapsulation techniques which network service providers, Internet service providers or other network operators may implement.

   We have been able to implement these numerous ATM and data encapsulation techniques because of our prior experience in designing, manufacturing, and commercializing ATM LAN equipment. Key pieces of silicon and software technology were re-used from these products to enable rapid development of our SpeedStream CPE. We believe that this intellectual property, as well as the ATM networking expertise associated with it, represents one of our key competitive advantages.

Software Expertise

   Our software engineers have expertise in developing code that addresses the needs of network service providers. Our modular software architecture enables re-use of much of our software code across products. This modularity also enables rapid development of new products. Our knowledge of network operation and architectures and data encapsulation techniques allows us to write software that ensures that our products are interoperable with other network equipment vendors' products. In addition, our understanding of various operating systems and personal computer environments allows us to create software that provides for trouble-free installation and network maintenance. Our software engineers also design, build and operate comprehensive testing environments to ensure not only that our products are interoperable, but also offer high performance.

   Efficient has developed a suite of software for our single-user SpeedStream products that enables communication in a personal computer environment. This software is commonly called a "driver" and allows application software, such as e-mail or a Web browser, to send and receive data over the DSL network link, just as it would over a modem or a LAN connection. By building upon software source code and skills developed for ATM LAN products, Efficient is able to support a number of diverse personal computer environments. To date, Efficient has leveraged our software expertise to develop and release high-performance, rapidly installing drivers for our SpeedStream 3000 and 4000 Series products. This software is interoperable with numerous brands and models of personal computers, operating system environments such as Windows 95, Windows 98 and Windows NT version 4, and upcoming environments such as Windows 2000.

   Efficient has also developed and released our ProfileBuilder and Advanced Status software tools. In addition, Efficient works closely with network service providers to create software specific to their networks, which allows them to rapidly and reliably deploy and maintain DSL service.

Application Specific Integrated Circuit Design Expertise

   Efficient has developed custom application specific integrated circuits that enable high-speed ATM networking using peripheral component interface or universal serial bus attachments. Our application specific integrated circuits provide high-speed interfaces to the personal computer and also perform several ATM functions, including segmentation and reassembly functions whereby variable length packets are converted into fixed size ATM cells. They also perform traffic shaping functions that control the flow of data from the end user's equipment into the service provider's network. The use of custom application specific integrated circuits allows us to better control the cost of our products and helps ensure their performance and interoperability with diverse brands of personal computers and network equipment.

Routing and Bridging Expertise

   Efficient's multi-user products offer a shared Ethernet port for local attachment to a computer network and an ATM DSL port for transmission and receipt of data across a DSL interface. A bridging device forwards Ethernet packets between the product's Ethernet port and its ATM DSL port based on addresses contained in the Ethernet packets. Efficient's Ethernet bridging products examine addressing information in each packet to determine whether it should be forwarded between the local Ethernet port and the ATM DSL port. Our bridging CPE requires little or no configuration, thereby reducing the network service provider's installation expense. Because all packet forwarding decisions are made independently of the network protocol carried by the Ethernet packets, our bridging CPE can support numerous network types, including older LAN environments such as Novell's IPX or Apple's AppleTalk, as well as networks based on the Internet Protocol.

   Routers are able to perform much more complex functions than those performed by bridges including restricting certain types of data from entering the network and directing data flow based on dynamically assigned Internet protocol addresses. Efficient's routing products forward Internet Protocol packets based upon addressing information contained in the packet header. Support for several different methods of ATM data encapsulation helps ensure network interoperability. Efficient's routing products provide features that enhance security and ease network administration for end users, such as packet filtering, which prevents unwanted access to local servers or other private resources, and a technique known as network address translation, which masks the presence of local computers from other computers on the Internet. Our routing products also implement an address management technique called the dynamic host configuration protocol that automates the assignment of Internet protocol addresses to computers attached locally to the router. The network address translation and dynamic host configuration protocol features of our routing products can help minimize address interoperability issues, and may be able to accelerate deployment of DSL services.

   Efficient's routing products include a complete suite of management capabilities that enable local and remote troubleshooting as well as upgrades to system configuration or software. This is important as DSL is a complex technology typically intended for a technologically unsophisticated user base. We believe that our products' combination of management capabilities which can be accessed either locally or remotely can help reduce the cost of network administration for DSL network service providers.

Customers

   Historically, sales of our CPE have been to two main classes of customers: network equipment vendors who supply DSL central office equipment and DSL network service providers. To date, Efficient has sold products to eight network equipment vendors and 11 network service providers. An additional 39 network service providers have begun to test our CPE solutions.

   Network equipment vendors include our products as an element of a complete solution offered to their network service provider customers. In many cases, several different network equipment vendors specify our products as the preferred or bundled CPE in response to bid requests issued by a network service provider for complete DSL access solutions. Network service providers will then provide the CPE to end users for access to their DSL network. In some cases, we sell CPE to the network equipment vendor for resale as part of a bundled solution to the network service provider. In other cases, we sell directly to the network service provider.

   The following table sets forth the top 20 customers for our DSL products in the current fiscal year, categorized by customer type. These customers accounted for an aggregate of 24.4% of our total revenues in fiscal 1998 and 76.4% of our total revenues for the first nine months of fiscal 1999.


   Network Equipment Vendors    Network Service Providers      Telephone Company-Aligned
                                                                 and Other Distributors
--------------------------------------------------------------------------------------------
  ADC Telecommunications       Ameritech                    Global Technology Integrator
  Alcatel                      Covad Communications*        Innotrac for BellSouth's network
  Diamond Lane Communications  Flashcom                     Semitron
  Ericsson                     Hong Kong Telecom            Telecom Equipment for Singapore
  Lucent Technologies*         Panhandle Telecommunications    Telecom's network*
  Nokia                           Services                  Universe Computers
  Nortel Networks              SourceNet
  Siemens                      Southwestern Bell
--------------------------------------------------------------------------------------------


* The customers indicated accounted for 10% or more of our total revenues in fiscal 1998 or the first nine months of fiscal 1999.

Strategic Relationships

   We believe that establishing relationships with leaders in DSL technology and services is critical to our success. Accordingly, we have formed strategic relationships and, in some cases, entered into joint development agreements with network service providers, network equipment vendors and developers of DSL semiconductor technology. We are also pursuing strategic relationships to ensure that high-volume distribution channels are in place for our products.

Network Service Providers

   Ameritech. Efficient has entered into an agreement to provide DSL CPE to Ameritech. We have worked closely with the technical and product management staff responsible for DSL service deployment at Ameritech. We have also provided early software releases of new products to Ameritech, and have provided Ameritech with training for both customer service and field support.

   BellSouth. Efficient has entered into a joint promotion agreement with BellSouth for DSL CPE. BellSouth provides a financial incentive for Internet service providers that bring customers into the BellSouth DSL service. For the term of the program, subscribing Internet service providers are offered SpeedStream CPE at a reduced cost. Efficient has also entered into a supply agreement with BellSouth. We believe that the joint promotion agreement in conjunction with the supply agreement with BellSouth will create significant demand for our products.

   Covad Communications. Efficient has worked closely with Covad to tune the feature set of our SpeedStream 5250 symmetric DSL bridging modem to their network requirements. We are working with Covad to develop new products intended specifically for its network and also are involved in discussions with Covad about our next-generation products. In addition, on June 28, 1999, we issued a $5.0 million convertible promissory note to Covad. That promissory note will convert into 497,663 shares of common stock upon completion of this offering assuming an initial public offering price of $15.00 per share.

   Singapore Telecom. Efficient has worked closely with SingTel to provide customized software with our CPE that is unique to SingTel's advanced Magix DSL service. We are involved in discussions with SingTel with respect to the evolution of SingTel's network architecture and service offerings. SingTel has consistently volunteered to work with us to test our new products.

Network Equipment Vendors

   ADC Telecommunications. ADC is an investor in Efficient and was the first company with whom we developed a partnership for DSL CPE. ADC has actively promoted our products to network service providers in conjunction with ADC's Cellworx central office platform. William L. Martin III, Senior Vice President of ADC and President of the Business Broadband Group of ADC, is a member of our board of directors.

   Alcatel. Efficient and Alcatel have established a joint development and marketing agreement for CPE that is interoperable with Alcatel's DSLAM. We are working together to develop two successive generations of DSL CPE based around our universal serial bus, ATM and software technology, and employing Alcatel's DSL chipsets and software. In certain cases, we co-brand products which are sold by both Efficient and Alcatel.

   DSC Communications. DSC Communications was recently purchased by Alcatel. Aside from our relationship with Alcatel and prior to its acquisition, we had entered into a partnership with DSC for CPE. DSC manufactures the Lightspan digital loop carrier system. Digital loop carriers enable telecommunications service providers to extend digital services to locations connected to the network by analog equipment and typically are employed in DSL service offerings to extend the number of customers to whom DSL service can be offered. We believe that our continuing relationship with DSC can increase the exposure of our CPE into network service providers.

   Ericsson. Efficient and Ericsson have entered into a long term agreement whereby we supply our SpeedStream 3000 PCI and 4000 USB products. Under the provisions of this agreement, we are the exclusive supplier to Ericsson of universal serial bus DSL CPE through the end of 1999. After 1999, we will provide these products on a non-exclusive basis.

   Nokia. Efficient and Nokia have entered into a purchase and distribution agreement whereby we supply our SpeedStream 3000 PCI and 4000 USB products. Under the provisions of this agreement, Nokia resells our products along with its EKSOS family of DSL equipment and the SpeedLink DSLAM of Diamond Lane. Nokia recently acquired Diamond Lane Communications.

   Nortel Networks. Efficient has an agreement to supply Nortel with DSL CPE that is interoperable with Nortel's Universal Edge 9000 access product. Nortel offers the Universal Edge 9000 to both new and existing customers as an upgrade for both Nortel's DMS voice switches and its access node digital loop carriers. Based on this relationship, we are working with Nortel on next-generation products.

   Siemens. Siemens has been an investor in Efficient since June 1998. Following its most recent investment in March 1999, Siemens holds an aggregate of 3,716,800 shares or approximately 13.0% of our outstanding capital stock. We have worked with Siemens to specifically design and produce certain DSL CPE that is interoperable with both Siemens' XpressLink D DSLAM and with DSL interfaces for Siemens' installed base of voice switches. Anthony T. Maher, who is a member of the board of Siemens AG Information and Communication Networks, joined our board of directors in April 1999.

Developers of DSL Semiconductor Technology

   Analog Devices. Many of our products use asymmetric DSL technology from ADI. Efficient was one of two CPE vendors to engage in an early availability program with ADI for G.lite, a splitterless DSL technology. G.lite is expected to enable deployment of DSL service without requiring a network service provider technician to perform on-site wiring changes or installation of CPE.

   Texas Instruments Incorporated. Texas Instruments is an investor in Efficient. Some SpeedStream products under development use asymmetric DSL technology from Texas Instruments. We have licensed pieces of our ATM silicon and software to Texas Instruments, and have assisted in the development of reference designs for application of Texas Instruments' asymmetric DSL components. Texas Instruments has provided us with access to its asymmetric DSL components at most favored prices. Texas Instruments also fabricates one of our ATM application specific integrated circuits and has provided introductions for Efficient to personal computer manufacturers who are searching for sources of DSL CPE.

Telephone Company-Aligned Distributors

   Sprint North Supply. Sprint North Supply is a primary supplier of telecommunications equipment to Sprint. Many other network service providers also source networking products from Sprint North Supply. Efficient has entered into a distribution agreement with Sprint North Supply that enables it to carry selected members of our SpeedStream product family.

   Nortel Supply. Nortel Supply is a distributor of Nortel and other network equipment vendors' products. Through our agreement with Nortel Supply, Efficient leverages Nortel Supply's worldwide distribution capabilities.

   Innotrac. Innotrac is a distributor of consumer telecommunications equipment for several incumbent local exchange carriers, including BellSouth. Efficient, Innotrac and BellSouth jointly promote BellSouth's DSL services with Efficient's SpeedStream CPE. We believe that we can leverage Innotrac's relationship with several incumbent local exchange carriers, as well as Innotrac's experience in distributing products in high volume.

Manufacturing

   Efficient outsources the assembly and testing of products and printed circuit boards to turnkey contract manufacturers. Currently, Solectron Corp. manufactures the majority of Efficient's products at its facility in Austin, Texas. Efficient also contracts with Xetel, Inc. for the manufacturing of its ATM LAN products and a portion of its DSL products in Dallas, Texas. Both of these manufacturers are certified by the International Standards Organization for manufacturing and design processes. Efficient plans to engage an additional contract manufacturer to meet our anticipated manufacturing requirements and to continue reducing the cost of our products.

   Efficient has a limited in-house manufacturing capability. We have complete capabilities for final test, packaging and shipping of our products. We perform comprehensive inspection tests and use statistical process controls to assure the reliability and quality of our products. Our manufacturing engineers design and build all test procedures and fixtures for our products. We integrate these manufacturing tests with the contract manufacturers' build processes. Our manufacturing personnel work with our design engineers to ensure that the test environment remains current as DSL technology evolves. We also perform warranty and repair work at our Dallas facility.

   Efficient's engineers design custom application specific integrated circuits that are incorporated into the majority of our products. Efficient contracts with silicon manufacturers to fabricate the application specific integrated circuits for prototype testing. We perform design verification and simulation testing at our facilities. After successful completion of these tests, Texas Instruments, Samsung Semiconductor and VLSI Technology manufacture our application specific integrated circuits in volume on a turnkey basis. We purchase only packaged and tested application specific integrated circuits.

   Other than our application specific integrated circuits, we try to use standard parts and components whenever possible. We currently purchase certain key parts and components from sole-source suppliers such as Alcatel Microelectronics, Analog Devices, Conexant Systems and Texas Instruments.

Sales and Marketing

   Since 1996, Efficient has worked closely with network equipment vendors that supply DSL-based central office equipment. These vendors offer our SpeedStream products to network service providers as part of a complete, interoperable DSL solution. We engage in joint sales activities with our partners and regularly provide them with collateral materials to enable their sales forces to promote our products. Our relationships with network equipment vendors result in introductions to large network service providers. In many cases, with DSL interoperability assured by Efficient and our partners, network service providers choose to purchase CPE directly from Efficient.

   Efficient also works closely with network service providers to ensure that our CPE is matched to their DSL service offerings. Initial discussions with network service providers generally involve our sales, marketing and business development personnel who work to communicate the strengths of our company and our products. Detailed responses to request for purchase documents are submitted to network service providers, often by both Efficient and one or more network equipment vendors.

   Next, at the network service provider's request, we engage in a technical certification process involving our system engineers who work in a lab environment, in some cases for days or weeks, with their counterparts from the network service provider. We frequently provide informal consultation on network deployment and testing as well as customized training for network service providers. In some cases, we create special software releases or product combinations for major network service providers. While the actual sale and distribution of CPE varies network by network, this initial relationship-building stage is critical in every case. We believe that it is difficult to provide CPE into DSL service offerings without these close relationships with network service providers.

   We engage in a variety of marketing activities to build brand awareness. We issue press releases concerning significant product releases, partnerships and network design wins. We also conduct briefings for analysts and members of the press. We participate in a number of industry trade shows and pursue speaking engagements at related events. Efficient uses direct mail campaigns to increase awareness of our company and our products among Internet service providers, who are increasingly active in introducing customers to DSL services. Our broad goals are to continue to increase the awareness of Efficient as a company, and of our DSL CPE product line brand, SpeedStream.

   As the scope of our marketing efforts expands, our Website continues to be a strategic resource in disseminating information to interested parties. Our Website also plays an active role in collecting sales leads, working remotely with partners and key customers, and performing customer support. In the future, we believe that our Website may become an important tool for direct sales of our products.

Research and Development

   We believe that our future success depends on our ability to adapt to the rapidly changing communications environment, maintain our significant expertise in core technologies, and continue meeting and anticipating our customers' needs. We continually review and evaluate technological changes affecting the telecommunications market and invest substantially in applications-based research and development. We are committed to an ongoing program of new product development that combines internal development efforts with joint ventures and licensing or marketing arrangements relating to new products and technologies from outside sources.

   Efficient's core research and development activities are focused on both hardware and software technologies. In our hardware development activities, we possess significant expertise in application specific integrated circuits development, analog and mixed signal hardware design, ATM architecture and bus architectures, such as peripheral component interface and universal serial bus. In software development, Efficient has particular strengths in data networking protocols and operating systems, device driver development and traffic management, and techniques for advanced routing and systems management.

   To enable successful deployment of DSL services, our CPE must be interoperable with the DSLAM, ATM switching equipment and other networking equipment from multiple vendors. In our development efforts, we leverage our relationships with prominent DSLAM vendors to ensure DSL interoperability. The continued development and use of our own industry-tested application specific integrated circuits and software ensure ATM switching interoperability. In addition, our support for a number of protocol stacks provides data encapsulation interoperability with routers at Internet service providers or within corporate networks. Efficient has a solid understanding of the end-to-end technologies in use, and we actively work to ensure interoperability while using technology that we control. Our design verification procedures include testing in complex network environments created in our laboratories that simulate end-to-end network architectures used in DSL service deployments. We believe that our stringent design verification and test procedures allow us to provide cost-effective, high-performance DSL CPE that minimizes the technology risk for network operators.

   Most of the technology associated with Efficient's SpeedStream products continues to evolve. Asymmetric DSL supports high frequency digital data transmission simultaneously with analog voice signals on a single copper phone line, but digital data and analog voice have the capability to disrupt one another. One common method of minimizing this disruption is to electrically separate the voice signals from the data signals using a circuit known as a filter or a "splitter." At present, the use of a splitter often requires a network technician or the end user to install the device using hand tools and to modify phone wiring inside a home or business. We are currently researching analog filtering circuit technology and are working with other companies to enable filter designs that can be installed without tools or changes to interior wiring.

   Another future technology involves ATM switched virtual circuits. Switched virtual circuits create a dedicated connection between two points of a network. Current ATM/DSL deployments typically use permanent virtual circuits to create these dedicated connections. Permanent virtual circuits must be created manually, while switched virtual circuits employ software to automatically create a circuit across the ATM network without manual intervention. Some network operators have expressed a concern that DSL deployments may not scale rapidly if permanent virtual circuits are employed. Switched virtual circuit implementations are complex and may represent a technology barrier for competitors. Efficient has sold ATM LAN products supporting switched virtual circuits for several years. We believe we are well suited to help enable large-scale DSL deployments as network operators demand support for switched virtual circuits.

Competition

   The network equipment industry is highly competitive, and we believe that competition may increase substantially as the introduction of new technologies, deployment of broadband networks and potential regulatory changes create new opportunities for established and emerging companies. In addition, a number of our competitors and potential competitors have significantly greater financial and other resources than us which may enable them to more aptly meet new competitive opportunities. We compete directly with other providers of DSL CPE including 3Com, Alcatel, Cisco Systems, FlowPoint and Netopia, among others. Other vendors with whom we compete also have proprietary systems with which our products are not interoperable. Included among these vendors are Cisco Systems, Orckit Communications, PairGain Technologies and Westell Technology. In addition, a number of potential competitors, such as Intel Corporation, Matsushita which markets its products under the Panasonic name, Sony Corporation, SGS-Thomson and Toshiba America, may enter the DSL CPE market. Furthermore, DSL as a technology for deploying broadband connections is competing with alternative technologies including ISDN, T1, broadband wireless and cable solutions.

   The rapid technological developments within the network equipment industry results in frequent changes to our group of competitors. The principal competitive factors in our market include:

  . Industry relationships with network service providers and network equipment vendors;

  . product reliability, performance and interoperability;

  . product features;

  . product availability;

  . price;

  . ability to distribute products;

  . ease of installation and use;

  . technical support and customer service; and

  . brand recognition.

   We believe we are successfully addressing each of these competitive factors. Nonetheless, we expect to face increasing competitive pressures from both current and future competitors in the markets we serve.

Intellectual Property

   We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. To date, we have been granted one U.S. patent with counterpart patents pending in three international jurisdictions and have an additional nine U.S. patent applications pending.

   Although we employ a variety of intellectual property in the development and manufacturing of our products, we believe that none of our intellectual property is individually critical to our current operations. However, taken as a whole, we believe our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations. There can be no assurance that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology. In addition, the laws of many foreign countries do not protect our intellectual properties to the same extent as the laws of the United States. From time to time, we may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products effectively. There can be no assurance that any necessary licenses will be available on reasonable terms.

   We have registered the trademarks "Efficient Networks" and "SpeedStream." "Advanced Status" and "ProfileBuilder" are also our trademarks. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that use them.

Employees

   As of March 31, 1999, we employed approximately 104 full-time employees, including 27 in sales and marketing, 12 in manufacturing, 54 in engineering, nine in finance and administration and two in customer service. Most of our employees are located in the United States with six sales and sales engineering employees located in The Netherlands. None of our employees is represented by collective bargaining agreements, and management considers relations with our employees to be good.

Properties

   We lease an approximately 26,000 square foot facility in Dallas, Texas for executive offices and for administrative, sales and marketing, and research and development purposes. The lease for this facility expires in 2001. We also lease an approximately 11,000 square foot facility in Dallas, Texas for manufacturing, shipping and receiving of product. This lease also expires in 2001. Additionally, we lease an approximately 2,500 square foot facility in Amsterdam, The Netherlands for our European operations. This lease expires in 2004.

Legal Proceedings

   Efficient is not a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth certain information with respect to the executive officers, directors and a director nominee of Efficient as of April 30, 1999.

          Name            Age                       Position
          ----            ---                       --------
Mark A. Floyd............  43 Chairman of the Board, Chief Executive Officer and
                              President
Mark Remissong...........  44 Chief Operating Officer
Paul E. Couturier........  37 Vice President of International Operations
Patricia W. Hosek........  37 Vice President of Engineering
Gregory L. Langdon.......  38 Vice President of Marketing
Jill S. Manning..........  36 Vice President and Chief Financial Officer
David B. Stefan..........  36 Vice President of Sales
Bruce W. Brown...........  49 Director
James P. Gauer...........  47 Director
Robert A. Hoff...........  46 Director
Anthony T. Maher.........  53 Director
William L. Martin III....  51 Director
Thomas H. Peterson.......  42 Director
Robert Hawk..............  59 Director Nominee

   Mark A. Floyd co-founded Efficient in June 1993 and has served as President, Chief Executive Officer and a director of Efficient since its inception. Prior to founding Efficient, from June 1991 to July 1993, Mr. Floyd was Chief Operating Officer and a director of Networth, Inc., a provider of LAN products including Ethernet hubs, switches and network interface cards. From May 1984 to June 1991, Mr. Floyd held the positions of Executive Vice President, Chief Financial Officer and director of Interphase Corporation, a provider of enterprise server connectivity solutions for high-speed LAN, high capacity storage and remote access applications. Mr. Floyd holds a B.B.A. in Finance from the University of Texas at Austin.

   Mark Remissong joined Efficient in July 1999 as Chief Operating Officer. Previously Mr. Remissong had been the Chief Financial Officer of U.S. Robotics since April 1995. Prior to joining U.S. Robotics, Mr. Remissong had been the Senior Vice President and Chief Financial Officer of Collins & Aikman Corporation. Mr. Remissong is a Certified Public Accountant. Mr. Remissong has an M.B.A. from the University of Chicago, and a B.S.S. from Cornell College.

   Paul E. Couturier has served as Efficient's Vice President of International Operations since February 1997. From March 1995 to February 1997, he served as Efficient's Managing Director, Europe. From June 1993 to January 1995, he was Pan-European Business Development Manager at SynOptics, a manufacturer of synthetic crystals and optical products. Prior to that, Mr. Couturier held the position of Director of Sales and Marketing at Gandalf Benelux, a division of Mitel Corporation dedicated to the corporate access segment of the remote access market. Mr. Couturier has a bachelors degree in Marketing and in Foreign Languages from the University of Amsterdam.

   Patricia W. Hosek has served as Vice President of Engineering of Efficient since February 1997. From October 1995 to February 1997, she served as Efficient's Director of Software Engineering. From December 1990 to October 1995, she worked as a senior manager and developer at DSC Communications Corporation, a global provider of telecommunications products. Ms. Hosek holds a B.S. in Computer Science from Texas A&M University.

   Gregory L. Langdon has served as Vice President of Marketing of Efficient since February 1997. From February 1996 to February 1997, he served as Efficient's Director of Product Management. From January 1990 to February 1996, he worked as an engineer at DSC Communications Corporation. Mr. Langdon holds a B.S. in Electrical Engineering from Vanderbilt University.

   Jill S. Manning has served as Vice President and Chief Financial Officer of Efficient since February 1997. From November 1994 to February 1997, she served as Efficient's Controller. From July 1984 to November 1994, Ms. Manning was a senior manager at KPMG LLP, an international accounting firm. Ms. Manning holds a B.B.A. in Accounting and in Computer Information Systems from Baylor University.

   David B. Stefan has served as Vice President of Sales of Efficient since October 1997. From March 1997 to October 1997, Mr. Stefan worked as Vice President of Sales of Dagaz Technologies, a manufacturer of telecommunications equipment that was acquired by Cisco Systems in September 1997. From May 1996 to March 1997, Mr. Stefan held the position of Director of Sales of Sourcecom Corporation, a computer networking equipment and software reseller. From November 1992 to May 1996, he worked as a territory manager and system engineer for Primary Access, a division of 3Com Corporation, a computer networking products company. Mr. Stefan holds an M.S.E.E. from George Washington University and a B.S. in Electrical Engineering from Michigan State University.

   Bruce W. Brown has served as a director of Efficient since October 1995. Since August 1995, he has served as President, Chief Executive Officer and a director of Vertel Corp., a provider of telecommunications network management software and services. From July 1993 to August 1995, Mr. Brown held the positions of President and Chief Executive Officer of ADC Fibermax Corporation, a supplier of fiber optic networking products. Mr. Brown holds an M.P.A. from Drake University and a B.S. in Psychology from Iowa State University.

   James P. Gauer has served as a director of Efficient since July 1993. Since April 1999, he has been a General Partner of Palomar Ventures, and from December 1992 to November 1997, he was a General Partner of Enterprise Partners, both of which are venture capital firms and investors in Efficient. Mr. Gauer holds a B.A. in Mathematics from the University of California, Los Angeles.

   Robert A. Hoff has served as a director of Efficient since July 1993. Since 1983, he has been a General Partner of Crosspoint Venture Partners, a venture capital firm and investor in Efficient. Mr. Hoff also serves as a director of Com21, Inc., PairGain Technologies, Inc., Onyx Acceptance Corp. and U.S. Web/CKS Corporation. Mr. Hoff holds an M.B.A. from Harvard University and a B.S. in Business Administration from Bucknell University.

   Anthony T. Maher was appointed to Efficient's board of directors in April 1999. Mr. Maher is a member of the board of Siemens AG Information and Communication Networks. Siemens, a network equipment vendor, is an investor in Efficient. Since May 1978, Mr. Maher has held various positions with Siemens, including the following positions within the Siemens Public Communication Networks Group: October 1997 to September 1998, member of the board of directors; October 1995 to September 1997, Executive Director; and January 1993 to September 1995, Executive Director of Worldwide Product Planning. Prior to his positions within the Public Communication Networks Group, Mr. Maher was manager and then deputy director of system engineering for EWSD architecture and processor technology. Mr. Maher holds a M.S. in Electrical Engineering and Solid State Physics from the University of Illinois.

   William L. Martin III has served as a director of Efficient since January 1997. Since September 1994, Mr. Martin has been Senior Vice President of ADC Telecommunications, Inc. and President of the Business Broadband Group of ADC Telecommunications, Inc., a provider of communications networks systems and solutions and an investor in Efficient. Mr. Martin holds an M.B.A. from Harvard University, an M.S. of Aerospace Engineering and a B.S. in Engineering from the California Institute of Technology.

   Thomas H. Peterson has served as a director of Efficient since July 1993. Since July 1994, Mr. Peterson has served as director of Rogue Wave Software, Inc., a provider of software solutions for creating and managing enterprise systems. Since May 1991, Mr. Peterson has been a General Partner of El Dorado Ventures, a venture capital firm and investor in Efficient. Mr. Peterson holds an M.B.A. from the University of California, Los Angeles and a B.S. in Electrical Engineering from Iowa State University.

   Robert Hawk has been nominated to serve as a member of Efficient's board of directors. Mr. Hawk is President of Hawk Communications and recently retired as President and Chief Executive Officer of US West Multimedia Communications, Inc., where he headed the cable, data and telephony communications business from May 1996 to April 1997. He was president of the Carrier Division of US West Communications, a regional telecommunications service provider, from September 1990 to May 1996. Prior to that time, Mr. Hawk was Vice President of Marketing and Strategic Planning for CXC Corporation. Prior to joining CXC Corporation, Mr. Hawk was director of Advanced Systems Development for AT&T/American Bell. He currently serves on the boards of Covad Communications Group, Inc., PairGain Technologies, Inc., Concord Communications, Radcom and Com21.

Classified Board

   Our board of directors is currently composed of seven members. Upon completion of this offering, our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of our directors will be elected to one-year terms, two will be elected to two-year terms and three will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Messrs. Maher and Martin have been designated Class I directors whose term expires at the 1999 annual meeting of stockholders. Messrs. Floyd and Peterson have been designated Class II directors whose term expires at the 2000 annual meeting of stockholders. Messrs. Brown, Gauer and Hoff have been designated Class III directors whose term expires at the 2001 annual meeting of stockholders. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."

   Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Committees

   We established an audit committee and a compensation committee in April
1999.

   Our audit committee consists of Messrs. Martin and Hoff. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

   Our compensation committee consists of Messrs. Brown and Gauer. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our employees. The compensation committee also administers our stock-based employee benefit plans.

Compensation Committee Interlocks and Insider Participation

   Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

   Directors do not currently receive any cash compensation from us for their service as members of the board of directors. Directors are eligible to receive option grants under our 1999 Stock Plan. For a description of this plan, see "--Benefit Plans." In December 1996, the board granted options to Mr. Brown to purchase 100,000 shares of common stock with an exercise price of $0.25 per share. During fiscal 1999, the board granted to each of Messrs. Gauer, Hoff, Martin and Peterson options to purchase 50,000 shares of common stock with an exercise price of $1.50 per share. During May 1999, the board granted to Mr. Maher and Robert Hawk, who is expected to join the board after this offering, options to purchase 15,000 and 150,000 shares of common stock, respectively, with an exercise price of $10.50 per share.

Executive Compensation

Summary Compensation Table

   The table below sets forth the compensation earned for services rendered to Efficient in all capacities for the fiscal year ended June 30, 1998 by our Chief Executive Officer and our next four most highly compensated executive officers who earned more than $100,000 during fiscal 1998. These executives are referred to as the "named executive officers" elsewhere in this prospectus.

                                                       Long-Term
                                                      Compensation
                                                         Awards
                                                      ------------
                                          Annual       Securities
                                       Compensation    Underlying
                                     ---------------- ------------  All Other
    Name and Principal Position       Salary   Bonus  Options (#)  Compensation
    ---------------------------      -------- ------- ------------ ------------
Mark A. Floyd....................... $178,127 $20,000   350,000      $16,667(1)
 President and Chief Executive
 Officer

David B. Stefan.....................   92,391  36,563   125,000       23,140(2)
 Vice President of Sales

Patricia W. Hosek...................  107,625  21,313    50,000           --
 Vice President of Engineering

Gregory L. Langdon..................  103,290  21,051    50,000           --
 Vice President of Marketing

Paul E. Couturier...................   85,709  42,742    37,500       27,634(3)
 Vice President of International
 Operations

--------
(1) Represents amount paid in lieu of accrued sabbatical benefit.
(2) Represents a moving allowance.
(3) Represents an annual car and vacation allowance.

   Option Grants During Last Fiscal Year. The following table sets forth certain information with respect to stock options granted to each of the named executive officers in fiscal 1998, including the potential realizable value over the ten-year term of the options, based on assumed, annually compounded rates of stock value appreciation. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

   In fiscal 1998, we granted options to purchase up to an aggregate of 1,631,000 shares to employees, directors and consultants. All options were granted at exercise prices which the board of directors believed to be equal to the fair market value of our common stock on the date of grant. All options have a term of ten years. Optionees may pay the exercise price by cash, check or delivery of already-owned shares of our common stock. All option shares vest over four years, with 25% of the option shares vesting one year after the option grant date and the remaining option shares vesting ratably on a monthly basis over the succeeding 36 months.




                                     Individual Grants
                         -----------------------------------------
                                    Percent of                                     Potential Realizable
                                       Total              Market                     Value at Assumed
                         Number of    Options              Value                  Annual Rates of Stock
                         Securities Granted to              at                    Price Appreciation for
                         Underlying  Employees             Date                        Option Term
                          Options     In Last   Exercise    of     Expiration ------------------------------
          Name            Granted   Fiscal Year  Price   Grant (1)    Date     0%(1)       5%        10%
          ----           ---------- ----------- -------- --------- ---------- -------- ---------- ----------
Mark A. Floyd...........  350,000      21.46%    $0.60     $2.63     2/16/08  $710,500 $1,289,398 $2,177,540
David B. Stefan.........   75,000       4.60      0.50      2.30    11/17/07   135,000    243,484    409,921
                           50,000       3.07      0.60      2.63     3/11/08   101,500    184,200    311,077
Patricia W. Hosek.......   50,000       3.07      0.60      2.63     3/11/08   101,500    184,200    311,077
Gregory L. Langdon......   50,000       3.07      0.60      2.63     3/11/08   101,500    184,200    311,077
Paul E. Couturier.......   37,500       2.30      0.50      2.30    11/17/07    67,500    121,742    204,960

--------
(1) Based upon a subsequent review of the fair value of our common stock at the option grant dates, we determined the value of the common stock to be as reflected in the "Market Value at Date of Grant" column. The amount shown in the "0%" column reflects the difference between the exercise price and the deemed fair market vaue as of the date of option grant.

   Aggregate Option Exercises During the Last Fiscal Year and Fiscal Year-End Option Values. The following table sets forth information with respect to the named executive officers concerning their option exercises in fiscal 1998, and exercisable and unexercisable options held as of June 30, 1998. The "Value of Unexercised In-the-Money Options at June 30, 1998" is based on a value of $2.63 per share, the fair market value of our common stock as of June 30, 1998 as determined in a subsequent review of fair market values, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the options.

                                                Number of Securities
                                               Underlying Unexercised     Value of Unexercised
                                                  Options at Fiscal      In-the-Money Options at
                           Shares                     Year-End               Fiscal Year-End
                          Acquired    Value   ------------------------- -------------------------
          Name           on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------- ----------- ------------- ----------- -------------
Mark A. Floyd...........      --         --     93,750       506,250     $223,125    $1,082,375
David B. Stefan.........      --         --        --        125,000          --        261,250
Patricia W. Hosek.......   32,292    $80,084    18,750        98,958       44,625       219,791
Gregory L. Langdon......      --         --     44,791       105,209      109,311       235,189
Paul E. Couturier.......      --         --     49,375        63,125      121,513       141,863

   The value realized by Ms. Hosek upon the exercise of her options represents the aggregate amount of the difference between $2.63 per share, the deemed fair market value of the common stock on the date the option was exercised, and the $0.15 exercise price of such options.

Benefit Plans

1999 Stock Plan

   Our 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights. The stock plan was approved by the board of directors in April 1999 and by our stockholders in May 1999. Unless terminated sooner, the stock plan will terminate automatically in 2009. A total of 3,500,000 shares of our common stock is reserved for issuance, plus annual increases equal to the lesser of:

  . 1,000,000 shares;

  . 3% of the outstanding shares on such date; or

  . a lesser amount determined by the board of directors.

   The stock plan may be administered by the board of directors or a committee of the board. The board or a committee of the board will have the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the vesting provisions, the exercisability thereof and the form of consideration payable upon such exercise.

   The stock plan provides that in the event of a merger of Efficient with or into another corporation, or the sale of substantially all of our assets, each outstanding option or stock purchase right will be assumed or substituted for by the successor corporation. In addition, if the options are not substituted for in the merger, each outstanding option will vest and become exercisable as to all unvested shares and each stock purchase right shall lapse as to all the shares for a period of 15 days after receipt of notice from Efficient.

1999 Employee Stock Purchase Plan

   Our 1999 employee stock purchase plan was adopted by our board of directors in April 1999 and by our stockholders in May 1999. A total of 200,000 shares of common stock has been reserved for issuance under the purchase plan, plus annual increases equal to the lesser of:

  . 100,000 shares;

  . 1% of the outstanding shares on such date; or

  . a lesser amount determined by the board on the first day of each fiscal year.

   The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, contains successive six-month offering periods. The offering periods generally start on the first trading day on or after June 1 and December 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before November 30.

   Our employees are eligible to participate if they are employed by us or any of our participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. However, the following employees may not purchase stock under the purchase plan:

  . any employee who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

  . any employee whose rights to purchase stock under any of our employee stock purchase plans accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

   Participants may purchase common stock through payroll deductions of up to 10% of the participant's compensation. The maximum number of shares a participant may purchase during a single offering period is 500 shares.

   Amounts deducted and accumulated by the participant will be used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the purchase plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period and at the end of each offering period.

   The purchase plan provides that, in the event of a merger of Efficient with or into another corporation or a sale of substantially all of our assets, outstanding options may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set, which will occur before the proposed sale or merger.

   The purchase plan will terminate in 2009. The board of directors has the authority to amend or terminate the purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock.

401(k) Plan

   We maintain a tax-qualified employee savings and retirement plan, a 401(k) plan, that covers all of our eligible employees. Pursuant to the 401(k) plan, participants may elect to reduce their current compensation, on a pre-tax basis, up to 15% or the statutorily prescribed annual limit, whichever is lower, and have the amount of such reduction contributed to the 401(k) plan. Participants' salary reduction contributions are fully vested at all times. Efficient, in its sole discretion, may make additional employer contributions to the 401(k) plan. Participants' interests in their additional employer contributions, if any, vest in accordance with a four-year graduated vesting schedule. To date, Efficient has not made any employer contributions. Participants generally are eligible for a distribution from the 401(k) plan upon their reaching age 59 1/2, age 65, death, disability or separation from service with Efficient. The 401(k) plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, and its accompanying trust is intended to be a tax-exempt trust under Section 501(a) of the Internal Revenue Code of 1986, as amended. Contributions made on behalf of participants, on a pre-tax basis, to the 401(k) plan, and income earned on such contributions, are not currently taxable to participants. All such contributions are tax deductible by Efficient.

Limitations on Directors' Liability and Indemnification

   Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers, and that we may indemnify our other officers and employees and other agents, to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

   We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer of Efficient or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain directors and officers liability insurance. At present, we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Efficient where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnity by these individuals.

                              CERTAIN TRANSACTIONS

   The following is a description of transactions during our last three fiscal years to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements that are otherwise required to be described under "Management."

   During the past three fiscal years, we have issued redeemable convertible preferred stock, subordinated promissory notes and warrants as follows:

 . In September 1995, we sold 2,473,644 shares of Series D preferred stock in a private placement at a purchase price of $2.02 per share;

 . In December 1996, we sold 3,091,430 shares of Series E preferred stock in a private placement at a purchase price of $2.42 per share;

 . In February 1998, we sold 2,057,159 shares of Series F preferred stock in a private placement at a purchase price of $2.92 per share;

 . In June 1998, we sold 1,866,800 shares of Series G preferred stock in a private placement at a purchase price of $2.92 per share;

 . In January 1999, we issued an aggregate $7.0 million of 10% subordinated promissory notes due January 2002, together with warrants to purchase 2,397,260 shares of Series H preferred stock in a private placement at an exercise price of $2.92 per share;

 . In March 1999, we sold 1,850,000 shares of Series G preferred stock in a private placement at a purchase price of $2.92 per share;

 . In April 1999, we issued an aggregate $2.0 million of 10% subordinated promissory notes due January 2002, together with warrants to purchase 684,931 shares of Series H preferred stock in a private placement at an exercise price of $2.92 per share; and

 . On June 28, 1999, we issued a $5.0 million convertible promissory note to Covad. The note bears interest at the rate of 8% per year, and will be payable on the fifth anniversary of issuance. Covad will have the right to demand prepayment of 50% of the principal amount of the note at any time after the first anniversary and full prepayment at any time after the second anniversary of issuance. The note will be convertible at Covad's option into shares of Series I preferred stock at any time at a conversion price of $10.09 per share of Series I preferred stock. In addition, in the event we complete an initial public offering, the note will automatically convert into Series I preferred stock at a conversion price equal to the lesser of
   (1) 70% of the initial public offering price per share or (2) $10.09 per share. Assuming completion of this offering at an initial public offering price of $15.00 per share, the Covad note will convert into 497,663 shares of Series I preferred stock, and those shares will automatically convert into an equal number of shares of common stock.

   Our officers, directors and 5% stockholders participated in the foregoing transactions as follows:

                                                                  Principal
                          Number of Number of Number of Number of   Amount   Number of
                          Shares of Shares of Shares of Shares of   of 10%   Series H
   Name Of Purchaser      Series D  Series E  Series F  Series G    Notes    Warrants
   -----------------      --------- --------- --------- --------- ---------- ---------
Texas Instruments
 Incorporated...........  2,473,644       --  1,712,329       --         --        --
ADC Telecommunications..        --  2,066,420    45,881       --         --        --
Enterprise Partners.....        --    265,836    81,773       --         --        --
Crosspoint Venture
 Partners...............        --    236,880    72,848       --  $5,000,000 1,712,329
El Dorado Ventures......        --    236,367    72,689       --  $2,000,000   684,931
Menlo Ventures..........        --    144,322    44,381       --         --        --
Siemens.................        --        --        --  3,716,800        --        --
Palomar Ventures........        --        --        --        --  $2,000,000   684,931

   Mr. Martin, a member of our board of directors, is affiliated with ADC Telecommunications. Mr. Hoff, a member of our board of directors, is affiliated with Crosspoint Venture Partners. Mr. Peterson, a member of our board of directors, is affiliated with El Dorado Ventures. Mr. Maher, a member of our board of directors, is affiliated with Siemens. Mr. Gauer, a member of our board of directors, was formerly affiliated with Enterprise Partners and is presently affiliated with Palomar Ventures.

Note Repayment and Warrant Exercise Agreement

   Each holder of a 10% subordinated promissory note has entered into a note repayment and warrant exercise agreement with Efficient. Pursuant to the terms of the agreement, immediately prior to the closing of this offering, the aggregate $9.0 million principal amount of the notes will be applied toward the aggregate exercise price of the warrants to purchase 3,082,191 shares of Series H preferred stock at an exercise price of $2.92 per share.

ADC Telecommunications, Inc., December 1996

   In December 1996, Efficient entered into a seven-year strategic alliance agreement with ADC. The agreement provides for joint development and promotion of products incorporating ADC's and Efficient's technology.

Texas Instruments Incorporated, November 1997

   In November 1997, Efficient and Texas Instruments Incorporated entered into an agreement to develop a DSL network interface card and associated software. In February 1998, Efficient and Texas Instruments amended the agreement to provide that Efficient would focus a percentage of our resources on products, product developments and marketing programs that support Texas Instruments ADSL integrated circuits. In March 1999, Efficient and Texas Instruments amended the agreement to provide Texas Instruments with the right to make and license a certain Efficient ASIC.

Siemens AG, June 1998

   In June 1998, Efficient entered into an original equipment manufacturer purchase agreement with Siemens. The agreement provides for the purchase by Siemens of our SpeedStream 3010 and 3040 models, including supporting software and hardware and software design, customization and support services.

Director Option and Loan

   In May 1999, Efficient granted Robert Hawk an option to purchase 150,000 shares of common stock at an exercise price of $10.50 per share. In connection with this option, Efficient loaned Mr. Hawk $1,575,000 with which to exercise the option. The loan carried interest at the rate of 6.0% per year, and was repaid in July 1999.

Covad Communications Convertible Note Transaction

   On June 28, 1999, we issued a $5.0 million convertible promissory note to Covad Communications as described above. Mr. Hawk, who has been nominated to join our board of directors, also serves on the board of directors of Covad Communications.

                             PRINCIPAL STOCKHOLDERS

   The table on the following page sets forth information regarding the beneficial ownership of our common stock as of June 30, 1999, by (a) each person or entity who is known by us to own beneficially more than 5% of our outstanding stock; (b) each of our directors and a director nominee; (c) each of the named executive officers; and (d) all directors and executive officers as a group.

                                               Percentage of      Percentage of
                                                   Shares             Shares
                           Number of Shares  Beneficially Owned Beneficially Owned
Name and Address          Beneficially Owned Prior to Offering  After the Offering
----------------          ------------------ ------------------ ------------------
Crosspoint Venture
 Partners(1)............       5,116,619            15.9%              14.1%
18552 MacArthur Blvd.,
 Suite 400
Irvine, CA 92612

Texas Instruments
 Incorporated...........       4,185,973            13.0               11.6
P.O. Box 660199, M.S.
 8650
Dallas, TX 75266-0199

El Dorado Ventures(2)...       4,081,800            12.7               11.3
2400 Sand Hill Road,
 Suite 100
Menlo Park, CA 94025

Enterprise Partners(3)..       3,821,374            11.9               10.6
5000 Birch Street, Suite
 6200
Newport Beach, CA 92600

Siemens AG..............       3,716,800            11.6               10.3
Hofmannstrasse 51
81359 Munchen, Germany

ADC Telecommunications,
 Inc....................       2,144,113             6.7                5.9
2240 Campbell Creek Road
Richardson, TX 75082

Menlo Ventures(4).......       2,043,210             6.4                5.6
3000 Sand Hill Road,
 Bldg. 4, Suite 100
Menlo Park, CA 94025

Chase Bailey............       1,650,000             5.1                4.6
258 Main Street #D
Los Gatos, CA 95030

Mark A. Floyd(5)........       1,460,417             4.5                4.0
Bruce W. Brown(6).......          75,000               *                  *
Robert A. Hoff(7).......       5,129,119            15.9               14.2
Thomas H. Peterson(8)...       4,094,300            12.7               11.3
James P. Gauer(9).......       1,971,234             6.1                5.4
Anthony T. Maher(10)....       3,720,550            11.6               10.3
William L. Martin
 III(11)................       2,156,613             6.7                6.0
Robert Hawk(12).........         150,000               *                  *
David B. Stefan(13).....          50,521               *                  *
Patricia W. Hosek(14)...          97,917               *                  *
Gregory L. Langdon(15)..          91,667               *                  *
Paul E. Couturier(16)...          81,823               *                  *
All directors and
 officers as a group (12
 persons)(17)...........      19,181,869            58.1%              51.8%

--------

   Applicable percentage ownership in the above table is based on 32,164,625 shares of common stock outstanding as of June 30, 1999, as adjusted to reflect:

  . the conversion of $9.0 million in debt into an aggregate of 3,082,191 shares of preferred stock through the exercise of certain outstanding warrants;

  . the issuance of 443,456 shares of common stock pursuant to the exercise of options between March 31, 1999 and June 30, 1999; and

  . the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering.

   Unless otherwise indicated above, each stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address for each stockholder listed in the following table is c/o Efficient Networks, Inc., 4201 Spring Valley Road, Suite 1200, Dallas, Texas 75244.

  * Less than 1% of the outstanding shares of common stock.
 (1) Represents 3,301,480 shares held by Crosspoint Venture Partners III, 102,810 shares held by Crosspoint 1993 Entrepreneurs Fund and a warrant held by Crosspoint Ventures LS 1997 L.P. for the purchase of 1,712,329 shares of Series H preferred stock exercisable prior to the consummation of this offering.
 (2) Represents 3,236,226 shares held by El Dorado Ventures III, 59,936 shares held by El Dorado C&L Fund, L.P., 100,707 shares held by El Dorado Technology IV, L.P., a warrant held by El Dorado Ventures IV, L.P. for the purchase of 632,626 shares of Series H preferred stock and a warrant held by El Dorado Technology '98, L.P. for the purchase of 52,305 shares of Series H preferred stock, each exercisable prior to the consummation of this offering.
 (3) Represents 3,502,945 shares held by Enterprise Partners II, L.P., and 318,429 shares held by Enterprise Partners Associates, L.P.
 (4) Represents 2,013,011 shares held by Menlo Ventures VI, L.P. and 30,199 shares held by Menlo Entrepreneurs Fund VI, L.P.
 (5) Includes 360,417 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1999.

 (6) Includes 75,000 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1999.
 (7) Mr. Hoff is a general partner of Crosspoint Venture Partners. The shares listed represent (a) 5,116,619 shares held by Crosspoint Venture Partners and (b) 12,500 shares held by Mr. Hoff issuable upon exercise of stock options within 60 days of June 30, 1999. Mr. Hoff disclaims beneficial ownership of the shares held by Crosspoint Venture Partners, except to the extent of his pecuniary interest therein.
 (8) Mr. Peterson is a general partner of El Dorado Ventures. The shares listed represent (a) 4,081,800 shares held by El Dorado Ventures and (b) 12,500 shares held by Mr. Peterson issuable upon exercise of stock options within 60 days of June 30, 1999. Mr. Peterson disclaims beneficial ownership of the shares held by El Dorado Ventures, except to the extent of his pecuniary interest therein.
 (9) Mr. Gauer is a general partner of Palomar Ventures and Ocean Park Ventures, L.P. The shares listed represent (a) a warrant held by Palomar Ventures for the purchase of 684,931 shares of Series H preferred stock exercisable prior to the consummation of this offering, (b) 1,273,803 shares held by Ocean Park Ventures and (c) 12,500 shares held by Mr. Gauer issuable upon exercise of stock options within 60 days of June 30, 1999. Mr. Gauer disclaims beneficial ownership of the shares held by Palomar Ventures and Ocean Park Ventures, except to the extent of his pecuniary interest therein.
(10) Includes 3,716,800 shares beneficially owned by Siemens AG. Mr. Maher is a member of the board of Siemens AG Information and Communication Networks. Mr. Maher disclaims beneficial ownership of the shares held by Siemens.

(11) Includes 2,144,113 shares beneficially owned by ADC Telecommunications, Inc. Mr. Martin is a Senior Vice President of ADC Telecommunications, Inc. and President of the Business Broadband Group of ADC Telecommunications, Inc. The shares listed represent 12,500 shares held by Mr. Martin issuable upon exercise of stock options within 60 days of June 30, 1999. Mr. Martin disclaims beneficial ownership of the shares held by ADC Telecommunications, Inc.
(12) Includes 150,000 shares issued upon exercise of a stock option. All of such shares are currently subject to a right of repurchase by Efficient.
(13) Includes 50,521 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1999.
(14) Includes 65,625 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1999.
(15) Includes 91,667 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1999.
(16) Includes 81,823 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1999.
(17) Includes an aggregate of 853,304 shares issuable upon exercise of stock options exercisable within 60 days of June 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

General

   Upon the completion of this offering, we will be authorized to issue 200,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

   As of June 30, 1999, there were 32,662,288 shares of common stock outstanding after giving pro forma effect to (1) the conversion of $14.0 million in debt of Efficient into an aggregate of 3,549,854 shares of redeemable convertible preferred stock, and (2) the conversion of all outstanding shares of redeemable convertible preferred stock into common stock upon the closing of this offering. These shares were held of record by approximately 60 stockholders including 24,720,213 shares of common stock to be issued upon the closing of this offering upon conversion of all outstanding shares of redeemable convertible preferred stock.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Efficient, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Efficient, shall opine that the shares of common stock to be issued upon the closing of this offering, when issued and sold in the manner described in this prospectus and in accordance with the resolutions adopted by the board of directors, will be fully paid and nonassessable.

Preferred Stock

   The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  . restricting dividends on the common stock;

  . diluting the voting power of the common stock;

  . impairing the liquidation rights of the common stock; or

  . delaying or preventing a change in control of Efficient without further action by the stockholders.

   Upon the closing of this offering no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

   At March 31, 1999, there were warrants outstanding to purchase 96,000 shares of Series A preferred stock, 37,500 shares of Series C preferred stock and 34,246 shares of Series G preferred stock. Upon completion of this offering, these warrants will become exercisable to purchase an aggregate of 167,746 shares of common stock. These numbers exclude warrants to purchase 3,082,191 shares of Series H preferred stock and outstanding debt convertible into 497,663 shares of Series I preferred stock. It is anticipated that the Series H warrants will be exercised and the Series I converted prior to completion of this offering, and that the shares of Series H and Series I preferred stock issued upon such exercise/conversion will convert into an aggregate of 3,549,854 shares of common stock upon completion of this offering.

Registration Rights

   The holders of 24,720,213 shares of redeemable convertible preferred stock, and the holders of warrants to purchase and debt convertible into an aggregate of 3,549,854 shares of redeemable convertible preferred stock are entitled to certain rights with respect to the registration of shares of common stock that are issuable upon the conversion of such preferred stock under the Securities Act. Certain of these rights are provided under the terms of an agreement between Efficient and the holders of the registrable securities. Beginning 180 days following the date of this prospectus, holders of at least 50% of the then outstanding registrable securities may require on up to two occasions that we register their shares for public resale. Also, holders of registrable securities may require on one occasion within any twelve month period that we register their shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least
$1.0 million. We may defer a registration on Form S-3 for 60 days in view of market conditions. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions. These registration rights have been waived with respect to this offering. All expenses incurred in connection with any registration, other than underwriting discounts and commissions attributable to registrable securities, will be borne by us. All registration rights will terminate six years following the consummation of this offering, or, with respect to each holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three-month period under Rule 144(k) of the Securities Act.

   The holder of a warrant to purchase 96,000 shares of preferred stock convertible into 96,000 shares of common stock is also entitled to certain rights with respect to registration of such shares under the Securities Act. Beginning 180 days following the date of this prospectus, the holder may require us to register the holder's shares for public resale on Form S-3 or similar short-form registration; however, we may defer such registration for 90 days in view of market conditions. In addition to Form S-3 registration rights, the holder also has rights to include its shares in any registration of our shares of common stock for purposes of effecting a public offering, but we may reduce the number of shares proposed to registered in view of market condition. These registration rights have been waived with respect to this offering.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

   Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the following transactions more difficult:

  . the acquisition of Efficient by means of a tender offer;

  . the acquisition of Efficient by means of a proxy contest or otherwise; or

  . the removal of our incumbent officers and directors.

   These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Efficient to first negotiate with our board of directors. We believe that the benefits of our increased ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Efficient outweigh the disadvantages of discouraging such proposals as negotiation of such proposals could result in an improvement of their terms.

   Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See

"Management--Executive Officers and Directors." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Efficient because it generally makes it more difficult for stockholders to replace a majority of the directors.

   Stockholder Meetings. Under our bylaws, only our board of directors, Chairman of the Board and President may call special meetings of stockholders.

   Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

   Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

   Elimination of Stockholder Action By Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

   Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

   Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Efficient. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Efficient.

   Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is Harris Trust Company of California.

Nasdaq National Market Listing

   Our shares have been approved for listing on The Nasdaq National Market under the symbol "EFNT."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon completion of this offering and based on shares outstanding at June 30, 1999, we will have outstanding 36,164,625 shares of common stock. Of these shares, all the shares sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

   The remaining 32,164,625 shares of common stock outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

   Our directors, officers and stockholders have entered into lock-up agreements with the underwriters of this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our shares of common stock or any securities exercisable for or convertible into our common stock owned by them prior to this offering for a period of 180 days after the effective date of the registration statement filed pursuant to this offering without the prior written consent of Credit Suisse First Boston Corporation. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by Credit Suisse First Boston Corporation. Taking into account the lock-up agreements, and assuming Credit Suisse First Boston Corporation does not release stockholders from these agreements prior to the expiration of the 180 day lock-up period, the following shares will be eligible for sale in the public market at the following times:

  . beginning on the effective date of the registration statement, the 4,000,000 shares sold in this offering, and 76,250 additional shares, will be immediately available for sale in the public market;

  . beginning 90 days after the effective date, 140,938 additional shares will be available for sale in the public market;

  . after 180 days following the date of this prospectus, 26,650,246 additional shares will become eligible for sale under Rule 144 subject to volume restrictions as described below; and

  . the remainder of the restricted securities will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 360,000 shares immediately after this offering; or

  . the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Efficient. Under Rule 144(k), a person who is not deemed to have been an affiliate of Efficient at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors, or consultant who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. However, 730,931 Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of Credit Suisse First Boston Corporation.

   Within 90 days following the effectiveness of this offering, we will file a registration statement on Form S-8 registering 10,170,575 shares of common stock subject to outstanding options or reserved for future issuance under our stock plans. As of March 31, 1999, options to purchase a total of 6,470,575 shares were outstanding and 3,700,000 shares were reserved for future issuance under our stock plans. Upon the filing of the registration statement on Form S-8, common stock issued upon exercise of outstanding vested options or issued under our purchase plan, other than common stock issued to our affiliates, will be available for immediate resale in the open market.

   Also beginning six months after the date of this offering, holders of 28,270,067 restricted shares and certain holders of warrants to purchase 96,000 shares of common stock will be entitled to certain registration rights. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated     , 1999, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, BancBoston Robertson Stephens, Inc. and Volpe Brown Whelan & Company, LLC are acting as representatives, the following respective numbers of shares of common stock:

                                                                          Number
                                                                            of
                                 Underwriters                             Shares
                                 ------------                             ------
      Credit Suisse First Boston Corporation.............................
      BancBoston Robertson Stephens, Inc.................................
      Volpe Brown Whelan & Company, LLC..................................
                                                                           ----
        Total............................................................
                                                                           ====

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay:

                                                             Total
                                                 -----------------------------
                                            Per     Without          With
                                           Share Over-allotment Over-allotment
                                           ----- -------------- --------------
Underwriting Discounts and Commissions
 paid by us............................... $          $              $
Expenses payable by us.................... $          $              $

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We, our officers and directors and other stockholders holding an aggregate of 31,567,221 shares have agreed that we and they will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in the case of issuances by Efficient upon the exercise of employee stock options outstanding on the date hereof.

   The underwriters have reserved for sale, at the initial public offering price, up to 200,000 shares of the common stock for some of our vendors, customers and other people and entities with whom we maintain business relationships who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   The shares of common stock have been approved for listing on The Nasdaq National Market under the symbol "EFNT."

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the public offering price will include: the information set forth in this prospectus and otherwise available to the representatives; the history and the prospects for the industry in which we will compete; the ability of our management; the prospects for our future earnings; the present state of our development and our current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under these securities laws, (2) where required by law, that the purchaser is purchasing as principal and not as agent, and (3) the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action of Ontario Purchasers

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for Efficient by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The due authorization of the shares to be sold by Efficient and the execution and delivery of the underwriting agreement for this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Austin, Texas.

                                    EXPERTS

   The consolidated financial statements of Efficient Networks, Inc. as of June 30, 1997, June 30, 1998 and March 31, 1999, and for each of the years in the three-year period ended June 30, 1998 and the nine months ended March 31, 1999, included in this prospectus and registration statement have been audited by KPMG LLP, independent auditors, as set forth in their reports, which are included in this prospectus and registration statement, and are included in reliance upon their reports given on their authority as experts in accounting and auditing.

                        ADDITIONAL EFFICIENT INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Efficient and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

   You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about public reference rooms. You may obtain copies of all or any part of our registration statement from the Securities and Exchange Commission upon payment of prescribed fees. You may also inspect reports, proxy, and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission without charge at a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

   Upon completion of this offering, Efficient will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission's public reference rooms, and the Web site of the Securities and Exchange Commission referred to above.

                            EFFICIENT NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report............................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Equity (Deficit).................. F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                          Independent Auditors' Report

The Board of Directors
Efficient Networks, Inc.:

  We have audited the accompanying consolidated balance sheets of Efficient Networks, Inc. and subsidiary as of June 30, 1997 and 1998 and March 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 1998 and for the nine months ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Efficient Networks, Inc. and subsidiary as of June 30, 1997 and 1998 and March 31, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998 and for the nine months ended March 31, 1999, in conformity with generally accepted accounting principles.

                                             KPMG LLP

Dallas, Texas
April 26, 1999

                            EFFICIENT NETWORKS, INC.

                          Consolidated Balance Sheets

                   June 30, 1997 and 1998 and March 31, 1999

                       (in thousands, except share data)

                                                        June 30          March 31, 1999
                                                    -----------------  --------------------
                                                                                 Pro forma
                                                      1997     1998    Actual   (unaudited)
                      Assets                        --------  -------  -------  -----------
Current assets:                                                                 (note 2(l))
  Cash and cash equivalents...............          $  3,413  $ 7,607  $ 4,596  $     6,596
  Accounts receivable, net of allowance
   for doubtful accounts of $25 in 1997,
   $15 in 1998 and $70 in 1999............               779      461    6,499        6,499
  Inventories.............................               594      898    3,917        3,917
  Other assets............................                --      202       48           48
                                                    --------  -------  -------  -----------
    Total current assets..................             4,786    9,168   15,060       17,060
Furniture and equipment, net..............             1,559    1,404    2,130        2,130
Other assets, net.........................               109       95       44           44
                                                    --------  -------  -------  -----------
                                                    $  6,454  $10,667  $17,234  $    19,234
                                                    ========  =======  =======  ===========
       Liabilities, Redeemable Convertible
Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities:
  Accounts payable........................          $    184  $   547  $ 3,995  $     3,995
  Accrued liabilities.....................               232      751      967          967
  Deferred revenue........................                --       --      625          625
                                                    --------  -------  -------  -----------
    Total current liabilities.............               416    1,298    5,587        5,587
Long-term debt, net of discount...........                --       --    4,253           --
Other liabilities.........................                13       --       22           22
                                                    --------  -------  -------  -----------
    Total liabilities.....................               429    1,298    9,862        5,609
                                                    --------  -------  -------  -----------
Redeemable convertible preferred stock
 (note 7)                                             23,635   34,743   40,408           --
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock, par value $.001 per share,
   100,000,000 shares authorized;
   3,054,771, 3,616,964 and 3,918,765
   shares issued and outstanding in 1997,
   1998 and 1999, respectively; pro
   forma--31,721,169 shares issued and
   outstanding............................                 3        4        4           32
  Additional paid-in capital..............             3,717    7,221   24,865       75,689
  Deferred stock option compensation......            (2,837)  (4,815) (16,046)     (16,046)
  Accumulated deficit.....................           (18,493) (27,784) (41,859)     (46,050)
                                                    --------  -------  -------  -----------
    Total stockholders' equity (deficit)..           (17,610) (25,374) (33,036)      13,625
                                                    --------  -------  -------  -----------
                                                    $  6,454  $10,667  $17,234  $    19,234
                                                    ========  =======  =======  ===========

See accompanying notes to consolidated financial statements.

                            EFFICIENT NETWORKS, INC.

                     Consolidated Statements of Operations

 Years ended June 30, 1996, 1997 and 1998, and the nine months ended March 31,
                                 1998 and 1999

                     (in thousands, except per share data)

                                                            Nine months ended
                                                          ---------------------
                                                           March 31,
                                                             1998     March 31,
                                1996     1997     1998    (unaudited)   1999
                              --------  -------  -------  ----------- ---------
Net revenues................. $  3,687  $ 4,122  $ 3,370    $ 2,703   $  7,139
Cost of revenues.............    2,209    2,386    2,160      1,553      6,699
                              --------  -------  -------    -------   --------
    Gross profit.............    1,478    1,736    1,210      1,150        440
                              --------  -------  -------    -------   --------
Operating expenses:
  Sales and marketing........    2,366    2,409    3,436      2,232      3,856
  Research and development...    3,853    4,183    4,389      2,845      5,546
  General and
   administrative............    1,082    1,245    1,641      1,197      1,234
  Stock option compensation..      198      659    1,165        749      1,899
                              --------  -------  -------    -------   --------
    Total operating
     expenses................    7,499    8,496   10,631      7,023     12,535
                              --------  -------  -------    -------   --------
    Loss from operations.....   (6,021)  (6,760)  (9,421)    (5,873)   (12,095)
Interest expense.............       --       --      (10)        --     (2,130)
Interest income..............      177      144      146         87        154
Other, net...................       --      (19)     (6)        (6)         (4)
                              --------  -------  -------    -------   --------
    Net loss................. $ (5,844) $(6,635) $(9,291)   $(5,792)  $(14,075)
                              ========  =======  =======    =======   ========
    Basic and diluted net
     loss per share of common
     stock................... $  (2.06) $ (2.19) $ (2.86)   $ (1.81)  $  (3.77)
                              ========  =======  =======    =======   ========
    Weighted-average shares
     of common stock
     outstanding.............    2,838    3,027    3,254      3,193      3,807
                              ========  =======  =======    =======   ========
    Unaudited pro forma basic
     and diluted net loss per
     share...................                    $ (0.41)             $  (0.67)
                                                 =======              ========
    Weighted average shares
     used to compute
     unaudited pro forma
     basic and diluted net
     loss per share..........                     22,886                27,077
                                                 =======              ========


See accompanying notes to consolidated financial statements.

                            EFFICIENT NETWORKS, INC.

            Consolidated Statements of Stockholders Equity (Deficit)

 Years ended June 30, 1996, 1997 and 1998, and the nine months ended March 31,
                                      1999

                       (in thousands, except share data)

                                                                                   Total
                           Common Stock    Additional   Deferred               stockholders'
                         -----------------  paid-in   stock option Accumulated    equity
                           Shares   Amount  capital   compensation   deficit     (deficit)
                         ---------- ------ ---------- ------------ ----------- -------------
Balance at June 30,
 1995...................  2,811,875  $ 3    $     3     $     --    $ (6,014)     $(6,008)
  Issuance of common
   stock under stock
   option plan..........    180,396   --         11           --          --           11
  Deferred stock option
   compensation.........         --   --      1,425       (1,425)         --           --
  Amortization of
   deferred stock option
   compensation ........         --   --         --          198          --          198
  Net loss..............         --   --         --           --      (5,844)      (5,844)
                         ----------  ---    -------     --------    --------      -------
Balance at June 30,
 1996...................  2,992,271    3      1,439       (1,227)    (11,858)     (11,643)
  Issuance of common
   stock under stock
   option plan..........     62,500   --          9           --          --            9
  Deferred stock option
   compensation.........         --   --      2,269       (2,269)         --           --
  Amortization of
   deferred stock option
   compensation.........         --   --         --          659          --          659
  Net loss..............         --   --         --           --      (6,635)      (6,635)
                         ----------  ---    -------     --------    --------      -------
Balance at June 30,
 1997...................  3,054,771    3      3,717       (2,837)    (18,493)     (17,610)
  Issuance of common
   stock under stock
   option plan..........    448,125    1         61           --          --           62
  Issuance of common
   stock................    114,068   --        300           --          --          300
  Deferred stock option
   compensastion........         --   --      3,143       (3,143)         --           --
  Amortization of
   deferred stock option
   compensation.........         --   --         --        1,165          --        1,165
  Net loss..............         --   --         --           --      (9,291)      (9,291)
                         ----------  ---    -------     --------    --------      -------
Balance at June 30,
 1998...................  3,616,964    4      7,221       (4,815)    (27,784)     (25,374)
  Issuance of common
   stock under stock
   option plan..........    301,801   --         48           --          --           48
  Issuance of warrants..         --   --      4,729           --          --        4,729
  Deferred stock option
   compensation.........         --   --     13,130      (13,130)         --           --
  Amortization of
   deferred stock option
   compensation.........         --   --         --        1,899          --        1,899
  Accretion of issuance
   costs on redeemable
   convertible preferred
   stock................         --   --       (263)          --          --         (263)
  Net loss..............         --   --         --           --     (14,075)     (14,075)
                         ----------  ---    -------     --------    --------      -------
Balance at March 31,
 1999...................  3,918,765    4     24,865      (16,046)    (41,859)     (33,036)
  Unaudited pro forma
   issuance of common
   stock upon conversion
   of redeemable
   convertible preferred
   stock................ 24,720,213   25     40,470           --          --       40,495
  Unaudited pro forma
   accretion of issuance
   costs on redeemable
   convertible preferred
   stock................         --   --        (87)          --          --          (87)
  Unaudited pro forma
   net loss related to
   accretion of
   remaining discount on
   long term debt.......         --   --         --           --      (4,191)      (4,191)
  Unaudited pro forma
   issuance of common
   stock upon exercise
   of warrants..........  3,082,191    3     10,441           --          --       10,444
                         ----------  ---    -------     --------    --------      -------
Unaudited pro forma
 balance at March 31,
 1999................... 31,721,169  $32    $75,689     $(16,046)   $(46,050)     $13,625
                         ==========  ===    =======     ========    ========      =======

See accompanying notes to consolidated financial statements.

                            EFFICIENT NETWORKS, INC.

                     Consolidated Statements of Cash Flows

 Years ended June 30, 1996, 1997 and 1998, and the nine months ended March 31,
                                 1998 and 1999

                                 (in thousands)

                                                            Nine months ended
                                                          ---------------------
                                                           March 31,
                                                             1998     March 31,
                                1996     1997     1998    (unaudited)   1999
                               -------  -------  -------  ----------- ---------
Cash flows from operating
 activities:
 Net loss..................... $(5,844) $(6,635) $(9,291)   $(5,792)  $(14,075)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
  Depreciation and
   amortization...............     800      861      727        544        588
  Amortization of deferred
   stock option compensation..     198      659    1,165        749      1,899
  Accretion of discount on
   subordinated promissory
   notes......................      --       --       --         --      1,982
  Changes in operating assets
   and liabilities:
   Accounts receivable........     (84)     (12)     318       (473)    (6,038)
   Inventories................     (76)     443     (304)       (50)    (3,019)
   Other assets and
    liabilities...............      19       59     (201)        74        230
   Accounts payable and
    accrued liabilities.......    (386)     (18)     967        539      3,672
   Deferred revenue...........      --       --       --         --        625
                               -------  -------  -------    -------   --------
    Net cash used in operating
     activities...............  (5,373)  (4,643)  (6,619)    (4,409)   (14,136)
                               -------  -------  -------    -------   --------
Cash flows used in investing
 activities--purchase of
 furniture and equipment......    (800)    (525)    (572)      (356)    (1,314)
                               -------  -------  -------    -------   --------
Cash flows from financing
 activities:
 Principal payments on capital
  lease obligations...........    (185)    (192)     (78)       (60)       (11)
 Proceeds from issuance of
  promissory notes and
  warrants....................      --    1,500    1,000      1,000      7,000
 Proceeds from issuance of
  common stock................      11        9      362         29         48
 Proceeds from issuance of
  preferred stock.............   5,000    5,961   10,101      5,000      5,402
                               -------  -------  -------    -------   --------
    Net cash provided by
     financing activities.....   4,826    7,278   11,385      5,969     12,439
                               -------  -------  -------    -------   --------
Increase (decrease) in cash
 and cash equivalents.........  (1,347)   2,110    4,194      1,204     (3,011)
Cash and cash equivalents at
 beginning of year............   2,650    1,303    3,413      3,413      7,607
                               -------  -------  -------    -------   --------
Cash and cash equivalents at
 end of year.................. $ 1,303  $ 3,413  $ 7,607    $ 4,617   $  4,596
                               =======  =======  =======    =======   ========
Supplemental disclosure--cash
 paid during the year for:
 Interest..................... $    36  $     6  $     4    $     3   $     --
                               =======  =======  =======    =======   ========
Non-cash financing
 transaction--
 Exchange of promissory notes
  and related interest for
  redeemable convertible
  preferred stock............. $    --  $ 1,519  $ 1,007    $ 1,007   $     --
                               =======  =======  =======    =======   ========

See accompanying notes to consolidated financial statements.

                           EFFICIENT NETWORKS, INC.

                  Notes to Consolidated Financial Statements

                   June 30, 1997 and 1998 and March 31, 1999

(1) Incorporation and Nature of Business

  Efficient Networks, Inc. (the "Company") was incorporated under the laws of the State of Delaware on June 10, 1993. The Company designs, develops, manufactures and sells Digital Subscriber Line ("DSL") customer premise equipment ("CPE") for the broadband access market.

(2) Summary of Significant Accounting Policies

    (a) Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly-owned sales subsidiary located in The
    Netherlands. All significant intercompany accounts and transactions have been eliminated in consolidation.

    (b) Cash Equivalents

    Cash equivalents consist primarily of an investment account comprised of investments in commercial paper, repurchase agreements and money market funds. For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

    (c) Inventories

    Inventories are stated at the lower of average cost or market (net realizable value).

    (d) Furniture and Equipment

    Furniture and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments.

    Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Plant and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives are as follows:

                                                    Years
                                                    -----
            Computers..............................    5
            Software...............................    3
            Equipment..............................    5
            Furniture and fixtures.................    5

    (e) Income Taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                           EFFICIENT NETWORKS, INC.

                   June 30, 1997 and 1998 and March 31, 1999


    (f) Revenue Recognition

    Revenue from product sales is recognized upon shipment to the customer. Reserves for estimated sales returns and allowances are recorded in the same period as the related revenues. Revenue related to sales transactions that provide a customer with the right to return product is deferred until the product is deployed by the customer and/or the return privileges expire.

    (g) Stock-Based Compensation

    The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

    (h) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed

    Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    (i) Net Loss Per Share of Common Stock

    Net loss per share of common stock is presented in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. Under SFAS No. 128, basic earnings/loss per share excludes dilution for potentially dilutive securities and is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings/loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the computation of diluted earnings/loss per share when their inclusion would be antidilutive. The computation of basic and diluted weighted average shares is as follows (in thousands):

                                                               Nine-month
                                Year ended June 30,           period ended
                              --------------------------  ---------------------
                                                           March 31,
                                                             1998     March 31,
                               1996     1997      1998    (unaudited)   1999
                              -------  -------  --------  ----------- ---------
     Numerator:
       Net loss.............. $(5,844) $(6,635) $ (9,291)   $(5,792)  $(14,075)
       Accretion of
        redeemable
        convertible preferred
        stock................      --       --        --         --       (263)
                              -------  -------  --------    -------   --------
       Numerator for basic
        and diluted net loss
        per share............ $(5,844) $(6,635) $ (9,291)   $(5,792)  $(14,338)
                              =======  =======  ========    =======   ========
     Denominator for basic
      and diluted net loss
      per share--weighted
      average common shares
      outstanding............   2,838    3,027     3,254      3,193      3,807
                              =======  =======  ========    =======   ========

    Pro forma basic and diluted net loss per share has been calculated assuming: (a) the conversion of redeemable convertible preferred stock outstanding at June 30, 1998 and March 31, 1999, as if the

                           EFFICIENT NETWORKS, INC.

                   June 30, 1997 and 1998 and March 31, 1999

    redeemable convertible preferred stock had converted immediately upon its issuance, resulting in 19,631,974 and 22,870,213 additional shares of common stock outstanding, respectively; and (b) the warrants issued in January 1999 in connection with the issuance of subordinated promissory notes were exercised immediately upon their issuance using the principal amount of the notes to satisfy the exercise price, resulting in 399,544 additional shares of common stock outstanding and a charge of $2,747,000 against earnings for the accretion of the discount recorded on the notes; and (c) the warrants issued in April 1999 in connection with the issuance of a subordinated promissory note were exercised at March 31, 1999 using the principal amount of the note to satisfy the exercise price, resulting in no incremental weighted average shares outstanding and a charge of $1,443,810 against earnings for the accretion of the discount recorded on the note.

    (j) Fair Value of Financial Instruments

    The carrying values of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The fair values of the Company's subordinated promissory notes and warrants were determined using a valuation model with the following assumptions: a volatility factor of 40% obtained from the stock price volatility experienced by certain of the Company's principal competitors; a risk-free interest rate of 5.71%; the contractual term of the respective notes; the estimated fair value of the Company's common stock ($10.25 at March 31, 1999); and exercise price of the detachable warrants. The estimated fair values of the January 1999 subordinated promissory notes and warrants as of March 31, 1999 are approximately $7,000,000 and $18,700,000 respectively.

    (k) Comprehensive Income

    On July 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and presentation of comprehensive income and its components in the financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to owners. To date, no elements of comprehensive income exist other than net loss from operations.

    (l) Pro Forma Balance Sheet

    The pro forma balance sheet reflects the following transactions as though they had occurred as of March 31, 1999 (see notes 6 and 7):

    . the April 8, 1999 issuance of subordinated promissory notes with detachable warrants in exchange for $2,000,000,

    . the conversion of $9,000,000 of subordinated promissory notes (including $2,000,000 of notes issued subsequent to March 31, 1999) into an aggregate of 3,082,191 shares of redeemable convertible preferred stock through the exercise of the warrants issued therewith, and

    . the conversion of each outstanding share of redeemable convertible preferred stock into one share of common stock.

    (m) Use of Estimates

    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                           EFFICIENT NETWORKS, INC.

                   June 30, 1997 and 1998 and March 31, 1999


(3)Inventories

   Inventories consisted of the following (in thousands):

                                                           June 30,
                                                         ------------- March 31,
                                                          1997   1998    1999
                                                         ------ ------ ---------
   Raw materials........................................ $  171 $  354  $1,634
   Finished goods.......................................    423    544   2,283
                                                         ------ ------  ------
   Total................................................ $  594 $  898  $3,917
                                                         ====== ======  ======

(4)Furniture and Equipment

   Furniture and equipment consisted of the following (in thousands):

                                                        June 30,
                                                     ---------------  March 31,
                                                      1997     1998     1999
                                                     -------  ------  ---------
   Computers........................................ $ 1,766  $1,941   $2,606
   Purchased software...............................   1,411     611      855
   Equipment........................................     303     241      513
   Furniture and fixtures...........................      62      66      120
   Leasehold improvements...........................      97     121      191
                                                     -------  ------   ------
   Total furniture and equipment....................   3,639   2,980    4,285
   Less accumulated depreciation and amortization...  (2,080) (1,576)  (2,155)
                                                     -------  ------   ------
   Furniture and equipment, net..................... $ 1,559  $1,404   $2,130
                                                     =======  ======   ======

   The Company leases certain equipment under capital lease arrangements. At June 30, 1997 and 1998, and March 31, 1999, the cost of assets under such leases aggregated $456,665, $152,183, and $152,183, respectively, and related accumulated amortization was $354,046, $134,065, and $152,183, respectively. Amortization of assets leased under capital lease arrangements is included in amortization expense.

(5)Accrued Liabilities

   Accrued liabilities consisted of the following (in thousands):

                                                           June 30,
                                                        -------------- March 31,
                                                         1997   1998     1999
                                                        ------ ------- ---------
   Accrued compensation and benefits................... $   37 $   247  $  562
   Accrued professional fees...........................     53     320       3
   Accrued interest....................................     --      --     145
   Deferred rent.......................................     39      39      38
   Current portion of capital lease obligation.........     78      11      --
   Other...............................................     25     134     219
                                                        ------ -------  ------
   Total............................................... $  232 $   751  $  967
                                                        ====== =======  ======

                           EFFICIENT NETWORKS, INC.

                   June 30, 1997 and 1998 and March 31, 1999


(6)Long-term debt

  In January 1999, the Company issued subordinated promissory notes with detachable warrants in exchange for $7,000,000 in cash. On April 8, 1999, the Company issued a subordinated promissory note with a detachable warrant in exchange for $2,000,000 in cash. The notes bear interest of 10% per annum and interest is payable quarterly. The notes are due at the earlier of January 2002 or (a) a consummation of a qualifying liquidation event which includes a firm commitment underwritten offering pursuant to a registration statement under the Securities Act of 1933, the public offering price of which is not less than $5.00 per share and $10,000,000 in the aggregate; (b) any consolidation or merger of the Company with or into any other corporation or corporations; (c) sale, conveyance or disposition of all or substantially all of the assets of the Company; or (d) the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed.

  The notes issued in January and April 1999 were issued with detachable warrants to purchase 2,397,260 shares and 684,931 shares, respectively, of the Company's Series H redeemable convertible preferred stock at an exercise price of $2.92 per share. The warrants expire at the earlier of January 2002 or the consummation by the Company of the sale of its common stock in a firm commitment underwritten offering at a price not less than $5.00 per share and providing not less than $10,000,000 of net proceeds.

  The proceeds were allocated between the notes and the warrants based on their pro-rata fair values, as determined using a valuation model (see note 2(j)). As a result, the warrants issued in January and April were valued at $4,728,889 and $1,443,810, respectively. This amount was recorded as paid-in capital. The resulting discount on the notes is being accreted as interest expense over the expected term of the related promissory notes.

(7)Redeemable Convertible Preferred Stock

  Preferred stock has voting rights equal to the number of shares of common stock into which the preferred stock is convertible. The preferred stock is convertible at the option of the holder into such number of shares of common stock as is determined by dividing the original issue price of the preferred stock plus all declared but unpaid dividends by the applicable conversion price at the date of conversion. The conversion price per share is the original issue price adjusted for any dilution that may occur from future offerings.

  Each share of outstanding preferred stock will be required to convert to common stock upon the earlier of the time of the Company's initial public offering, if certain offering parameters are met, or the date on which the Company obtains the consent of the holders of a majority of the then outstanding shares of preferred stock.

  The outstanding preferred stock is redeemable into cash at the request of a majority of the holders of the then outstanding shares of preferred stock at an amount equal to the original issue price plus all declared but unpaid dividends. Amounts due to the preferred shareholders on redemption are payable in three equal annual installments on the fifth, sixth and seventh anniversaries of the original purchase dates.

  Dividends may be declared at the sole discretion of the Board of Directors and are noncumulative. To date, no such dividends have been declared. The holders of the preferred stock are entitled to a liquidation preference equivalent to the original issue price of the respective series of preferred stock plus declared but unpaid dividends.

  The following indicates the series of redeemable convertible preferred stock in existence at March 31, 1999. Series for which preferred stock has been issued and remains outstanding are stated at the redemption

                           EFFICIENT NETWORKS, INC.

                   June 30, 1997 and 1998 and March 31, 1999

  amount; issuance costs are netted against the proceeds and accreted as a charge against additional paid-in capital over the expected life of the related series of preferred stock (all in thousands, except share and per share data):

                                           Dividend      June 30,
                                             Rate    ----------------  March 31,
                                           Per Share   1997    1998      1999
                                           --------- -------- -------  ---------
   Series A--7,096,000 shares authorized;
    7,000,000 shares issued and
    outstanding..........................    $0.03   $  3,500 $ 3,500   $ 3,500

   Series B--522,848 shares authorized,
    issued and outstanding...............    $0.07        625     625       625

   Series C--5,895,832 shares authorized;
    5,858,332 shares issued and
    outstanding..........................    $0.07      7,030   7,030     7,030

   Series D--2,473,644 shares authorized,
    issued and outstanding...............    $0.12      5,000   5,000     5,000

   Series E--3,091,430 shares authorized,
    issued and outstanding...............    $0.15      7,480   7,480     7,480

   Series F--2,057,159 shares authorized,
    issued and outstanding in 1998 and
    1999.................................    $0.18         --   6,007     6,007

   Series G--6,000,000 shares authorized;
    1,866,800 and 3,716,800 shares issued
    and outstanding in 1998 and 1999.....    $0.18         --   5,451    10,853

   Issuance costs, net of accretion......                  --    (350)      (87)
                                                     -------- -------   -------
                                                     $ 23,635 $34,743   $40,408
                                                     ======== =======   =======

   Series H--4,000,000 shares authorized,
    none issued or outstanding...........    $0.18         --      --        --


  The Company issued promissory notes in exchange for cash of $1,000,000 and $500,000 on September 17, 1996 and December 12, 1996, respectively. The promissory notes bore interest at 6% and were due on demand. On December 31, 1996, the Company issued 3,091,430 shares of Series E redeemable convertible preferred stock in exchange for the principal and related accrued interest on the promissory notes amounting to $1,518,657 and $5,961,498 in cash.

  The Company issued promissory notes in exchange for $1,000,000 on January 7, 1998. The promissory notes bore interest at 6% and were due on demand. On February 17, 1998, the Company issued 2,057,159 shares of Series F redeemable convertible preferred stock in exchange for the principal and related accrued interest on the promissory notes amounting to $1,006,904 and $5,000,000 in cash.

  In June 1998, the Company issued 1,866,800 shares of Series G redeemable convertible preferred stock for $5,451,056 in cash. The issuance was recorded net of issuance costs of $350,000. In March 1999, the Company issued an additional 1,850,000 shares of Series G redeemable convertible preferred stock for $5,402,000 in cash.

(8)Stock Option Plan

  In 1993, the Company adopted a stock option plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers, directors and key employees. The Plan authorizes grants of options to purchase up to 10,000,000 shares of unissued common stock. The Board of Directors determines the terms of each option, including exercise price (within limits set forth in the plan), number of shares and the rate at which each option is exercisable. The options generally vest ratably over a period of four years from the date of grant.

                           EFFICIENT NETWORKS, INC.

                   June 30, 1997 and 1998 and March 31, 1999


  In 1998, the Company adopted the Directors' Stock Option Plan (the "Directors' Plan") pursuant to which stock options may be granted to non-employee members of the Company's Board of Directors. The Directors' Plan authorizes grants of options to purchase up to 275,000 shares of common stock.

  Option grants under the Directors' Plan are nondiscretionary and automatic. Non-employee directors serving on the Company's board of directors at the date of the adoption of the Directors' Plan were granted options to purchase 50,000 shares on the effective date of the plan. Subsequent non-employee directors are granted an option to purchase 15,000 shares on the date they become a director. After their initial grant, non-employee directors are granted an option to purchase 15,000 shares on January 1 of each year provided they have served on the board for at least six months. At March 31, 1999, there were options to purchase 75,000 shares available for grant under the Directors' Plan.

  At March 31, 1999, there were options to purchase 2,404,728 shares available for grant under both plans. The per share weighted-average fair value of stock options granted during each of the years ended June 30, 1996, 1997 and 1998 and the nine months ended March 31, 1999 was $1.92, $2.09, $2.60 and $7.72, respectively, on the date of grant as estimated using the minimum value option-pricing model with the following weighted-average assumptions in all years: expected dividend yield of 0.0%, an expected life of four years, and a risk-free interest rate of 6%.

  The Company applies APB Opinion No. 25 in accounting for stock options granted to employees and non-employee directors under its stock option plans. The Company recorded $1,425,000, $2,269,000, $3,143,000 and
  $13,130,000 of deferred stock option compensation during the years ended June 30, 1996, 1997 and 1998 and the nine months ended March 31, 1999, respectively, as a result of granting stock options with exercise prices below the estimated fair value per share of the Company's common stock at the date of grant. Deferred stock option compensation has been recorded as a component of stockholders' equity (deficit) and is being amortized as a charge to operations over the vesting period of the applicable options. Amortization of deferred stock option compensation of $198,000, $659,000, $1,165,000 and $1,899,000 was recognized in the years ended June 30, 1996, 1997 and 1998 and the nine months ended March 31, 1999, respectively.

                           EFFICIENT NETWORKS, INC.

                   June 30, 1997 and 1998 and March 31, 1999

  Had the Company determined compensation cost based on the estimated fair value of stock options at the grant date in accordance with SFAS No. 123, the Company's net loss would have been increased or decreased, as applicable, to the pro forma amounts indicated below:

                                                                    Nine months
                                           Year ended June 30,         ended
                                         -------------------------   March 31,
                                          1996     1997     1998       1999
                                         -------  -------  -------  -----------
   Net loss:
     As reported.......................  $(5,844) $(6,635) $(9,291)  $(14,075)
     Pro forma.........................  $(5,762) $(6,680) $(9,687)  $(14,053)
   Basic and diluted net loss per share
    of common stock:
     As reported.......................  $ (2.06) $ (2.19) $ (2.86)  $  (3.77)
     Pro forma.........................  $ (2.03) $ (2.21) $ (2.98)  $  (3.69)

  Pro forma net loss reflects only stock options granted after June 30, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting periods of four years and compensation expense pertaining to stock options granted in prior periods is not considered.

  Stock option activity for both plans during the periods indicated is as follows:

                                                                        Weighted
                                                                        Average
                                                             Number of  Exercise
                                                              shares     Price
                                                             ---------  --------
      Balance at June 30, 1996.............................. 2,396,500   $0.11
        Granted............................................. 1,716,883    0.24
        Exercised...........................................   (62,500)   0.15
        Forfeited...........................................  (454,883)   0.15
                                                             ---------
      Balance at June 30, 1997.............................. 3,596,000   $0.19
        Granted............................................. 1,631,000    0.58
        Exercised...........................................  (448,125)   0.12
        Forfeited...........................................  (344,458)   0.22
                                                             ---------
      Balance at June 30, 1998.............................. 4,434,417   $0.33
        Granted............................................. 2,473,500    2.37
        Exercised...........................................  (301,801)   0.14
        Forfeited...........................................  (135,541)   0.87
                                                             ---------
      Balance at March 31, 1999............................. 6,470,575   $1.11
                                                             =========

  Options granted during the years ended June 30, 1996, 1997 and 1998 and the nine-month period ended March 31, 1999 had an exercise price less than the estimated fair value of the Company's common stock on the date of grant; the weighted-average grant-date fair value of options granted during those periods was $0.46, $1.37, $2.10 and $7.79, respectively.

                           EFFICIENT NETWORKS, INC.

                   June 30, 1997 and 1998 and March 31, 1999

  The following presents certain information about outstanding stock options at March 31, 1999:

                                                                  Options
                                   Options outstanding          exercisable
                             ------------------------------- ------------------
                                          Weighted average             Weighted
                                        --------------------           average
                               Number   Exercise Contractual Number of exercise
    Range of exercise price  of options  price      life      options   price
    -----------------------  ---------- -------- ----------- --------- --------
    $0.05-0.25.............. 2,497,075   $0.19    6.9 years  1,728,443  $0.17
    $0.50-0.60.............. 1,547,500   $0.58    9.0 years    402,458  $0.57
    $1.50-2.50.............. 2,346,000   $2.23    9.5 years        --     --
    $7.50...................    75,000   $7.50    9.8 years        --     --

  At June 30, 1996, 1997 and 1998, and at March 31, 1999, the number of options exercisable was 672,946, 1,227,480, 1,634,901 and 2,130,901, respectively, and the weighted-average exercise price of those options was $0.10, $0.15, $0.30 and $0.25, respectively.

(9)Research and Development Arrangements

  On October 31, 1997, the Company entered into a development and license agreement with a customer who owns preferred stock of the Company. The agreement obligated the Company to develop a product that meets mutually agreed upon specifications in exchange for $850,000. The Company has fulfilled its development obligations and the proceeds under the arrangement were offset against research and development expense during the year ended June 30, 1998.

  On November 11, 1997, the Company entered into a development and marketing agreement with a customer. The agreement obligated the Company to develop a product in accordance with certain specifications and to provide 114,068 shares of the Company's common stock for an aggregate purchase price of $300,000. The common stock issuance was recorded at estimated fair value of $300,000. The Company has fulfilled its development obligations.

(10)Lease Commitments

  The Company has operating lease agreements relating to certain facilities and equipment which expire at various dates. Rent expense on operating leases for the years ended June 30, 1996, 1997 and 1998 and for the nine months ended March 31, 1999 was $270,122, $367,308, $380,794 and $267,388,
  respectively. Minimum lease payments for the three months ended June 30, 1999 are $103,652. The Company entered into several agreements for the sale and leaseback of certain equipment. The leases were classified as capital leases and expired during the nine months ended March 31, 1999. Future minimum lease payments under noncancelable operating leases as of March 31, 1999 are:

                                                                       Operating
                                                                        Leases
                                                                       ---------
      Years ended June 30:
        2000.......................................................... $417,097
        2001..........................................................  329,765
        2002..........................................................  124,327
        2003..........................................................   35,955
        2004..........................................................    5,993
                                                                       --------
          Total minimum lease payments................................ $913,137
                                                                       ========

                           EFFICIENT NETWORKS, INC.

                   June 30, 1997 and 1998 and March 31, 1999


  In connection with certain capital lease transactions, the Company issued warrants to purchase (a) 96,000 shares of Series A preferred stock at $0.50 per share expiring on the earlier of December 16, 2003 or the fifth annual anniversary of the consummation of the Company's initial public offering of its common stock, if certain offering parameters are met, and (b) 37,500 shares of its Series C preferred stock at $1.20 per share expiring on the later of March 13, 2005 or five years from the effective date of the Company's initial public offering.

(11)Income Taxes

  The Company has not recognized any tax benefits for its net operating loss carryforwards.

  Net deferred tax assets as of June 30, 1997 and 1998 and March 31, 1999 are as follows (in thousands):

                                                         1997    1998    1999
                                                        ------  ------  -------
      Deferred tax assets:
        Operating loss carryforwards................... $6,241  $8,943  $13,083
        Stock compensation.............................    237     419      684
        Receivables and inventory reserves.............     30      59      123
        Accrued liabilities............................    --       87      142
                                                        ------  ------  -------
          Deferred tax assets..........................  6,508   9,508   14,032
          Valuation allowance.......................... (6,238) (9,311) (13,976)
                                                        ------  ------  -------
                                                           270     197       56
      Deferred tax liability - furniture
         and equipment.................................   (270)   (197)     (56)
          Net deferred tax assets...................... $   --  $   --  $    --
                                                        ======  ======  =======

  The net change in the valuation allowance for the years ended June 30, 1997 and 1998 and for the nine months ended March 31, 1999 was $2,270,000, $3,073,000 and $4,665,000, respectively.

  As of March 31, 1999, the Company has net operating loss carryforwards of approximately $36,000,000 which begin to expire in 2008 and are available to reduce future regular federal income taxes, if any.

                           EFFICIENT NETWORKS, INC.

                   June 30, 1997 and 1998 and March 31, 1999

(12)Segment Information and Concentration of Credit Risk

  The Company operates in one reportable segment as it has one family of DSL products and markets its products to network equipment vendors and DSL service providers. In fiscal years 1996, 1997 and 1998 the Company also developed and marketed asynchronous transfer mode ("ATM") network products which are no longer actively marketed by the Company. The Company does not disaggregate financial information by product or geographically, other than export sales by region and sales by product, for management purposes. Substantially all of the Company's assets are located within the United States. The Company does not account for, and does not report to management, its assets or capital expenditures by revenue source. All of the Company's products are produced in the United States. The Company grants credit to customers located in several geographical regions in North America, Europe and the Pacific Rim. The following represents sales to customers in each of those geographical regions as a percentage of total revenues and revenues and gross margins by product line:

                                                                       March 31,
      Geographic Region                         1996    1997    1998     1999
      -----------------                        ------  ------  ------  ---------
      North America...........................     71%     65%     48%      65%
      Europe..................................     13%     25%     40%      15%
      Pacific Rim.............................     16%     10%     12%      20%
                                                                       March 31,
      Product line                              1996    1997    1998     1999
      ------------                             ------  ------  ------  ---------
      DSL revenues............................ $  --   $  --   $   84   $5,573
      DSL gross margin........................ $  --   $  --   $  (19)  $ (327)
      ATM revenues............................ $3,687  $4,122  $3,286   $1,566
      ATM gross margin........................ $1,478  $1,736  $1,229   $  767

  For the years ended June 30, 1996 and 1997, revenues from individual customers amounted to 13% and 38% of total revenue, respectively. For the year ended June 30, 1998, revenues from individual customers amounted to 20% and 13% of total revenues. As of and for the nine months ended March 31, 1999, revenues from individual customers amounted to 20% and 10% of total revenues, and accounts receivable related to these customers was approximately $1,120,000 and $702,000, respectively. The Company performs ongoing evaluations of its customers' financial conditions and generally does not require collateral.

(13)Subsequent Event (Unaudited)

  On June 28, 1999, we issued a $5.0 million convertible promissory note to Covad Communications. The note bears interest at the rate of 8.0% per year, and will be payable on the fifth anniversary of issuance. Covad will have the right to demand prepayment of 50% of the principal amount of the note at any time after the first anniversary and full prepayment at any time after the second anniversary of issuance. The note will be convertible at Covad's option into shares of Series I preferred stock at any time at a conversion price of $10.09 per share of Series I preferred stock. In addition, in the event we complete an initial public offering, the note will automatically convert into Series I preferred stock at a conversion price equal to the lesser of (1) 70% of the initial public offering price per share or (2) $10.09 per share. Assuming completion of this offering at an initial public offering price of $15.00 per share, the Covad note will convert into 497,663 shares of Series I preferred stock, and those shares will automatically convert into an equal number of shares of common stock.

                             INSIDE BACK COVER PAGE


     [Product pictures: Speedstream 3000, 4000 and 5000 Series with product packaging].

                [LOGO OF EFFICIENT NETWORKS, INC. APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Efficient in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

   SEC registration fee............................................. $   19,182
   NASD filing fee..................................................      6,500
   Nasdaq National Market listing fee...............................    150,000
   Printing and engraving costs.....................................    250,000
   Legal fees and expenses..........................................    300,000
   Accounting fees and expenses.....................................    175,000
   Blue Sky fees and expenses.......................................     10,000
   Transfer Agent and Registrar fees................................     10,000
   Miscellaneous expenses...........................................     79,318
                                                                     ----------
     Total.......................................................... $1,000,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

   Article IX of the Registrant's Restated Certificate of Incorporation provides that directors and officers may be indemnified to the fullest extent permissible under Delaware law.

   Article VI of the Registrant's Bylaws provides for the indemnification of officers and directors to the fullest extent permissible under Delaware law.

   The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

   The Underwriting Agreement, Exhibit 1.1 hereto, provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

Item 15. Recent Sales of Unregistered Securities

   During the past three years, the Registrant has issued unregistered securities to a limited number of persons as described below. In each case, we relied on the exemption from registration provided by Section 4(2) of the Securities Act.

   In September 1995, we sold 2,473,644 shares of Series D Preferred Stock to Texas Instruments Incorporated at a purchase price of $2.02 per share.

   In December 1996, we sold 3,091,430 shares of Series E Preferred Stock to accredited investors, including ADC Telecommunications, Inc., Aperture Associates and funds affiliated with Crosspoint Venture Partners, El Dorado Venture Partners, Enterprise Venture Partners, Menlo Ventures and Ocean Ventures, at a purchase price of $2.42 per share.

   In November 1997, we sold 114,068 shares of Common Stock to DSC Telecom, L.P. at a purchase price of $2.63 per share.

   In February 1998, we sold 2,057,159 shares of Series F Preferred Stock to accredited investors, including ADC Telecommunications, Inc., Texas Instruments and funds affiliated with Crosspoint Venture Partners, El Dorado Venture Partners, Enterprise Venture Partners, Menlo Ventures and Ocean Park Ventures, at a purchase price of $2.92 per share.

   In June 1998, we sold 1,866,800 shares of Series G Preferred Stock to Siemens A.G. at a purchase price of $2.92 per share.

   In June 1998, we issued a warrant to purchase 34,246 shares of Series G Preferred Stock at an exercise price of $2.92 per share to Hambrecht & Quist LLC.

   In January 1999, we issued Subordinated Promissory Notes for an aggregate principal amount of $7.0 million and warrants to purchase an aggregate of 2,397,260 shares of Series H Preferred Stock at an exercise price of $2.92 per share to El Dorado Ventures IV, LP and Crosspoint Ventures LS 1997 LP.

   In March 1999, we sold 1,850,000 shares of Series G Preferred Stock to Siemens A.G. at a purchase price of $2.92 per share.

   In April 1999, we issued a Subordinated Promissory Note for an aggregate principal amount of $2.0 million and a warrant to purchase 684,931 shares of Series H Preferred Stock at an exercise price of $2.92 per share to Palomar Ventures L.P.

   In June 1999, we issued a convertible promissory note to an affiliate of Covad Communications Group, Inc. for an aggregate principal amount of $5.0 million. The note is convertible into 497,663 shares of Series I Preferred Stock at an exercise price of $10.09 per share and automatically converts in our initial public offering at a price equal to the lesser of (1) 70% of the initial public offering price per share or (2) $10.09 per share.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
 Number
 -------
   1.1*  Form of Underwriting Agreement.

   3.1* Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately following the closing of the offering made under this Registration Statement.

   3.2* Amended and Restated Bylaws of the Registrant to be in effect immediately following the closing of the offering made under this Registration Statement.

   4.1   Specimen Common Stock Certificate (standard form, not filed).

   5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

  10.1* Form of Indemnification Agreement between the Registrant and each of its directors and officers.

  10.2*  1999 Stock Plan and form of agreements thereunder.

  10.3*  1999 Employee Stock Purchase Plan and form of agreements thereunder.

  10.4* Investors' Rights Agreement dated July 30, 1993 executed in connection with the issuance and sale of our Series A Preferred Stock.

  10.5*  Amendment No. 1 to the Investors' Rights Agreement dated February 9,
         1994, executed in connection with the issuance and sale of our Series
         B Preferred Stock.

  10.6*  Amendment No. 2 to the Investors' Rights Agreement dated September 30,
         1994, executed in connection with the issuance and sale of our Series
         C Preferred Stock.

  10.7*  Amendment No. 3 to the Investors' Rights Agreement dated September 1,
         1995, executed in connection with the issuance and sale of our Series
         D Preferred Stock.

  10.8*  Amendment No. 4 to the Investors' Rights Agreement dated December 31,
         1996, executed in connection with the issuance and sale of our Series
         E Preferred Stock.

 Exhibit
 Number
 -------

 10.9*   Amendment No. 5 to the Investors' Rights Agreement dated February 17,
         1998, executed in connection with the issuance and sale of our Series
         F Preferred Stock.

 10.10*  Amendment No. 6 to the Investors' Rights Agreement dated June 10,
         1998, executed in connection with the issuance and sale of our Series
         G Preferred Stock.

 10.11*  Amendment No. 7 to the Investors' Rights Agreement dated January 11,
         1999, executed in connection with the issuance and sale of our Series
         H Preferred Stock.

 10.12*  Geico Building Office Lease dated August 19, 1993 by and between
         Government Employees Insurance Company and Efficient.

 10.13*  Modification of Geico Office Lease dated May 8, 1995 by and between
         Government Employees Insurance Company and Efficient.

 10.14*  Graystone Office Park Lease dated September 8, 1998 by and between
         Lanny Houillion and Efficient.

 10.15* Form of Agreement Regarding Conditional Exercise of Warrant between the Registrant, Warrant Holder and Wilson Sonsini Goodrich & Rosati,
         Professional Corporation.

 10.16*  Convertible Note Purchase Agreement dated June 22, 1999 by and between
         Covad Investment Corporation, and Efficient.

 10.17*  Form of Convertible Promissory Note to be issued to Covad Investment
         Corporation.

 10.18*  Amendment No. 8 to the Investor's Rights Agreement dated June 28,
         1999, executed in connection with the issuance and sale of a convertible promissory note.

 23.1    Consent of Independent Auditors.

 23.2*   Consent of Counsel (see Exhibit 5.1).

 24.1*   Power of Attorney (included on page II-4).

 27.1*   Financial Data Schedules.

 99.1*   Consent of Robert Hawk.

--------
*  Previously filed.

   (b) Financial Statement Schedules

                                                      Page
                                                      ----
      Independent Auditors' Report on Schedule        S-1
      Schedule II--Valuation and Qualifying Accounts  S-2

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or notes thereto.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 14th day of July, 1999.

                                         EFFICIENT NETWORKS, INC.

                                                  /s/ Mark A. Floyd
                                         By:___________________________________
                                                     Mark A. Floyd
                                         President and Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

             Signature                     Title                  Date

   /s/    Mark A. Floyd             President, Chief         July 14, 1999
----------------------------------  Executive Officer
          Mark A. Floyd             and Chairman of the
                                    Board (Principal
                                    Executive Officer)


                *                   Vice President and       July 14, 1999
----------------------------------  Chief Financial
         Jill S. Manning            Officer (Principal
                                    Financial and
                                    Accounting Officer)



                *                   Director                 July 14, 1999
----------------------------------
          Bruce W. Brown

                *                   Director                 July 14, 1999
----------------------------------
          James P. Gauer

                *                   Director                 July 14, 1999
----------------------------------
          Robert A. Hoff

                *                   Director                 July 14, 1999
----------------------------------
      William L. Martin III

                *                   Director                 July 14, 1999
----------------------------------
        Thomas H. Peterson

                                    Director
----------------------------------
         Anthony T. Maher

   */s/   Mark A. Floyd
----------------------------------
         Attorney-In-Fact

                    Independent Auditors' Report on Schedule

The Board of Directors
Efficient Networks, Inc.:

  Under date of April 26, 1999, we reported on the consolidated balance sheets of Efficient Networks, Inc. and subsidiary as of June 30, 1997 and 1998 and March 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended June 30, 1998 and for the nine months ended March 31, 1999, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

  In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                KPMG LLP

Dallas, Texas
April 26, 1999

                            EFFICIENT NETWORKS, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                    Additions  Additions
                         Balance at charged to charged to
                         beginning  costs and    other                Balance at
Description              of period   expenses   accounts  Deductions end of period
-----------              ---------- ---------- ---------- ---------- -------------
FOR THE NINE MONTHS
 ENDED
 MARCH 31, 1999
Allowances Deducted
 from Assets
 Accounts receivable...     $ 15        55        --         --          $ 70
 Inventories...........      150       130        --         --           280
                            ----       ---        ---        ---         ----
  Total Allowances
   Deducted from
   Assets..............     $165       185        --         --          $350
                            ====       ===        ===        ===         ====
FOR THE YEAR ENDED JUNE
 30, 1998
Allowances Deducted
 from Assets
 Accounts receivable ..     $ 25        11        --          21         $ 15
 Inventories...........       57       124        --          31          150
                            ----       ---        ---        ---         ----
  Total Allowances
   Deducted from Assets
   ....................     $ 82       135        --          52         $165
                            ====       ===        ===        ===         ====
FOR THE YEAR ENDED JUNE
 30, 1997
Allowances Deducted
 from Assets
 Accounts receivable...     $ 23         2        --         --          $ 25
 Inventories...........      --         57        --         --            57
                            ----       ---        ---        ---         ----
  Total Allowances
   Deducted from
   Assets..............     $ 23        59        --         --          $ 82
                            ====       ===        ===        ===         ====
FOR THE YEAR ENDED JUNE
 30, 1996
Allowances Deducted
 from Assets
 Accounts receivable...     $--         26        --           3         $ 23
 Inventories...........      --        --         --         --           --
                            ----       ---        ---        ---         ----
  Total Allowances
   Deducted from
   Assets..............     $--         26        --           3         $ 23
                            ====       ===        ===        ===         ====

                                 EXHIBIT INDEX

 Exhibit
 Number
 -------
  1.1*   Form of Underwriting Agreement.

  3.1* Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately following the closing of the offering made under this Registration Statement.

  3.2* Amended and Restated Bylaws of the Registrant to be in effect immediately following the closing of the offering made under this Registration Statement.

  4.1    Specimen Common Stock Certificate (standard form, not filed).

  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

 10.1* Form of Indemnification Agreement between the Registrant and each of its directors and officers.

 10.2*   1999 Stock Plan and form of agreements thereunder.

 10.3*   1999 Employee Stock Purchase Plan and form of agreements thereunder.

 10.4* Investors' Rights Agreement dated July 30, 1993 executed in connection with the issuance and sale of our Series A Preferred Stock.

 10.5*   Amendment No. 1 to the Investors' Rights Agreement dated February 9,
         1994, executed in connection with the issuance and sale of our Series
         B Preferred Stock.

 10.6*   Amendment No. 2 to the Investors' Rights Agreement dated September 30,
         1994, executed in connection with the issuance and sale of our Series
         C Preferred Stock.

 10.7*   Amendment No. 3 to the Investors' Rights Agreement dated September 1,
         1995, executed in connection with the issuance and sale of our Series
         D Preferred Stock.

 10.8*   Amendment No. 4 to the Investors' Rights Agreement dated December 31,
         1996, executed in connection with the issuance and sale of our Series
         E Preferred Stock.

 10.9*   Amendment No. 5 to the Investors' Rights Agreement dated February 17,
         1998, executed in connection with the issuance and sale of our Series
         F Preferred Stock.

 10.10*  Amendment No. 6 to the Investors' Rights Agreement dated June 10,
         1998, executed in connection with the issuance and sale of our Series
         G Preferred Stock.

 10.11*  Amendment No. 7 to the Investors' Rights Agreement dated January 11,
         1999, executed in connection with the issuance and sale of our Series
         H Preferred Stock.

 10.12*  Geico Building Office Lease dated August 19, 1993 by and between
         Government Employees Insurance Company and Efficient.

 10.13*  Modification of Geico Office Lease dated May 8, 1995 by and between
         Government Employees Insurance Company and Efficient.

 10.14*  Graystone Office Park Lease dated September 8, 1998 by and between
         Lanny Houillion and Efficient.

 10.15* Form of Agreement Regarding Conditional Exercise of Warrant between the Registrant, Warrant Holder and Wilson Sonsini Goodrich & Rosati,
         Professional Corporation.

 10.16*  Convertible Note Purchase Agreement dated June 22, 1999 by and between
         Covad Investment Corporation, and Efficient.

 10.17*  Form of Convertible Promissory Note to be issued to Covad Investment
         Corporation.

 10.18*  Amendment No. 8 to the Investor's Rights Agreement dated June 28,
         1999, executed in connection with the issuance and sale of a convertible promissory note.

 23.1    Consent of Independent Auditors.

 23.2*   Consent of Counsel (see Exhibit 5.1).

 24.1*   Power of Attorney (included on page II-4).

 27.1*   Financial Data Schedules.

 99.1*   Consent of Robert Hawk.

--------

*  Previously filed.